SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Annual Report and Financial Statements corresponding to the fiscal year ended on June 30, 2007 and 2006.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Annual Report and Financial Statements

corresponding to the fiscal years

ended June 30, 2007 and 2006

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

Index

Annual Report
Presentation
Consolidated Balance Sheet
Consolidated Statement of Income
Consolidated Statement of Cash Flows
Notes to the Consolidated Financial Statements
Consolidated Schedules
Balance Sheet
Statement of Income
Statement of Changes in Shareholders’ Equity
Statement of Cash Flows
Notes to the Financial Statements
Schedules
Additional Information to the Notes to the Financial Statements required by section 68 of the Buenos Aires Stock Exchange Regulations
Business Highlights
Report of Independent Auditors

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CORPORATE PROFILE

We are one of the leading agricultural and cattle breeding companies in Latin America. We seek to maximize the value of our assets based on two pillars: the Real Estate vision of the agricultural and cattle breeding business and the productive optimization. Our activities comprise the production of crop, including soy, corn, wheat and sunflower, beef cattle and milk. We also develop purchase and selling operations of rural farms aiming at producing a true transformation and the technical improvements necessary to produce a change in value.

Our shares are listed in the Buenos Aires Stock Exchange (BCBA) since March 1960 and in the United Status NASDAQ since 1997.

With the incorporation of BrasilAgro, a Brazilian company listed in the San Pablo Stock Exchange (BOVESPA), in which we hold 7.4% shares, we have started a process of international expansion. The purpose of Cresud S.A.C.I.F.and A. (Cresud) is to continue expanding its operations in markets offering opportunities to implement its business model.

In addition, we are the principal shareholders of IRSA Inversiones y Representaciones S.A. (IRSA) one of the leading Real Estate operators in Argentina.

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LETTER TO SHAREHOLDERS

Dear Shareholders:

Net income for fiscal 2007 has been Ps. 49.4 million, that is, a 50% increase compared to the previous fiscal year. The good times in the sector reflect the changes in the agricultural and cattle breeding industry at world level, which, in our opinion, are here to stay. On top of the constrained situation seen in the global supply and demand of food in recent years, a new pressure factor is affecting the demand side, namely, the new application of crops as sources of energy. The plan announced by President Bush earlier this year, aimed at replacing fossil fuel usage by 20% with biofuels in a term of ten years, triggered the demand for ethanol, and hence, of corn. As a result, the prices of corn and other crops have skyrocketed and are now at levels inconceivable not long ago. Furthermore, this scenario emerges in a context of improved economies in the developing world, which in turn translates into an increase in the demand for higher quality foods which are to be produced in ever-decreasing surface areas. The indicators that measure land availability per capita have been pointing to a constant decrease due in part to increasing urbanization. All these factors have contributed to the current pressure currently perceived on the values of agricultural land in most of the countries with agricultural and cattle breeding potential.

In the agricultural sector, the 2006-2007 season has marked a new milestone in Argentine history: 95 million tons. This sets a new all-time record in crop production. The reason for these improvements are found in the incorporation of technology and the increase in planted surface areas also aided by very good weather in some of the production areas which favored the development of crops.

As regards our cattle beef activities, our company Cactus Argentina S.A. has associated with Tyson Foods, Inc, the US leading meat processing company. In turn, Cactus Argentina S.A., whose shareholders are Tyson Foods, Cactus Feeders (a leading feed-lot operator worldwide) and Cresud, has acquired a 100% stake in Exportaciones Agroindustriales Argentinas S.A. (EAASA) a company that owns a cold storage plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle head per month. We are planning to expand slaughtering capabilities until we reach approximately 15,000 head per month. This is our first experience in vertical integration and we believe it shall be highly profitable for the company.

As regards our milk business, in the course of this fiscal year we have opened the second dairy facility in the “La Juanita” farm in the Province of Buenos Aires, which raises our total dairy farms to three. Hence, we have a total capacity of 3,300 cows in milking per day and we expect that with the application of new technologies and processes, total output should surpass the daily figure of 60,000 liters. As we see it, the sector in Argentina is offering major opportunities which shall contribute to an improvement in our operating income because of the high margins of this activity.

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Continuing with the Company’s policy of selling properties that have reached an appreciation peak so as to reinvest profits in other ones with better profit potential, we have decided to sell the 20,833-hectare “Tapenagá” farm located in the Province of Chaco for US$ 7.3 million, as a result of which we earned a US$ 5.0 million profit. Additionally, we sold a fraction of 14,516 hectares at the “Los Pozos” farm located in the Province of Salta for US$ 2.2 million which yielded a US$ 2 million profit. And we also signed a bill of sale for a 50-hectare fraction in the “El Recreo” farm, located in the Province of Catamarca, for Ps. 0.7 million, which yielded profits for Ps. 0.5 million. These sales are proof of the profit potential of our properties, which is not reflected in our balance sheet as they have been booked at acquisition value.

Additionally, we have acquired the “8 de Julio” 90,000-hectare farm, located in the Province of Santa Cruz, Argentine Patagonia, for US$ 2.4 million. This farm has 15,000 sheep and it offers major appreciation potential.

With respect to marginal area development, we continued with the development of “Los Pozos”, located in the Province of Salta. Presently, the number of net hectares for cattle-beef production amounts to approximately 28,700 and the total number of heads is 30,992. We are also working on the development of the concession over 162,000 hectares held by Agropecuaria Cervera S.A. in the Province of Salta, acquired during the previous year and for a 60-year term. There are 35,000 hectares for agricultural use planned to enter the production stage in the medium term.

When it comes to own land reserves, as of June 30, 2007 Cresud had over 325,700 hectares in reserve, acquired at very attractive prices. As we have seen throughout our history, we are confident that, by continuously adding technology, the value of these land reserves will tend to appreciate which shall yield major profits for the company.

Fiscal 2007 marked the start of a new era of regional expansion for Cresud. BrasilAgro, a Brazilian company listed on the Bovespa since May 2006 and in which Cresud has been founding shareholder, has acquired its first properties in Brazil: “Sao Pedro” a 2,443-hectare farm in Chapado do Sul (MS), “Cremaq” a 32,375-hectare farm in Bahía Grande do Ribeiro (PI); “Engenho” a 2,022-hectare farm in Maracajú (MS) and “Jatobá”, a 31,603-hectare farm in Jaborandi (BA). In turn, it executed agreements to acquire two more properties, “Araucária” a 15,543-hectare farm in Mineiros (GO) and “Alto Taquari” a 5,266-hectare farm in Taquari (MT). Most of these properties were acquired at very attractive prices compared to the average in their respective regions. All of them offer major appreciation potential. In the course of the next fiscal year we will continue to look for new business opportunities with the aim of building a solid portfolio of properties.

We are currently analyzing the possibility of expanding our operations to other countries in the region where we have also identified land appreciation potential.

As regards our investment in IRSA, as of June 30, 2007, our ownership interest amounted to 25.01% of the Company’s total outstanding stock capital. The earnings obtained in the course of fiscal 2007 represented a major profit for us in the amount of Ps. 33.1 million, with bright prospects for its business.

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Prospects for the agricultural and cattle beef sector are very interesting. In our opinion, companies which, like Cresud, have a solid track record of many years and enjoy high reputation in the sector, are well positioned to take advantage of the best opportunities offered by the market in this new global context.

These times of major challenges find us involved in projects with demanding objectives. I would hence like to thank our shareholders, investors, customers and suppliers for their trust and for their unwavering commitment and efforts, and to our Directors and employees for their inconditional effort and commitment, without whom it would be impossible to achieve our goals each year.

Autonomous City of Buenos Aires, July 27, 2007.

Eduardo S. Elsztain
President

5

CORPORATE STRATEGY

We are one of the leading agricultural and cattle breeding companies in Latin America. We seek to maximize the value of our assets based on two pillars: the Real Estate vision of the agricultural and cattle breeding business and the productive optimization.

With the incorporation of BrasilAgro, a Brazilian company listed in BOVESPA, we have started a process of international expansion. Our purpose is to continue expanding our operations in markets offering opportunities to implement our business model.

We also seek to maintain the long-term value of our investment in IRSA of which we hold 25.01% of that company total shares.

Real Estate vision of the agricultural and cattle-breeding business

Our agricultural and cattle-breeding activities are developed with a Real Estate vision of the business. We rotate our portfolio of farms and pasture by acquiring large plots of land with high appreciation potential. Once the expected valuation has been attained, we sell the business. Although our portfolio is principally located in different regions of Argentina, we are now analyzing several alternatives to expand our company world-wide.

We believe that the appreciation potential of the land acquired lies in the following factors:

Changes in the use of the land: We acquire underused land to comply with our transformation goal: to transform the non-productive land acquired into cattle-rising, from cattle-rising to farming or changing the use of the land into more profitable activities. To such purpose we focus our investments out of the traditional farming regions.

Use of technology: We believe that investments in technology and the use of the most advanced agricultural techniques improves productivity levels of the land acquired and, consequently, improves its valuation.

Market cycle: We anticipate ourselves to the market trends by detecting opportunities arising from the evolution of the economy at local, regional and international level, detecting both increases and decreases in the medium and short-tem supply and demand, provoked by changes in the world demography and by the use of land as a platform to produce food and energy, and for residencial purposes.

Productive optimization

We will capitalize our sound agricultural and cattle-breeding know-how for a better sub-use of the land acquired by applying the following strategies:

•

Implementation of technology. We will continue using last generation technology to increase our productive yields. We have planed new investments in agricultural developments by applying farm techniques to improve cereal production. On the other hand, we consider that we can improve the yield of the crops using high potential fertilizers and seeds and introducing advanced techniques to rotate land. In the past we installed watering equipment in some of our farmlands so as to attain higher levels of production and we do not put aside this technique in our future developments.

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We try to improve our beef production applying the latest breeding techniques and health techniques. On the other hand, we plan to improve the use of pastures. Likewise, our project is to continue investing in infrastructure as, for instance, the development of installations for the supply of water and electrical fencing.

In respect of our milk production, our plan is to continue developing our activities through the use of last-generation technologies and the latest feed and health techniques. To date, we have one of the most modern dairy facilities in Argentina.

•	Production expansion. We have three forms of expanding our grain, meat and milk production:

1)	Significantly increasing our total land surface in several regions of the country taking advantage of the opportunities to acquire pastures from the introduction of new technologies in under-developed land.

2)	Through the leasing of land. Our policy of leasing land is designed to complement our expansion strategy, using our liquidity for productive investments in our main agro and cattle activities. On the other hand, our leasing strategy gives us an additional level of flexibility in respect of the mix of products that constitute our total production achieving a higher diversification to minimize the business risks.

3)	Through the development of land in marginal areas, on June 30, 2007, Cresud had over 325,700 of land reserves, which are placed in areas in which there is little agricultural production and lots of un-used potential. We believe that by using the technology tools with which we count we will be able to carry out successful developments that will end in a good appreciation of our portfolio of land.

•

Geographic diversification of products. The purpose of Cresud is to continue expanding its operations in market that provide opportunities to implement our business model, in a direct form or through associations with third parties. This strategy aims at balancing the two main risks associated with our activity: the weather and the price fluctuation of commodities. To reduce such risks we maintain a diversification strategy in respect of our mix of products and the geographic location of our pastures. We own and lease land in several regions of Argentina with different climate conditions, sowing a diversified basket of products.

In addition, we are studying several alternatives to expand our business out of Argentina, allowing to diversify the country’s specific risks:

•

Vertical integration. The growth of the volumes of our production generates for some of our activities the possibility of integrate vertically processing our own products. Even if we do not have defined terms for implementation, we continue evaluating any different alternatives. During the month of January 2007 we completed the first operation to integrate beef processing in Argentina. To concrete the opportunities of vertical integration we look for associations with third specialized parties so as to not advance in the productive chain without being sure of a positive differentiation in respect of the previous plan.

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Preservation over the long term of our investment in IRSA

We will maintain our participation and value in the long term as regards our significant investment in IRSA that, as of June 30, 2007 is 25.01%.

We believe that IRSA is the best way to have access to the Argentine Real Estate market due to the achievements obtained, the important and diversified portfolio of properties that place the company as leader in almost all the sector in which it has involved and the capacity and strength of its Management to benefit from opportunities and maximize the company value and the return to the shareholders.

Founded in 1943, IRSA is the largest Argentine company investor in Real Estate and the only Argentine company in its activity that lists its shares in the BCBA and in the New York Stock Exchange (NYSE).

8

MACROECONOMIC CONTEXT

The Argentine Economy

After having been steadily moving forward during the calendar year 2006 the Argentine economy continues at present such clear path pushed by the internal expense and the favorable evolution of commodities. According to the indicators, we are able to consider that during the second quarter of the calendar year the economy would have slightly expanded above 2% seasonally adjusted. This means that the economy has accumulated 21 uninterrupted quarters of growth, which would allow the Gross Domestic Product (GDP) to situate 20% above the maximum prior to the crisis (8.3% per capita).

The rise of the GDP in calendar year 2007 would have been pushed mainly by private consumption, whereas public consumption would increase at a higher rate than in 2006. In the meantime, the Fixed Gross Domestic Investment (FGDI) would continue growing above the average of the economy although at a lesser speed than last years’, led by durable equipment for production.

Taking these estimates into account and the statistical 3.3% push left by calendar year 2006, it is awaited that the economy will grow around 8% inter-annually towards December 2007. Consequently, the economy would be in its fifth consecutive year of growth thus entering into the largest and strongest expansive stage since the 1964-1974 period.

During the current calendar year expenses in investment would be showing signs of deceleration with respect to previous years. Higher expense levels would be the result of increasing investments both in the private and in the public sectors. In the first case, estimates of a higher economic growth and positive profitability would encourage investment decisions. On the other hand, higher investment in infra-structure (focused on the provision of electric energy) and housing plans would lead to an increase in the public sector share of the FGDI.

Specifically for the second quarter of the current calendar 2007 year investments seem to have accelerated expanding at a rate above 5% seasonally adjusted, also higher to last year´s average (3.3% seasonally adjusted). The increase would be pushed mostly by purchases of durable equipment of production, and construction expense would remain relatively stable within the levels of the fourth quarter.

Consumption has been the principal booster in the growth of the economy along 2007, with the influence of higher expense by families and by the public sector. The rise of private consumption is connected with several issues, among which higher retirement payments and increasing salaries are to be highlighted in a context in which the credit for consumption continues an upward trend with high rates.

In accordance with estimates of the Argentine Central Bank (BCRA), private consumption is awaited to increase around 7% in the current year which, even being slightly lesser to the rise of previous years, it would be indicating that this component has an outstanding dynamism contributing with two thirds of the growth. Another issue is the good behavior of home consumption in wholesales, retailer and automotives, in a context in which personal credits still have high rates of growth.

The trade balance of goods and services would be in excess of income over expenses for the sixth consecutive year, although current trend is slowing down. To such extent, for the first six-month period of calendar year 2007, imports measured at constant prices continued increasing in inter-annual terms at a higher rhythm than exports.

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The push of imports was given by larger purchases of capital and intermediate goods, together with increases in all issues in a context of de-accumulation of stocks.

With the absence of a lender of international level and with the purpose of eradicating the external vulnerability that marked our economy during the last decades, the Argentine Central Bank continues with its policy of accumulating international reserves for precautionary reasons and, at the same maintaining a nominal rate of exchange of 3.10 pesos = 1 US$, resulting in a solvent and predictable scenario. Consequently, the Argentine level of international reserves has reached an all-time record by exceeding the amount of US$ 37,380 million reserves in January 2001.

We would mention that the Argentine Central Bank carries a monetary policy consistent with the balance between the supply and demand of the monetary market. This has become possible by sterilizing a significant portion of primary money via the acquisition of foreign currency through the placement of LEBAC and NOBAC, concentrating swap operations and collection of re-discounts. Particularly during the six-month period ended June 30, 2007, around 90% of the primary issue of money associated to the accumulation of international reserves was sterilized.

Furthermore, the hoarding of reserves is not the mere reflex of indebtedness with the outside word, but the other face of the external surplus within a context of tax surplus. To such extent, the current account still has favorable results and the estimate is that by December 2007 six consecutive years of positive balances will be completed, which has not happened in the last four decades. Last year the result of the current account was higher than year 2005 amounting to US$ 8,000 million approximately (3.8% of the GDP), and the project for the current year is a surplus that in nominal values would be similar to year 2006 pushed by the balance of trade. Although during the second quarter of calendar year 2007 exports decelerated temporarily, mostly due to dispatches of certain primary products such as soy beans and cupper concentrates, it is estimated that external sales during the next months will recover the prior upward trend, totaling approximately US$ 52,000 million.

On the other hand, public accounts continue a positive performance due to increasing tax resources, which allows compensating partially the upward trend of the primary expense. For the remaining part of the year it is estimated that tax income will continue expanding and collections would be above 24% of the GDP. Collections of the National Non-financial Public Sector (NNPS) as of December 31, 2007 would reach the surplus guideline estimated in National Budget. However, considering the estimated financial surplus up to the end of the calendar year and the new issues of debt in foreign currency, the financing of the National General Treasury (NGT) would not be difficult during the current calendar year.

The positive evolution of the level of activities goes in line with the improvement in the labor and social variables. For the first quarter of calendar year 2007, unemployment rates are as awaited, that is 9.8%.

On the other hand, as of June 30, 2007 the Consumer Price Index of Greater Buenos Aires (CPI GBA) increased 8.8% inter-annually in June 2007. Furthermore, the Wholesale Domestic Price Index (WDPI) of June 2007 increased 1.9% with respect to the previous month and 9.3% inter-annually.

Bearing all the above issues in mind, the economic activity would continue moving upwards the rest of 2007 mostly due to the internal expense. Although during the second quarter the GDP has grown at a lesser rhythm to the average of the current expansive cycle, according to the Argentine Central Bank projections, certain acceleration is estimated for third and fourth quarters. Consequently, the average increase by the end of 2007 would be 8% approximately.

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Main indicators

	2001	2002	2003	2004	2005	2006
Actual GDP growth (in %)	-4.4%	-10.9%	8.8%	9.0%	9.2%	8.5%
Inflation (price mix) in % *	-1.7%	49.4%	16.0%	5.9%	9.1%	9.8%
Unemployment rate ***	20.5%	20.7%	14.5%	13.0%	10.1%	8.7%
Fiscal result (without privatizing results) in % of the GDP	0.5%	0.7%	2.3%	3.9%	3.7%	3.5%
FOB exports (in million dollars)	26,610	25,710	29,565	34,550	40,107	46,569
CIF imports (in million dollars)	20,320	8,991	13,834	22,447	28,688	33,500
Trade balance (in million dollars)	6,289	16,719	15,731	12,103	11,419	12,410
Payment balance current account (in million dollars)**	-3,291	8,673	7,659	3,349	5,705	8,053

Annual average*

Accrual basis**

Country average (as a % of the economically active population)***

Source: Estudio M.A. Broda y Asoc.

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AGRICULTURE AND CATTLE BREEDING SECTORS IN ARGENTINA

Argentina has gained in strength in recent years as one of the world’s leading food producers and exporters.

The agricultural and cattle breeding sector has been one of the main protagonists of the Argentine recovery, taking advantage of a suitable scenario and the technological improvements achieved during the last decade.

Jointly, agrifood exports continue to increase year after year, hitting all-time highs both in primary and fresh products and in manufactured products. The main increases in Argentina’s share in the international market have been in the European Union and Asia. Therefore, the agrifood sector gains strength as one of the most important in the aggregate of the Argentine economy.

The optimism observed in the markets is empowered by two large engines: the need to produce ethanol and biodiesel as from the global modification of the energy matrix and the so-called China-India tandem, two countries that represent 40% of world population, which continues growing at a pace hardly ever seen throughout history, where 70% of revenues earmarked for food and soy demand grow from year to year.

Agriculture Sector

The 2006/07 agricultural campaign will be a new Argentine agricultural productive record, estimating that total production will be over 95 million tons. This figure represents an 11% increase as compared to the 2004/5 campaign, the prior historical record, and it is mainly based on larger historical soy and maize productions, exceeding 47 and 22 million tons, respectively.

Since 1994 agricultural production has been growing significantly as a result of changes in production systems with the extension of direct sowing and the larger use of agrochemicals, fertilizers and irrigation. In addition, the increase in sown areas with the incorporation of marginal areas to production and the expansion of agricultural activity into traditionally cattle breeding areas, added to higher yields, have been the major drivers of growth.

The indicators of grain production evolution show that from 1993 through 2007 the harvested volume grew by 130% from 41 million production for the 1993/94 campaign to 95 million for the 2006/07 cycle. This productive process was accompanied by grain exports, which increased constantly over the past few years. Exports of grains, its sub-products, and oils exceeded 63 million tons in 2006, 3% less than the prior year. Argentina is the first world exporter of soy sub-products (oils and flours), the second exporter of maize and it is among the five top exporters of wheat.

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As per a report of the United States Department of Agriculture (USDA), “USDA Agricultural Baseline Projections to 2016”, Argentine production prospects are still very good, positioning the country as a strong competitor of the United States in the agricultural sector.

With a dramatic world economic growth and an increasing demand in agricultural products, global agricultural trade is expected to grow in the coming decade. Moreover, the quick expansion in the production of ethanol and biodiesel in some countries will materially impact on global demand for raw materials such as maize, vegetable oils, and sugar cane, also affecting world price relations.

As a general framework, a world growth time is expected, with a global average of 3.4% p.a. from 2007 to 2016, but with rates of 5.6% in developing countries. It is the growth of these countries –which adopt changes in their diets as they acquire improved revenues– what supports the expectations of a strong demand for food in the coming years.

Certain countries that had traditionally been exporters of commodities such as Argentina, Australia, Canada and the European Union will continue to play a fundamental role in the coming decade. But a growing presence of countries that are making major investments in their agricultural sectors, such as Brazil, Russia, Ukraine, and Kazakhstan is expected.

According to such report, biofuels production is experiencing a quick growth in a certain number of countries. The projections assume that the most significant increase in the production of these fuels for the coming ten years will occur in the United States, Brazil, Argentina, and Canada. This will cause the ever increasing demand for seeds used to produce oils to grow even further. Argentina is the first soy derivatives and oil exporter. This event shows its outstanding grinding capacity, the small domestic demand for these products, and a tax structure for exports that favors the exports of soy derivatives as opposed to grain.

With the increase in ethanol production based on the maize of the United States, the report expects an increase in maize production and export for countries such as Argentina and Brazil, among others. Argentina is expected to maintain its leadership as second world exporter of maize, increasing the area used for such crop in response to price increases.

Livestock Sector

Over the past few years, the world meat market presented outstanding structural changes and great dynamism owing to international supply and demand conditions.

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As to supply, international trade was affected by the influence of several animal diseases, particularly the bovine spongiform encephalopathy (BSE) and foot-and-mouth disease, which have affected production and the prices of the main exporting countries.

On the other hand, within a context of increased available revenues, caused by the increase at world scale of the per capita GDP and the recovery of trust in consumers, meat consumption increased in 2006, which gave rise to new investments in the production of cattle and meat.

As a result of the increase in demand jointly with the shrink in supply, the outbreak of animal diseases combined with the evolution in foreign exchange rates, a change occurred evidenced in the trade guidelines that favored the increase in the trade of meat from South America.

Argentina is one of the main world producers and exporters of beef with a stock close to 55 million heads. A total amount of 80% of Argentina’s production is earmarked for the domestic market, where Argentines are ranked first in the beef consumption list with 62 Kg. per capita p.a. for 2006.

Owing to the strong domestic and foreign demand and a stagnated supply, consumer prices increased. This led the Government to take different measures to increase the local beef supply and boost a fall in domestic prices: exports duties increased, a minimum slaughter weight was established and, in March 2006, the beef exports were momentarily suspended. In the light of these restrictions, 2006 production presented a 3.6% year-to-year fall. This means that during 2006 the sector lost a production volume similar to the one achieved in 2005 as compared to 2004. Over the first five months of 2007, total production reached about 1.245 billion tons of boned beef, i.e. beef production accumulated a 6.5% increase as compared to the same period the prior year.

As to exports, after having achieved a record of 775,000 tons in 2005, in 2006, there was a 26.6% year-to-year fall. This resulted mainly from the government’s decision to suspend beef exports for a short period. The government extended this decision and, under Ministry of Economy Resolution 367 issued in May 2007, exports may not exceed 50% of the volume placed in 2005. Over the first five months of 2007, beef exports reached 159,007 tons of product weight, 4.2% over the volume exported in the same period the prior year. In the accumulated 2007, the main customers of Argentine meat packers were Russia, Chile, Hong Kong, Germany, and Israel. These five countries accounted for 58.4% of the exported volume.

The development of the cattle sector in Argentina was always related to the foot-and-mouth disease control. After Argentina’s having been declared country free from foot-and-mouth disease “with vaccination”, it lost such status in February 2006 since a focus of the disease was detected. The focus was controlled quickly and in early 2007 Argentina regained its status.

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BSE continues to affect the cattle-breeding activity around the world. Argentina, jointly with Australia, New Zealand, Singapore, and Uruguay, is one of the countries free from such disease. The SENASA (agriculture and food sanitation and quality agency) has played a fundamental role in this by establishing, from the very beginning, sanitary control measures aimed at isolating the country and preventing the disease from entering Argentina.

Milk Sector

According to the estimations obtained from FAO (Foreign Agricultural Service), the United Nations Organization agriculture and food agency, world milk production showed a 2.6% increase in 2006, reaching 641.7 million tons. Total milk production is relatively constant, with increases in South America, the United States, and Asia, while the drought may affect the performance of Australia and New Zealand. The largest increases in production were observed in Asia and that is why the region became the largest producer in the world. This area is also a strong importer of dairy products, absorbing a significant portion of world production.

In 2006, total milk production in Argentina has recorded a new growth level, thus maintaining the sustained increase since it bottomed out in the 1999-2003 period. Total production amounted to 10,162 billion liters, 7% up from 2005, thus Argentina was ranked 16th among the world cow milk producing countries, with a 1.8% share. In H1 2007, milk production ended low by 13% due to floods in the Province of Santa Fe and other problems such as closures of dairy farms and fewer investments in the sector. However, it is expected that this situation changes and the sector recovers to previous levels.

As regards external sales, the main dairy export destination during 2006 were Algeria, Venezuela, Brazil, Chile and México As regards dairy products, Argentina is the third world whole powdered milk exporter, the 17th in low-fat powdered milk, the 19th in cheeses and 27th in butter. Based on official data, during 2006, 360,550 tons of dairy products were exported, which represents revenues for USD 798 million. These figures represented a 30% increase in volume and almost 27.8% in value, as regards the previous year.

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Appreciation Of Land Value

The prices of Argentina farmland rocketed between 2002 and 2005 due, among other things, to better international grain prices and the lack of investment alternatives in other sectors. In turn, the technological package that implies direct sowing, adding fertilizers, managing soil humidity, agrochemicals have helped to expand the agricultural boundaries into several areas. Better productivity has pushed prices upward in many areas previously considered to be marginal for agriculture.

The following chart shows the development of prices for core, mixed and cattle-breeding areas since 1990.

Product Prospects (1)

Wheat

USDA projections for the 2007/2008 campaign at global level estimate a production of 612 million tons of wheat, 3% higher than the previous campaign. In the Northern Hemisphere, where many crops have reached a well-developed stage, a wheat production increase is forecast specially in North America and Europe.

As regards Argentina, USDA projects a 14 million-ton production for the 2007/2008, 8% lower than the prior-year campaign. It is estimated that the sowed area will decrease by 3% due to the significant number of hectares that will be assigned to sunflower and soybean. A decrease in exports of about 14% is also expected.

Corn

Globally, USDA calculates a 777.1 million tons of corn and final stocks of 108.4 million, vis-à-vis 701 and 100.9 million, respectively, in the previous cycle. These figures shows the impact of ethanol that takes up most of the production surplus.

Given the demand of soybean and corn, in the fodder as well as in the power markets, and considering the current corn scarcity, it seem inevitable that in 2007/2008 the world area earmarked for corn will increase to the detriment of soybean.

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The ongoing high corn prices would encourage farmers in Argentina and Brazil to increase the corn-sowed area to the detriment of the soybean area. For Argentina, USDA estimates that production would reach 24 million tons, 7% higher than the previous campaign.

Soybean

In the case of soybean, for the 2007/2008 campaign, USDA projects a world production of 222.1 million tons, 14 million less than the previous year. This decrease is due to the USA decision to allot more land to corn to the detriment of the soybean sowed area by 15% in respect of the last campaign, estimating a 71 million-ton production. With world consumption growing from 9 million tons to 234.2 million tons, there would be a 12 million deficit, bringing world stock to 52 million tons.

On the other hand, USDA projects a strong increase in soybean sowing in South America where the soybean area would increase by 1.4 million hectares in Brazil and 900,000 hectares in Argentina. Argentine production is estimated at 47 million tons, slightly lower than the previous year. The area earmarked for soybean grows in a sustained manner since 1980 and it is estimated that the trend will continue due to its yield and results achieved by biotechnology.

Sunflower

Globally, sunflower production for the 2007/2008 campaign is projected at 31 million tons against 32 million tons in the previous year. This drop is due to a smaller sunflower sowing area in the main producing countries in the Northern Hemisphere. Sunflower production in the European Union is projected at 5.8 million tons vis-à-vis 6.2 million tons in the previous campaign.

International prices of vegetable oils, specially palm, rapeseed and soybean oils, are bullish due to the strong biofuel demand, a situation that favorably impacts the sunflower oil prices due to the space allotted to other oils for fuels.

In Argentina, the interest for sunflower increased and it was reflected by a larger sowed areas based on high seed and oil prices, which are expected to increase to 20% during the 2007/08 campaign vis-à-vis the previous cycle. Based on USDA projections, production for such campaign will stand at 4 million tons.

Beef Cattle

The scarce supply of beef has sustained world beef prices since late 2006. World beef exportable supplies continue to be limited due to the slow recovery of commercial trends from North America to the main Asian markets, due to the discovery of bovine spongiform encephalopathy (BSE) cases. Limited supplies are expected along with the increase in demand, thus strengthening the beef prices in the short term.

As in developing countries, consumers are diversifying the eating habits, leaving aside basic cereals and adopting more westernized foods and consumption practices, it is supposed that around 80% of the increase in the consumption of beef takes place in such areas.

Based on forecast, world beef production will increase in 2007 to 67 million tons. However, policies enforced in Argentina, such as taxes on exports and restrictions to beef exports to maintain domestic beef prices affordable to the population and inflation under reins are determining a production decrease for 2007.

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Milk

Over the last few months, prices of all dairy products in the international market have reached unprecedented levels, essentially for a deficient supply since world milk production has not kept up the pace of the solid demand. It is estimated that this milk price increase will boost a world production increase of 2.7% in 2007, thus reaching 675 million tons.

In Argentina, milk production will grow, based on forecasts, by 8% in 2007, given the high milk prices. Investments made in the milk producing sector, in spite of export taxes are leading Argentina to take up an important place on world export markets, especially in the whole powdered milk section, but also, and ever more increasing, in the cheese sector. However, growth may be affected by high prices in cereal crops, fodder cereals that reduce available pastures and affect the profitability of dairy products.

(1):	Sources: Secretaría de Agricultura, Pesca y Alimentación de la República Argentina, United States Department of Agriculture, Instituto Interamericano de Cooperación para la Agricultura, Márgenes Agropecuarios, Food and Agriculture Organization of the United Nations and own information.

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DESCRIPTION OF THE BUSINESS

Commercial Outlook

At present we are engaged in various operations and activities including crops, cattle breeding and fattening, milk production and certain forestry activities. We complement our operations with the purchase and sale of land to benefit from the real estate valuation.

Most of our farms are located in one of the vastest temperate prairie areas in the world and one of the richest for the purpose of agricultural and cattle-breeding production comprising parts of the provinces of Buenos Aires, Santa Fe, Córdoba, Chaco, San Luis, Catamarca, Salta, Entre Rios and La Pampa. During the fiscal year under consideration we gained presence in the Patagonian region, specifically in the Province of Santa Cruz, by buying a 90,000-hectare farm. As of June 30, 2007, together with our subsidiaries, we owned 17 farms. Approximately 28,272 hectares of our own land are applied to, and suitable for, crop production, whereas approximately 84,889 hectares are more suitable for the cattle beef business and 2,609 hectares are applied to milk production.

The remaining 483,677 hectares are basically land reserves. During fiscal year 2007, we leased 40 farms for agricultural and cattle-beef production, which together spanned a total surface of 54,515 hectares, including double crop.

The following chart shows for the periods indicated below, the amount of land allocated to each productive activity (including the total amount of own and leased farms):

	Use of land
	Fiscal Year ended June
	2003 (1) (6)	2004 (1) (7)	2005 (1) (8)	2006 (1) (9)	2007 (1) (9) (10) (11)
	(in hectares)
Crops (2)	27,255	27,358	40,722	41,283	53,579
Cattle (3)	135,798	125,669	126,879	129,946	114,097
Milk	977	1,001	1,776	1,698	2,609
Land Reserves (4)	272,318	266,916	263,177	418,477	483,677
Lease of own land to third parties	—	13,996	9,978	14,229	13,771

Total (5)	436,348	434,940	442,532	605,633	667,733

(1)	Includes 35.723% of approximately 8,299 hectares owned by Agro Uranga S.A.

(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.

(3)	Breeding and Fattening.

(4)	We used part of our land reserves to produce charcoal, posts and fence rods.

(5)

As of June 30, 2003, 14,578 hectares of land were leased for agriculture production. As of June 30, 2004, the surface area allocated to agricultural production in the farms leased was 9,766 hectares. During fiscal year 2005, 16,299 hectares were leased for agricultural production. As of June 30, 2006, 17,004 hectares were leased for agricultural production and 32,647 hectares were leased for cattle breeding. As of June 30, 2007, 25,307 hectares were leased for agricultural production and 29,208 hectares were leased for cattle breeding.

(6)	Includes 618 hectares of Los Maizales farm and 706 hectares of El Silencio / San Luis farm.

(7)	Includes 8,360 hectares of El Tigre farm purchased on April 30, 2003 and does not include 6,478 hectares of El 41-42 farm whose title deeds were signed on November 26, 2003.

(8)	Includes 977 hectares of San Enrique farm and 30,350 hectares of El Ñacurutu farm sold during fiscal year 2005.

(9)

Includes 6,022 hectares of San Pedro farm acquired on September 1, 2005 and approximately 162,000 hectares through our 99.99% ownership interest in Agropecuaria Cervera S.A. which owns, among other assets and rights, the concession of the start-up of production for a comprehensive development project. It does not include 5,727 hectares of El Gualicho farm sold on July 25, 2005.

(10)

Includes 90,000 hectares corresponding to the 8 de Julio farm, allocated to land reserve. Does not include 20,833 hectares of the Tapenagá farm. Neither does it include 14,516 hectares at the Los Pozos farm, 50 hectares at Establecimiento El Recreo, as they were sold in the course of fiscal 2007.

(11)	Includes 24% out of 170 hectares owned by Cactus Argentina S.A.

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Operations and main business

During fiscal 2006, our operations were conducted on 17 owned farms, and 25 leased farms. During the fiscal year ended on June 30, 2007, our operations were performed on 17 farms belonging to our company and subsidiaries and 40 leased farms. Some of our own farms are applied to more than one productive activity simultaneously.

The following chart shows, for the periods indicated below, the volumes of our production by main product line:

	Production of primary agriculture products
	Fiscal Year ended June 30
	2003 (1)	2004 (1)	2005 (1)	2006 (1)	2007 (1)
Crops (2)	70,369	74,612	149,785	106,867	175,455
Cattle (3)	9,121	11,370	10,657	9,803	9,913
Milk (4)	6,024	6,731	7,312	14,588	16,663

(1)	Does not include Agro-Uranga S.A.’s production.

(2)	Production measured in tons.

(3)	Production measured in live weight tons. Production is the addition of net increases (or decreases) during a certain period of live weight of each cattle head belonging to the company.

(4)	Production measured in thousands of liters.

Farmlands

Farmlands acquisition. We intend to increase our farmland portfolio by acquiring large surfaces of land with high appreciation potential. We also intend to transform the land acquired from non-productive to cattle breeding, from cattle breeding to farming, or applying last generation technology to improve farming yields so as to generate higher appreciation.

In our view, the sector potential lies in developing underutilized areas, in which, thanks to current technology, we may achieve similar yields with higher profitability than core areas; this may result in the appreciation of land values.

Our financial capacity relative to other Argentine producers enables us to increase our land holdings at attractive prices, increase our production scale and create potential for capital appreciation.

Several important intermediaries, with whom we habitually work, present us with offers of farmlands available for sale. The decision to acquire farmlands is based on the assessment of a number of factors. In addition to the location of the land, we normally carry out an analysis of soil and water, including the quality of the soil and its adaptation to the intended use (either for agricultural, livestock or milk production), classify the various sectors of the lot and the prior use of the farmland; analyze the improvements in the property, any easements, rights of way or other variables in relation to the ownership right; examine satellite photographs of the property (useful in the survey of soil drainage characteristics during the different rain cycles) and detailed comparative data in relation to neighboring farms (generally covering a 50-km area). On the basis of these factors, we assess the farmland in terms of the sales price compared to the production potential of the land and the appreciation potential of the capital. We consider that competition for the acquisition of farmlands is, in general, limited to small farmers for the acquisition of smaller lots, and that there is less competition for the acquisition of bigger lots.

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In addition, we may consider the acquisition of farmlands in marginal zones and their improvement by irrigation in non-productive areas as well as the installation of irrigation devices in order to obtain attractive production yields and to create potential for capital appreciation.

On May 15, 2007 a bill of purchase was signed for a surface area of 90,000 hectares in the 8 de Julio farm, located south of the Deseado River in the Province of Santa Cruz. The transaction was agreed for a price of US$ 2.4 million. Upon execution of the bill of purchase a payment was made for US$ 1.2 million and possession over the farm was taken. The balance shall be paid on August 13, 2007, and also on that date the deed shall be executed. This farm offers excellent potential for sheep production, both in terms of wool and mutton production. In addition, it has future potential as a tourist attraction and for leisure activities.

Sales of farmlands. We are permanently evaluating the realization value of our farmlands and we sell properties periodically to obtain profits from the real estate value increase. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

The following chart shows, for the periods indicated below, certain information referent to the farm’s sales during each of the past five fiscal years ended on June 30:

Sale of farms

Fiscal Year	Amount of farms	Gross proceeds of sale	Book value of assets sold	Profit / (Loss) (1)
		(In million Pesos)
2003	2	12.0	7.1	4.9
2004 (2)	1	4.1	2.4	1.7
2005 (3)	2	29.8	9.8	20.0
2006 (4)	1	16.1	6.2	9.9
2007 (5)	3	29.9	7.6	22.3

(1)	Includes all taxes and commissions.

(2)	Includes the sale of El 41-42 farm of 6,478-hectares, and IGSA’s land reserves for 5,997 hectares.

(3)	Includes the sale of Nacurutú and San Enrique farms, of 30,350 and 977 hectares, respectively. It also includes the results of the sale of a two-hectare parcel belonging to IGSA.

(4)	Includes the sale of El Gualicho farm, of 5,727 hectares.

(5)	Includes the total sale of Tapenagá, of 20,833 hectares, the partial sale of 14,516 hectares in Los Pozos and the partial sale of 50 hectares at El Recreo.

On June 6, 2007, the sales deed was executed for the 20,833-hectare Tapenagá farm, located in the Province of Chaco. This deal was consummated for US$ 7.3 million. The property was valued in the Company’s books at US$ 97.5 per hectare. Therefore, the transaction yielded a US$ 5.0 million profit.

In addition, a sales deed was executed for a 14,516-hectare fraction at the Los Pozos farm, located in Joaquín V. González, Province of Salta. The price of the transaction was US$ 2.2 million, i.e., US$ 150 per hectare. It is to be noted that on the Company’s books, the lot sold had been recorded for a value of US$ 7 per hectare. Therefore, this sale yielded a US$ 2.0 million profit.

Lastly, a bill of sale was executed for a 50-hectare fraction at the El Recreo farm, located in Recreo, Province of Catamarca, for Ps 0.7 million, which yielded a Ps 0.5 million profit.

Lease of farms. Our strategy is to diversify our mix of products and the geographic location of our farmlands in the search for an adequate balance between the two principal risks associated to our activities: the weather and the commodities´ fluctuation of price. In order to reduce such risks, we own and lease land in several areas of Argentina with different climate conditions so as to be able of sowing a diversified range of products. The initial duration of lease agreements

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is habitually one or two seasons. Leases of farms for production of grains consist in lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. Leases of farmlands for cattle breeding consist in lease agreements with fixed payments based on a fixed amount of Pesos per hectare or steer kilograms or capitalization agreements with payments in kind or in cash based on the weight gain in kilograms.

During the current fiscal year we have leased a total of 40 fields covering 53,059 hectares, of which 25,307 hectares were assigned to farming production, including the double harvest, and 29,208 hectares to cattle.

Farm management. In contrast to traditional Argentine farms, run by a family, we centralize political decisions in an executive committee that meets on a weekly basis in Buenos Aires. Individual farm management is delegated to farm managers, who are responsible for farm operations. The executive committee is responsible for evaluating and approving purchases and sales as well as assigning the risks on the basis of market expectations. The Executive Committee also sets forth both production and commercial guidelines.

We are applying the best practices related to the use of land, we rotate the use of our pasture lands between agricultural production and cattle feeding and the frequency depends on the location and characteristics of the farmland. The use of land habitually rotates in four-year periods of cattle feeding and four to twelve years of agricultural production, according to the region. The use of preservation techniques (including exploitation by direct sowing) frequently allows us to extend agricultural exploitation periods.

Subsequent to the acquisition of the properties, we make investments in technology in order to improve productivity and to increase the value of the property. It may be the case that upon acquisition, a given extension of the property is sub-utilized or the infrastructure may be in need of improvement. We have invested in traditional fencing and in electrical fencing, watering troughs for cattle herds, irrigation equipment and machinery, among other things.

Agricultural production

Our agricultural production consists mainly in crops and harvests of cereals and oilseeds. The main crops include wheat, corn, soybean and sunflower. Other crops, such as sorghum, are sown occasionally and only represent a small percentage of the total surface area sown. In addition, other agricultural activities are being carried out under specific agreements, such as beans, chickpeas and peas.

The following chart shows, for the periods indicated below, the production of the main crops:

	Agriculture production
	Fiscal Year ended June 30
	2003 (1)	2004 (1)	2005 (1)	2006 (1)	2007 (1)
	(in tons)
Wheat	9,397	16,707	23,719	21,788	16,651
Corn	27,508	31,164	65,777	31,558	80,728
Sunflower	3,074	3,095	5,024	7,300	6,797
Soybean	25,056	20,439	48,730	42,797	61,283
Other	5,334	3,207	6,535	3,424	9,996

Total	70,369	74,612	149,785	106,867	175,455

(1)	Does not include Agro Uranga S.A.’s production.

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The following chart shows, for the periods indicated below, the surface of owned and leased land applied to agricultural production. As of June 30, 2007, leased farms stand for 47% of total sown farms.

	Farm sown for agriculture production (1)
	Fiscal Year ended June 30
	2003 (2)	2004 (2)	2005 (2)	2006 (2)	2007 (2) (3)
	(in hectares)
Own	12,677	17,592	24,423	24,279	28,272
Leased	14,578	9,766	16,299	17,004	25,307

Total	27,255	27,358	40,722	41,283	53,579

(1)	The area of the farm sown may differ from that shown on the “Use of land” heading since some hectares are sown twice during the same season and therefore are included twice.

(2)	Includes Agro Uranga S.A.’s hectares.

(3)	Includes Agropecuaria Cervera S.A.’s hectares.

Wheat seeding takes place from June to September, and harvesting takes place from December to January. Corn, soybean and sunflower are sown during the period September/December and are harvested from February to June. Grains are available to be sold as commodities after the harvest during the period December/June and we habitually store part of our production until prices recover after the drop that normally takes place during the harvesting campaign. A major part of production, specially wheat, corn, soybean and sunflower is sold and delivered to buyers pursuant to agreements in which price conditions are fixed by reference to the market price at a specific time in the future that we determine.

As of June 30, 2007, our crop stocks consisted in 6,705 tons of wheat, 34,172 tons of corn, 27,890 tons of soybean, 2,203 tons of sorghum and 3,580 tons of sunflower; whereas as of June 30, 2006 such stocks consisted in 11,426 tons of wheat, 4,538 tons of corn, 11,662 tons of soybean, 193 tons of sorghum and 479 tons of sunflower.

During fiscal 2007 we have invested approximately Ps. 2.1 million in irrigation equipment, machinery and technology application.

Cattle Beef Production

Our cattle beef production specially involves the breeding and fattening of our own stock. In some cases, if market conditions are favorable, we purchase and fatten cattle which we sell to slaughterhouses and supermarkets.

As part of our strategy to move along the production chain, during 2003 we started to slaughter our own cattle, after obtaining the appropriate licenses. As of June 2007, the Company’s cattle stock amounted to 83,727 head, with a total surface area of 84,848 hectares applied to these activities.

Cattle beef production amounted to 9,913 tons, a 1% increase compared to the previous year, mainly due to the delayed effect caused by last season’s draughts on our herd’s productivity and the effect of better weather on grass production. In addition, in the course of this fiscal year, the number of cattle stock head finished at the feedlot was lower than in the previous fiscal year.

Pregnancy indices, which have been improving year after year, showed satisfactory levels of efficiency in view of the weather conditions in the breeding farm areas. Furthermore, the continuous improvement of genetics and herd management will have a positive impact in productivity in the coming years.

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Currently, the cattle breeding farms are officially registered as export farmlands pursuant to the identification and traceability rules in force in Argentina. Animals are individually identified, thus allowing for the development of special businesses in this area.

Management by lot in our pastures is aided by electrical fencing, which may be easily relocated to supplement our land-rotation cycles. Our cattle herd is subject to a 160-kg to 360-kg fattening cycle by grazing in pastures located in our North and Center farmlands where conditions are adequate to initial fattening. Later, and according to the business trend, cattle are subsequently fattened until they reach 430 kg in the South farmlands and in our San Luis feedlot. The feedlot fattening system leads to homogeneity in production and beef of higher quality and tenderness because of the younger age at which animals are slaughtered. Demand and prices for this beef in international markets are higher.

The Company’s cattle breeding activities are carried out with breeding cows and bulls and its fattening activities apply to steer, heifers and calves. Breeding cows calve approximately once a year and their productive lifespan is from six to seven years. Six months after birth, calves are weaned and transferred to fattening pastures. Acquired cattle is directly subject to the fattening process. Upon starting this process, cattle have been grazing for approximately one year to one and a half year in order to be fattened for sale. Steer and heifers are sold when they have achieved a weight of 380–430 kilograms and 280–295 kilograms, respectively, depending on the breed.

Our cattle stock is organized in breeding and fattening activities. The following chart shows, for the periods indicated below, the amount of cattle heads corresponding to each activity.

	Cattle head (1)
	Fiscal Year ended June 30
	2003 (2)	2004 (2)	2005 (2)	2006 (2)	2007 (2)
Breeding	51,062	58,092	57,775	63,015	62,181
Fattening	29,443	39,817	25,816	17,654	21,546

Total	80,505	97,909	83,591	80,669	83,727

(1)	For classification purposes, at the moment of birth all calves are considered to be in the breeding process.

(2)	Does not include Agro Uranga S.A.’s cattle head.

We seek to improve production and cattle quality in order to obtain a higher price through advanced breeding techniques. We have worked on crosses among our cattle of Indicus, British (Angus and Hereford) and Continental breeds in order to obtain herds with characteristics better suited to the pastures in which they graze. And to improve the quality of our herds even further, we are planning to continue improvement work in our pastures. This improvement is expected to result from a permanent investment in seeds and fertilizers to enhance pasture quality, the increase in the watering troughs available the pastures and the acquisition of round bailers to cut and roll grass for storage purposes.

Our emphasis on the quality improvement for our herd also includes the use of animal health related technologies. We comply with national animal health standards that include laboratory analyses and vaccination aimed at controlling and preventing disease in our herd, particularly FMD (Foot – and –mouth disease).

Direct costs in cattle breeding are relatively low because the main inputs are seeds for pasture (for instance, alfalfa, oats and barley) and purchases of cattle for fattening purposes.

During the fiscal year 2007 we have invested approximately Ps. 3.8 million in equipment, machinery, pastures and genetic improvement in relation to cattle production.

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Milk production

During fiscal year 2007, milk production was 14.2% higher than in the prior fiscal year due to an increase in the number of cows in milking and to the increase in individual production.

The following chart shows, for the periods indicated below, the average amount of milking cows, the average daily milk production per cow and our total milk production:

	Milk production
	Fiscal year ended June 30
	2003 (1)	2004 (1)	2005 (1) (2)	2006 (1) (2)	2007 (1) (2)
Average milking cows	1,002	1,000	1,212	2,410	2,677
Dairy farm production (daily liters per cow)	16.5	18.4	16.5	16.5	17.1
Total Production (thousands of liters)	6,024	6,731	7,312	14,588	16,663

(1)	Does not include Agro-Uranga S.A.’s production.

(2)	Includes production of new dairy farm, El Tigre, as from March 1, 2005.

During fiscal 2006, we had 6,214 cattle head in 1,505 hectares applied to milk production. As of June 30, 2007, we had 6,507 cattle head in 2,376 hectares applied to milk production.

Our milk production is based on a herd of top-quality Holando Argentina dairy cows, genetically selected by the use of imported frozen semen of North American Holando bulls. Male calves are sold, at calving, for a given amount per head, whereas female calves are weaned after 24 hours, spend approximately 60 days in breeding and approximately 100 days fed on the basis of grass, grains and supplements. Young heifers then graze for an additional 12 to 15 month period, prior to artificial insemination at the age of 18 to 20 months and they calve nine months later. Heifers are subsequently milked for an average of 300 days. Milking dairy cows are once again inseminated during the 60- to 90-day period following after giving birth. This process is repeated once a year during six or seven years. The pregnancy index of our dairy cows is 80-90%.

Our dairy herd is mechanically milked twice a day. The milk obtained is cooled to less than five degrees centigrade in order to preserve quality and it is then stored in a tank to be delivered once a day to trucks sent by buyers. Dairy cows are fed mainly with grass, supplemented as needed with grains, hay and silage. For winter grazing corn stubbles are also used.

We have invested in certain technologies that focus on genetic improvement, animal health and feeding in order to improve our milk production. These investments include imports of top quality frozen semen from genetically improved North American Holstein bulls, agricultural machinery and devices such as feed-mixer trucks, use of dietary supplements and the installation of modern equipment to control milk cooling. We are currently acquiring dietary supplements for our dairy cows and have made investments with the aim of increasing the quantity and quality of forage (pasture, alfalfa and corn silage) in order to reduce feeding costs.

During fiscal year 2007 we have invested an approximate amount of Ps. 3.5 million (including the milking yard) in equipment, machinery and survey, pastures and development for our milk rodeo.

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Main markets

Grains

Our grains production is entirely sold in the local market. The prices of our grains are based on the market prices quoted in Argentine grains exchanges such as the Bolsa de Cereales de Buenos Aires and the Bolsa de Cereales de Rosario that take as a reference the prices in international grains exchanges. The largest part of this production is sold to exporters who offer and ship this production to the international market. Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between the end buyer and ourselves.

Cattle

Our cattle production is sold in the local market. The main buyers are slaughterhouses and supermarkets.

Prices in the cattle market in Argentina are fixed in the Liniers Market on outskirts of the province of Buenos Aires) where live animals are sold by auction on a daily basis. At Liniers Market, prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Prices tend to be lower than in industrialized countries. Some supermarkets and meat packers establish their prices by kilogram of processed meat; in these cases, the final price is influenced by processing yields.

Milk

During the fiscal years 2006 and 2007 we sold our entire milk production to the largest Argentine dairy company, Mastellone S.A., which in turn manufactures a range of mass consumption dairy products sold in Argentina and abroad. We negotiated with this company the prices of raw milk on a monthly basis in accordance with domestic supply and demand. We understand that other major dairy companies in Argentina would be willing and in a position to buy our milk production, in whole or in part, if we decided to diversify our sales of milk. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

Customers

In 2007 our sales amounted to Ps. 97.09 million and were made to approximately 140 customers. Sales to our ten largest customers represented approximately 72% of our net sales in 2006 and approximately 71% for the fiscal year ended June 30, 2007. Of these customers, our biggest three customers, Cargill S.A., Mastellone Hnos. S.A. and Quickfood S.A represented, in the aggregate, approximately 46% of our sales for 2007, and the remaining seven customers in the aggregate represented approximately 26% of our net sales in the course of that fiscal year. We have signed with some of our largest customers non-binding letters of intent that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

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Sales channels and methods

Grains

We normally work with grains brokers and other intermediaries to trade in the exchanges. Habitually, we sell part of our production in advance, through futures contracts and buy and sell options for protection against a drop in prices. Approximately a 30% of the futures and options contracts are closed through the Bolsa de Granos de Buenos Aires (Buenos Aires Grains Exchange) and 70% in the Chicago Board of Trade.

Our storage capabilities allow us to condition and storage grains with no third-party involvement and thus to capitalize the fluctuations in the price of commodities. Our largest storage facilities, with capacity for 10,000 tons are located in Las Vertientes, close to Río Cuarto, Province of Córdoba.

Beef cattle

Basically, we sell directly to local meat processors and supermarkets, such as Quickfood S.A., Frigorífico La Pellegrinense S.A., Friar S.A., Swift Armour S.A., Coto S.A., Supermercados Norte S.A., Finexcor S.A., Forestal Andina S.A., Madelan S.A., Frigorífico Bermejo S.A. and Frigorífico Amancay S.A., at prices based on the price determined at Liniers Market.

We usually are responsible for the costs of the freight to the market and, in general, we do not pay commissions on our transactions.

Raw materials

The current direct cost of our production of grains varies in relation to each crop and normally includes the following costs: tillage, seeds, agrochemicals and fertilizers. We buy in bulk and store seeds, agrochemicals and fertilizers to benefit from discounts offered during off-campaign sales.

Competition

The agricultural and livestock sector is highly competitive with a huge number of producers. Cresud is one of Argentina’s leading producers. However, if we compare the percentage of Cresud’s production to the country’s total figures, Cresud’s production would appear as extremely low. Our leading position improves our bargaining power with suppliers and customers. In general, we obtain discounts in the region in the acquisition of supplies and an excess price in our seeds and cattle.

Historically, there have been few companies competing for the acquisition and leases of farmlands for the purpose of benefiting from land appreciation and optimization of yields in the different commercial activities. However, we anticipate the possibility that new companies, some of them international, may become active players in the acquisition of farmlands and the leases of sown land, which would add players to the market in coming years.

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. Other segments

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of our activities, such as our sales of cattle and milk and our forestry activities tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

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PORTFOLIO OF FARMS

The following table shows the surface area of our properties (in hectares), main current use and book value. Overall, the closer the property is to Buenos Aires, the higher is its market value:

	Owned farms as of June 30, 2007
	Province	Gross surface area (in hectares)	Date of acquisition	Main current use	Net book value (Million Ps.) (1)
La Adela	Buenos Aires	1,054	Original	Agriculture	8.5
La Juanita	Buenos Aires	4,302	January ‘96	Agriculture / Milk	14.1
Las Vertientes	Córdoba	4	—	Silo	0.7
La Esmeralda	Santa Fe	11,841	June ‘98	Agriculture / Cattle breeding	12.9
La Suiza	Chaco	41,993	June ‘98	Cattle breeding	28.5
Santa Bárbara / Gramilla	San Luis	7,052	November ‘97	Crops under irrigation	19.5
Cactus (2)	San Luis	41		Feed lot	0.7
Tali Sumaj / El Recreo (3)	Catamarca	26,974	May ‘95	Cattle breeding / Land Reserve	5.7
Los Pozos	Salta	247,484	May ‘95	Cattle breeding / Agriculture / Land Reserve	38.5
El Invierno	La Pampa	1,946	June ‘05	Agriculture	9.2
San Nicolás / Las Playas (4)	Santa Fe / Córdoba	2,965	May ‘97	Agriculture / Cattle breeding	12.8
El Tigre	La Pampa	8,365	April ‘03	Agriculture / Milk	33.8
San Pedro	Entre Ríos	6,022	September ‘05	Agriculture / Cattle breeding	46.4
8 de Julio	Santa Cruz	90,000	May ‘07	Land Reserve	7.8

Total		449,991			239.1

(1)	Acquisition cost plus improvements and furniture necessary for the production, less depreciations.

(2)	Hectares and carrying amount in proportion to our 24.0% interest in Cactus Argentina S.A.

(3)	Hectares and carrying amount in proportion to our 99.99% interest in Inversiones Ganaderas S.A.

(4)	Hectares and carrying amount in proportion to our 35.723% interest in Agro-Uranga S.A.

Farms

As of June 30, 2007, we owned, together with our subsidiaries, 17 farms, with a total surface area of 449,991 hectares. Two of them are located in Buenos Aires, two in the Province of Santa Fe, two in the Province of Córdoba, one in the Province of Chaco, three in the Province of San Luis, two in the Province of Catamarca, two in the Province of La Pampa, one in the Province of Salta, one in the province of Entre Ríos and one in the province of Santa Cruz.

La Adela. La Adela, located 60 kilometers Northwest of Buenos Aires, is one of our original farms. Its total surface area is used for agricultural purposes. During this fiscal year ended June 30, 2007, 959 hectares were used for wheat, corn and soybean crops for high-yielding grain production. In March, 2005 72 hectares were bought and added to the existing 982 hectares.

La Juanita. La Juanita, located 440 kilometers Southwest of Buenos Aires, was acquired in January 1996. As of June 30, 2007, a number of 3,179 head of cattle were grazing in 716 hectares of sown and natural pastures, and 1,684 hectares were used in the production of grains. This farm produced 7.66 million liters of milk during the fiscal year ended June 30, 2007, with an average of 1,170 dairy cows in milking and 17.9 liters by cow per day.

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El Recreo. Weather conditions in the El Recreo farm, located 970 kilometers Northwest of Buenos Aires and acquired in May 1995, are similar to the Tali Sumaj farm, with semi-arid climate and annual rainfall not in excess of 400 mm. This farm is maintained as productive reserves. On July 29, 2003, Inversiones Ganaderas S.A. sold to Las Rejas S.A., three properties located in the Santo Domingo district, department of La Paz, Province of Catamarca with a total surface area of 5,997 hectares and for US$ 0.43 million, which had been totally paid off at the time of executing the deed. This sale yielded a profit of Ps. 0.58 million. During the fiscal year a sale preliminary contract was signed for 50 hectares in an amount of Ps. 0.7 million.

Tali Sumaj. The Tali Sumaj farm, located 1,000 kilometers Northwest of Buenos Aires, was acquired in May 1995 and it is located in a semi-arid area. As of June 30, 2007, Tali Sumaj had 4,367 cattle head in approximately 12,700 hectares of natural land. The farm is divided into 16 lots with peripheral fencing and watering troughs with a reserve of 1,000,000 liters of water.

Los Pozos. The Los Pozos farm, located 1,600 kilometers Northwest of Buenos Aires and acquired in May 1995, is located in a semi-arid area with average rainfall of 500 mm., predominantly summer rainfall. The area is naturally suited to cattle breeding and forestry activities (poles and wood coal), and it has agricultural potential for summer crops such as sorghum and corn, among others. For this fiscal year ended June 30, 2007 we used 1,240 hectares in agricultural production. We completed the development of tropical pastures in approximately 28,741 hectares. As of June 30, 2007, there were 30,992 head of cattle in this farm. This farm has shown major growth through a complete cycle in the production of beef succeeding in raising, re-raising and fattening steer to be sold at an average weight of 392 kg. During fiscal year 2007 a preliminary sales contract was signed for a fraction of 14,516 hectares of reserve land, in an amount of US$ 2,2 million.

San Nicolás. The San Nicolás farm is a 4,005-hectare farm owned by Agro-Uranga S.A., and located in the Province of Santa Fe, approximately 45 kilometers away from the Port of Rosario. As of June 30, 2007, approximately 5,736 hectares were in use, including double crops, for agricultural production. The farm has two plants of silos with storage capacity of 14,950 tons.

Las Playas. The Las Playas farm has a surface area of 4,294 hectares and it is owned by Agro-Uranga S.A. Located in the Province of Córdoba, it is used for agricultural and milk purposes. As of June 30, 2007, the farm had 540 hectares of pasture used for milk production, and a sown surface area of 6,192 hectares including double crops, for grain production.

La Gramilla and Santa Bárbara. These farms have a surface area of 7,052 hectares in Valle del Conlara, Province of San Luis. In contrast to other areas in the province, this valley has a good quality underground aquifer with good supply which makes these farms well suited for agricultural production after investments were made in the development of lands, pits and irrigation equipment. In the course of the season 2007, a total of 689 hectares was sown under contractual arrangement with seed producers and leases to third parties of 1,727 hectares. Commodities were also sown.

La Suiza. La Suiza has a surface area of 41,993 hectares and it is located in Villa Ángela, Province of Chaco. It has outstanding cattle breeding potential and it is used in cattle breeding. La Suiza may host over 30,000 cattle head. As of June 30, 2007, La Suiza had a stock of approximately 24,344 head.

La Esmeralda. La Esmeralda has a surface area of 11,841 hectares, and it is located in Ceres, Province of Santa Fe. This farm, acquired in June 1998 has potential for both agricultural production and cattle breeding. During the 2007 farm season, a total area of 1,787 hectares was used for production of corn, sunflower and sorghum. We also leased 3,662 hectares to third parties leased for grain production. As of June 30, 2006, La Esmeralda had 10,101 head in 6,754 hectares and as of June 30, 2007, has 9,937 head in 6,147 hectares, and the aim is to enhance cattle breeding efficiency and increase the surface area devoted to agriculture.

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El Tigre. El Tigre was acquired on April 30, 2003, with a surface area of 8,365 hectares, located in Trenel, Province of La Pampa. As of June 2007, 6,505 hectares were devoted to agriculture production. During the fiscal year ended June 30, 2007, this farm produced 9.01 million liters of milk, with an average of 1,507 cows being milked and 16.4 liters a day per cow.

El Invierno. The El Invierno farm was acquired on June 24, 2005 with a surface area of 1,946 hectares located in Rancul, Province of La Pampa, located 621 kilometers to the west of Buenos Aires. During the fiscal year ended June 30, 2007 land was completely used in agricultural production.

San Pedro. The farm in San Pedro was purchased on September 1, 2005. It has a surface area of 6,022 hectares located in Concepción del Uruguay, Province of Entre Ríos, 305 kilometers north of the province of Buenos Aires. During the fiscal year ended June 30, 2007, 5,344 hectares were devoted to agriculture production and 1,100 hectares are good for livestock activity.

8 de julio. The 8 de Julio farm was acquired on May 15, 2007 with a surface area of 90,000 hectares located in the department of Deseado, Province of Santa Cruz. Due to its large size, aptitudes and characteristics are highly diversified, with an excellent potential for sheep production, both for wool and lamb. In addition to the sheep production the land has potential for future tourism and recreational activities. The Southeast limit of the farm is cut by 20 kilometers of coast with good beaches for fishing. As of June 30, 2007 all the hectares were assigned to land reserve.

Silos

As of June 30, 2007, we had an approximate storage capacity of 15,341 tons (including 35.723% of the 14,950 tons available at Agro-Uranga S.A.).

The following table shows, for the specified fiscal years, our storage capacity in the following facilities:

	Storage capacity
	Fiscal year ended on June 30
	2003	2004	2005	2006	2007
	(in tons)	(in tons)	(in tons)	(in tons)	(in tons)
San Enrique	660	660	660	—	—
El Gualicho	2,000	2,000	2,000	—	—
Las Vertientes	10,000	10,000	10,000	10,000	10,000
San Nicolás (1)	5,330	5,341	5,341	5,341	5,341
Las Playas (1)	1,247	—	—	—	—

Total	19,237	18,001	18,001	15,341	15,341

(1)	Owned through our interest in Agro-Uranga S.A. (representing 35.723% of capacity).

LAND LEASES

During fiscal 2007 a total 23,851 hectares were leased to third parties for agricultural production. Most leases were agreed under a modality consisting in fixed payments prior to harvest and only a small percentage were closed as crop sharing agreements.

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Faced with the rise in the price of land, the decision made by the Company was not to validate such prices and only lease land at prices which would allow it to obtain appropriate margins.

DEVELOPMENT OF HECTARES IN MARGINAL AREAS

We consider the potential offered by the sector to lie on the development of marginal areas, as has been the case in various countries worldwide. With current state-of-the-art technology, similar yields can be obtained with larger profits than those registered in core areas.

During fiscal 2007, we continued with the development of our “Los Pozos” farm which in the coming fiscal year shall add to production a surface area of 10,000 hectares that already have prairies, which totals at the end of fiscal 2006/2007 a net surface area of 63,000 hectares of prairies sown (Gatton Panic).

In addition, in 2007 we continued with the development of Agropecuaria Cervera S.A., which for the next year is adding 6,000 hectares to agricultural activities totaling at the close of 2006/7 approximately 4,000 agricultural hectares. Land development is also expected to continue in the framework of a project consisting of a total of 35,000 hectares which has been approved by the Secretariat of Environment and Sustainable Development of the Province of Salta.

As of June 30, 2007 Cresud had own land reserves amounting to more than 325,700 hectares that were purchased at very attractive prices. We are convinced that with the development of these areas and the aid of technological breakthroughs, the value of land will show an upward trend which will result in significant revenues for the company. In turn, we have 162,000 hectares in concession for agricultural activities.

INVESTMENT IN OTHER COMPANIES

On December 27, 2005, Cresud and its controlled company IGSA, acquired 100% of the shares in Agropecuaria Cervera S.A. (ACER) pursuant to a barter agreement. Agropecuaria Cervera S.A. has, among other assets and rights, the concession for the start-up of production pertaining to a comprehensive biological, economic and social development project over various properties located in the Department of Anta, in the Province of Salta, and it is duly authorized to implement a large-scale project covering agricultural, cattle breeding and forestry activities. The concession agreement covers 162,000 hectares for a 30-year period with an option to extend it for another 30 years. In the framework of the concession, there is a development project aimed at applying 35,000 hectares to agricultural uses. As of the end of this fiscal year, the implementation of the project has progressed by 12%.

EXPANSION TOWARDS BRAZIL: BRASILAGRO

BrasilAgro was created for the purpose of replicating Cresud S.A.C.I.F. y A.’s business in Brazil. The Company will be engaged mainly in four business lines while keeping its focus on Real Estate for farming purposes: (i) sugar cane, (ii) grains and cotton, (iii) forestry and (iv) cattle beef.

BrasilAgro’s founding shareholders include Cresud S.A.C.I.F. y A., Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

Cape Town is a company whose sole shareholder is Mr. Elie Horn, the Chairman of Cyrela Brazil Realty, one of the leading Real Estate companies in Brazil. Tarpon has vast experience in managing financial resources and it specializes in variable income. Agro Managers and Agro Investment are investment vehicles used by persons related to Cresud.

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On March 15, 2006 BrasilAgro entered into a consulting agreement with Parana Consultora de Investimentos. This firm shall supply consultancy services as to the purchase and sale of farming establishments, transactions in capital markets, hedging policies and mergers and acquisitions, among other issues. In consideration for its services, Parana shall collect from BrasilAgro an annual compensation equivalent to 1% of BrasilAgro’s subscribed capital. Parana’s shareholders include Tarpon, with a 50% interest, Consultores Asset Management with a 37.5% interest and Alejandro Elsztain with a 12.5% interest.

On March 24, 2006, Cresud S.A.C.I.F. y A. entered into a shareholder’ agreement with Mr. Elie Horn and Tarpon whereby stipulations were agreed including that both parties should have a joint vote at Shareholders’ Meetings and that both parties have a preemptive right to acquire shares of the other party.

BrasilAgro’s board of directors is made up by nine members. Cresud S.A.C.I.F. y A. in its position as founder of the company, appointed three members, Tarpon and Cape Town appointed three more and additionally, the Company has three independent directors. On May 2, 2006, BrasilAgro’s shares started to be listed in the BOVESPA with the symbol AGRO3 meeting Brazil’s highest Corporate Governance standards.

The shares were placed jointly with Banco de Investimentos Credit Suisse (Brazil) S.A. in the Brazilian market through investment mechanisms regulated by controlling authorities and with sales efforts abroad in full conformity with the U.S. Securities Act of 1933 and other applicable regulations set forth by the Securities and Exchange Commission. The amount originally offered amounted to Reais 432 million, equivalent to 432,000 book-entries, common shares at a price of Reais 1,000 per share of BrasilAgro.

In addition, as is customary in the Brazilian market, BrasilAgro had an option to increase the size of the issuance by 20% and the investment bank Credit Suisse had another option to increase it by 15% (Green shoe).

Given the excess demand shown by the placement, both BrasilAgro and Credit Suisse exercised such options increasing the placement up to 583,200 shares equivalent to Reais 583.2 million, which were fully placed and paid in.

In addition to the funds originally contributed, Cresud made contributions during the offer for a total amount of Reais 42.4 million (approximately US$ 20.6 million). Following such contribution, Cresud held a total amount of 42,705 shares, equivalent to 7.3% of BrasilAgro capital.

On January 19, 2007 and January 22, 2007, Cresud acquired 400 and 100 shares of BrasilAgro, respectively. Thanks to these new acquisitions the holding of Cresud amounted to 43,205 shares, equivalent to 7.4% of BrasilAgro capital.

As compensation for having founded the Company, Cresud received at no cost 104,902 warrants to subscribe additional BrasilAgro shares for 15 years and at the same price as that established in the initial public offering, i.e., Reais 1,000, adjusted by the IPCA inflation index. Should it decide to exercise such warrants, Cresud might acquire 59,850 additional shares thereby becoming holder of 14.1% of BrasilAgro’s diluted capital stock. One third of these warrants may be exercised as from the first anniversary of the placement; another third may be exercised as from the second anniversary and the balance as from the third anniversary.

In addition, Cresud received at no cost a second series of warrants for a total of 104,902, which may only be exercised at Cresud’s discretion in the event of a third party bidding to acquire BrasilAgro’s shares. The exercise price of these warrants shall be the same price as that bid to acquire the shares mentioned in the preceding sentence. The second series of warrants matures in the year 2021.

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As of June 30, 2007, the Company did not book any amount whatsoever to reflect the holdings of such warrants.

BrasilAgro has acquired its first 4 properties and it has entered into agreements for the acquisition of two additional properties in the first fiscal period of 2007.

“Sao Pedro” is a farm in Chapadao do Sul (MS). With a surface area of 2,443 hectares, was bought for US$ 4.7 million. Located 1,000 km. from a major port, this farm was acquired at a price significantly lower than the average in the region. Its potential production area is 1,740 hectares. In our opinion, this land offers high potential for appreciation as a result of the sugar cane premises scheduled to be installed in the region.

“Cremaq” is a farm in Bahía Grande do Ribeiro (Piaui). Bought for US$ 19.7 million and with a surface area of 32,375 hectares, this farm has 3,000 hectares already in production and 16,000 hectares undergoing land clearing activities. It is estimated that the total production area will be 23,000 hectares. The farm is close to the Itaqui Port and to the Norte-Sul railway. Weather and topographic conditions in the area are quite suited to soybean, corn and cotton crops. This property has also been bought for a value lower than average in the region and it offers major appreciation potential.

“Engenho” is a farm in Maracaju, in the State of Mato Grosso do Sul. The farm was acquired for US$ 4.7 million and it has 2,022 hectares. This farm is presently under a lease agreement and it yields for the company amounts equivalent to 7.5 or 8 tons of sugar cane per year per hectare. Once the lease agreements currently in force are terminated, the Company is planning to develop sugar cane operations.

“Jatobá” is a farm in the Jaborandi district, in the State of Bahía. The acquisition price was US$ 17.2 million and it has 31,603 hectares. The Company plans to start large-scale production of crops and cotton.

On April 20, 2007, the Company executed an irrevocable agreement for the purchase of a property known as “Araucária”, a farm of 15,543 rural hectares located in the district of Mineiros (State of Goias), intended for the production of sugar cane. The purchase price was US$ 38.9 million and the transaction was made in association with Brenco (which holds a 25% interest).

On May 21, 2007, the Company executed an agreement for the purchase of “Alto Taquari” farm. The farm has 5,266 hectares and is located in the district of Taquari (Mato Grosso). The purchase price was US$ 17.0 million. In this property, the Company plans to produce sugar cane. If any of the conditions in the Agreement is not met, the Company may, at its exclusive discretion, terminate the Agreement free of any liens or penalty.

BrasilAgro will continue to focus its activities on agricultural Real Estate and on the development of its four main business lines: sugar cane; crops and cotton; forestry and cattle breeding.

FUTUROS Y OPCIONES.COM S.A.

Fyo.com, the supplier of commercial services for the agricultural and cattle beef sectors in which we have a controlling interest showed major increases in its volume of businesses and in its operating income, succeeding at year end in posting income almost three times higher than that of the previous period.

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The company’s total revenues increased by 105% compared to the previous fiscal year, with 48% growth in the revenues yielded by its main business, i.e., grains brokerage. In addition, the business consisting in sales of inputs grew by 431%, widely surpassing the budget projections.

In the course of this fiscal year, the Company started to trade futures and options. It acquired a share of Mercado a Término de Buenos Aires and has also become a dealer. Trading volumes have surpassed expectations and the service consisting in hedging with futures has turned into an essential tool for our customers to manage their price risks.

The portal keeps consolidating as the leading site for the agricultural and cattle-beef sector where various private polls have agreed that it is the most visited site by farmers engaged in both agricultural and cattle-beef activities. The site presently has an average of 15,000 visitors per day and it is strengthening its position as a leading supplier of market information for the sector.

For the coming year the Company expects to maintain its high growth rate.

Fyo.com’s goal is to become a leading company in the supply of financial and commercial services. To attain such objective, we shall continue to enhance the range of products we offer to the sector in the coming fiscal years.

CACTUS ARGENTINA S.A.

In 2007 Cactus Argentina S.A. associated with US-based Tyson Foods, the largest beef and poultry meat processing company.

As a result, Cactus Argentina S.A.’s new share structure is as follows: Cactus Feeders Inc. holds a 24% interest, Cresud holds a 24% interest and Tyson Foods holds a 52% interest through Provomex Holdings LLP.

In January 2007, Cactus Argentina S.A. acquired Exportaciones Agroindustriales Argentinas S.A. a company engaged in cold storage activities based in the Province of La Pampa, in the Santa Rosa district.

As a result of this acquisition, Cactus Argentina S.A. is now the only Argentine company with vertical integration in the cattle-beef industry. Growth has been highly dynamic in feedlot cattle beef production with a corn-based diet.

The process started has generated the costs inherent in all new undertakings. Expectations in terms of beef production and processing under the same administrative scheme are promising in the short run and Cactus Argentina S.A. is well-equipped with production and human resources to be up to the challenge.

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Main indicators for the years ended June 30, 2007 and 2006:

	12 months ended June 30, 2007	12 months ended June 30, 2006%
Sales (volume)
Wheat (tons)	20,921	15,842	32.1%
Corn (tons)	47,486	74,575	-36.3%
Sunflower (tons)	3,604	6,708	-46.3%
Soybean (tons)	44,868	62,162	-27.8%
Other (tons)	7,773	4,817	61.4%

Total Crops (tons)	124,652	164,104	-24.0%

Cattle beef (tons)	13,332	14,762	-9.7%
Milk (Thousands of liters)	16,663	14,588	14.2%
Production
Wheat (Tons)	16,651	21,788	-23.6%
Corn (Tons)	80,728	31,558	155.8%
Sunflower (Tons)	6,797	7,300	-6.9%
Soybean (Tons)	61,283	42,797	43.2%
Cattle beef (Tons)	9,913	9,803	1.1%
Milk (Thousands of liters)	16,663	14,588	14.2%
Exploited Surface (in hectares)
Crops Owned Farms	22,712	20.018	13,5%
Leased Farms	25,307	17.004	48,8%
Farms under concession	1,225	—	—
Cattle beef Owned Farms	84,848	97.299	-12,8%
Leased Farms	29,208	3.425	752,8%
Dairy farm Owned Farms	2,376	1.505	57,9%
Land reserves (in hectares)
Owned Farms	325,728	258.477	26,0%
Farms under concession	157,949	161.984	-2.5%
Surface under irrigation (in hectares)
Owned Farms	3,701	3.750	-1,3%
Leased Farms	1,000	1.011	-1,1%

Storage capacity (tn.)
Owned Plants	10,000	10.000	0,0%
Leased Plants	8,000	8.000	0,0%
Total cattle head	90,234	88,790	1.6%
Dairy farm Stock (head)	6,507	6,214	4.7%
Milking cows (head)	3,264	3,231	1.0%

Note:

-	Does not include Agro-Uranga S.A. (35.72% of 8,299 hectares).

-	During fiscal 2006 a surface area of 32,647 hectares was leased for cattle beef production purposes. They are not included in the exploited surface area of leased farms whose agreements expired prior to the end of this fiscal year.

-	Land reserves in owned farms in fiscal 2007 include 90,000 hectares at the 8 de julio farm in Santa Cruz. Possession over the farm was gained with the execution of the bill of sale dated May 15, 2007.

-	Farms under concession correspond to a surface area proportional to our 99.99% interest in Agropecuaria Cervera S.A.

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OPERATING RESULTS

Fiscal year ended June 30, 2007 compared to the fiscal year ended June 30, 2006

Production Income

Production income amounted to Ps. 102.8 million, 57.3% higher than the amount recorded the previous year. Higher income was recorded in the grains 95.7% and milk 38.3% segments, compensated by a slight decrease in the cattle segment 4.8%.

Crops. Grain production increased 95.7%, from Ps. 37.0 million in fiscal year 2006 to Ps. 72.4 million in fiscal year 2007. Production volumes increased 64,2%, from 106,867 tons in fiscal year 2006 to 175,455 tons in fiscal year 2007 (the corn and soy production increased 155.8% and 43.2%, respectively and the wheat and sunflower production decreased 23.6% and 6.9% respectively).

The production increase resulted, among other matters, from an increase of 29.7% of the surface in production. The total surface produced increased from 37,022 hectares in fiscal year 2006 to 49,244 hectares in fiscal year 2007. The privately owned surface for production increased from 20,018 hectares in year 2006 to 22,712 hectares in fiscal year 2007 whereas the leased surface produced increased from 17,004 hectares in year 2006 to 25,307 hectares in year 2007. The surface produced in concession was 1,225 hectares.

During the current year average global yields obtained were 23.4% higher to those of the previous year (from 2.89 tons per hectare in year 2006 to 3.56 tons per hectare in year 2007). Higher production income had a positive impact in line with the actual average price increase of 19.2% of commodities.

Beef Cattle. Beef cattle production decreased 4.8%, from Ps. 20.5 million in year 2006 from Ps. 19.5 million in year 2007. Production volumes increased slightly 1.1%, from 9,803 tons in year 2006 to 9,913 tons in year 2007.

It is worth mentioning that during the current year, the income and volume of beef cattle production include the proportional consolidation of 50% in the subsidiary Cactus Argentina S.A. for 6 months up to December 2006 (due to the change of valuation method for decrease in the share participation) in comparison with 12 months of year 2006.

The higher production level during the current fiscal year with respect to the previous, was due to a higher volume of beef cattle generated in privately owned fields, to the late effect of the drought during the past campaign on the productivity of rodeos and an improvement of the weather conditions on the production of grass. Also, during year 2007 a lower number of cattle finished in feed lot was noted, as a consequence of the effects of the drought that affected fiscal year.

Although the beef cattle segment had a price increase in the rodeo categories, the re-classification of cattle produced a negative impact on the income for production of the current year, which generated a slight decrease of 5.9% in the average value per kilogram of beef cattle produced, from Ps. 2.1 in fiscal year 2006 to Ps. 2.0 in fiscal year 2007. Consequently, the categories that generated a higher number of kilograms were those that did not suffer a significant price increase.

The number of hectares dedicated to cattle production increased from 100,724 hectares in fiscal year 2006 to 114,056 hectares in fiscal year 2007. This increase was mainly due to a higher number of hectares leased and to the conversion of hectares of land reserve into cattle in the Los Pozos farm during the current fiscal year, negatively compensated by the retirement of cattle hectares due to the sale of the Tapenagá farm.

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Milk. Milk production income increased 38.3%, from Ps. 7.9 million in fiscal year 2006 to Ps. 10.9 million in fiscal year 2007 (includes Ps. 1.2 million generated by the re-categorization of the milking yard cattle). Production volumes increased 14.2%, from 14.6 million liters in fiscal year 2006 to 16.7 million liters in fiscal year 2007.

This increase was mainly due to the higher price per liter produced, higher production volume of the milk in line with higher number of milking cows, and improvement in the efficiency level of daily production of milk per cow in the current fiscal year respect the previous year. We have started production in the new milking facility of La Juanita farm, Province of Buenos Aires, which increased its capacity to 1,800 cows per day. Considering the good performance of this sector, we are analyzing the growing possibilities of this activity. The investment in this project as of closing of fiscal year 2007 was Ps. 2.0 million, approximately.

The higher production volume was accompanied by an increase in the price level of milk of 7.9% en the current fiscal year in respect of the previous.

Cost of production

Production costs were Ps. 75.9 million and were 25.7% higher to those recorded the past year. Higher costs were recorded in the grains and milk segments by 46.4% and 45.0%, respectively, which were compensated by a decrease in the cattle segment of 19.9%.

Crops. Grain cost of production increased 46.6%, from Ps. 35.8 million in fiscal year 2006 to Ps. 52.4 million in fiscal year 2007. The cost increase was mainly due to a higher volume of grains production of 64.2% as a consequence of higher grain surface produced of 29.7% in the current fiscal year in respect of the previous. Better yields of the segment in the current fiscal year allowed a higher absorption or dilution of the costs structure. To such purpose, production expenses per ton produced were 12.5 % lower, from Ps. 345 in fiscal year 2006 to Ps. 302 in fiscal year 2007. Production costs of fiscal year 2006 received the negative impact due to the effects of the drought.

Another reason which, in a lower degree, generated the increase of production costs in the current fiscal year was the price increase of raw materials and other production factors.

Beef Cattle. Beef cattle cost of production decreased 19.9%, from Ps. 18.8 million in fiscal year 2006 to Ps. 15.1 million in fiscal year 2007. The direct cost per kilogram produced decreased 30.4%, from Ps. 1.28 in fiscal year 2006 to Ps. 0.89 in fiscal year 2007. This decrease was mainly due to higher volume of beef cattle production that allowed diluting the cost per kilogram produced in the current fiscal year.

Higher costs of fiscal year 2006 respect of fiscal year 2007 were due to the increase in feeding and health costs in line with the effects of the drought. Considering the global production increase in the current year, the decrease in costs was due to higher number of tons produced per hectare assigned to the activity, from 0.07 ton per hectare in fiscal year 2006 to 0.08 ton per hectare in fiscal year 2007.

Milk. Milk cost of production increased 45.0%, from Ps. 5.8 million in fiscal year 2006 to Ps. 8.5 million in fiscal year 2007. Such increase mainly relates to higher level of milk production in the current fiscal year, together with the impact of higher feeding costs as a consequence of the increase in corn prices and other raw materials of the milk segment.

Milk cost of production per thousand liters increased from Ps. 401 in fiscal year 2006 to Ps. 509 in fiscal year 2007.

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Sales

Sales were Ps. 110.3 million that is 1.8% lower than the previous year. Lower sales were recorded in the grain and cattle segments that is 13.4% and 5.2%, respectively, compensated by higher sales in the milk, feedlot and other segments by 23.3%, 14.0% and 90.7%, respectively.

Crops. Sale of grain decreased 13.4%, from Ps. 61.7 million in fiscal year 2006 to Ps. 53.4 million in fiscal year 2007. The decrease of 24.0% in the sales volume of 164,104 tons to 124,652 tons was compensated by a higher average unit price of 14.0% in fiscal year 2007 in comparison with fiscal year 2006. The average price per ton sold was Ps. 428 in fiscal year 2007 and Ps. 376 in fiscal year 2006.

Although the production volume of grain was higher in the current year, the lower sales volume was for a lower number of stocks at the beginning of 61,745 tons in the current year in respect of the previous.

Beef Cattle. Beef cattle sales decreased 5.2%, from Ps. 33.7 million in fiscal year 2006 to Ps. 32.0 million in year 2007. The 9.7% decrease in the sales volume was compensated by an average increase of 5.0% in the price per tone sold. Sales volume decreased from 14,762 tons to 13,332 tons whereas sales price increased from Ps. 2.28 per kilogram in fiscal year 2006 to Ps. 2.40 per kilogram in fiscal year 2007.

The decrease in the sales volume was mainly due to a lower number of finished cattle in the feedlot, from 21,400 in fiscal year 2006 to 11,900 in fiscal year 2007.

The average cattle stock increased from 91,500 heads in fiscal year 2006 to 97.111 in fiscal year 2007.

Milk. Milk sales increased 23.3%, from Ps. 7.9 million in fiscal year 2006 to Ps. 9.7 million in fiscal year 2007, mainly due to the increase of 14.2% in production volume and the increase of 7.9% in the milk price, from Ps. 541 in fiscal year 2006 to Ps. 584 in year 2007 per thousand liter of milk.

Feedlot. Feedlot sales increased 14.0%, from Ps. 2.7 million in fiscal year 2006 to Ps. 3.1 million in fiscal year 2007. This was mainly due to an increase in the level of occupation of the feedlot and an increase in the price of feeding portion as a consequence of the corn price increase. Also, during fiscal year 2007 the cattle raiser sent for feeding in the feedlot cattle of higher kilograms, which requires higher feeding portion volumes until the finishing. The average occupancy level was 19.400 and 15.400 heads during year 2007 and 2006, respectively. It should be mentioned that, due to the above-mentioned reasons, income of the feedlot segment are only for the six-month period of the year.

Others. Other sales increased 90.7%, from Ps. 6.4 million in year 2007 to Ps. 12.1 million in year 2006, mainly due higher level of income for services to third parties and leasing and to higher income arising from Futuros y Opciones.com. Income for services to third parties are services for weigh and re-conditioning of cereal and watering to third parties. Although hectares devoted to leasing were slightly lower in year 2007 in comparison with year 2006, the attraction of the sector´s prices continue benefiting this segment.

Cost of sales

The cost of goods sold was Ps. 99.1 million and was 0.6% slightly lower than the one recorded the previous year. The lower costs of sales was recorded in the grain and cattle segment by 5.4% and 8.2%, respectively, which was compensated by higher cost of sales in the milk, feedlot and other segments by 23.3%, 21.8% and 180.4%, respectively.

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The cost of goods sold as percentage of net sales increased 87.8% in fiscal year 2006 and 89.9% in fiscal year 2007.

Crops. Grain cost of sales decreased 5.4%, from Ps. 53.3 million in year 2006 to Ps. 50.4 million in year 2007. Such decrease is mainly due to a lower volume of grain sales compensated by a higher level of average prices of commodities in the current year. The average cost per ton sold was Ps. 405 in year 2007 and Ps. 325 in year 2006.

Beef cattle. Beef cattle cost of sales decreased 8.2%, from Ps. 33.0 million in year 2006 to Ps. 30.3 million in year 2007. Such decrease is mainly due to lower volume of beef cattle sales of 9.7% in respect of the previous year due to a lower number of finished cattle in the feedlot.

Milk. Milk cost of increased 23.3%, from Ps. 7.9 million in year 2006 to Ps. 9.7 million in year 2007. Such increase is mainly due to higher volume of milk sales in the current year.

Feedlot. Feedlot cost of sales increased 21.8%, from Ps. 2.3 million in year 2006 to Ps. 2.8 million in year 2007. The increase is mainly due to higher level of average occupation of the feedlot in the current year and to higher volumes in the feeding portion due to incoming cattle of higher weigh that required higher feeding costs. The price per ton of feeding portion increased 37.0% approximately, from Ps. 207 in year 2006 to Ps. 284 in year 2007, mainly due to the increase in the corn price during the current year. The cost of feedlot services as percentage of sales increased 85.2% in year 2006 to 91.0% in year 2007. We would mention that, due to the above mentioned reasons, the feedlot segment costs are only for the first six-month period of the year.

Others. Other cost of sales increased 180.4%, from Ps. 2.1 million in year 2006 to Ps. 5.9 million in year 2007 mainly due to higher costs arising from Futuros y Opciones.com and costs generated by services to third parties.

Gross profit

As a result of the above mentioned issues, gross income increased 103.7%, from Ps. 18.7 million income in fiscal year 2006 to Ps. 38.1 million income in fiscal year 2007.

Selling expenses

Selling expenses decreased slightly by 1.8%, from Ps. 10.1 million in year 2006 to Ps. 10.0 million in year 2007. Selling expenses of the farming, cattle and other activities represented 77.8%, 11.4% and 10.0%, respectively, of the total selling expenses of year 2007. Selling expenses of grains as percentage of sales increased from 14.1% in year 2006 to 14.5% in year 2007. Selling expenses per ton of grain sold increased in the current year from Ps. 53 and Ps. 62 per ton in fiscal years 2006 and 2007 respectively. Selling expenses of cattle as percentage of sales increased from 3.1% in year 1006 to 3.6% in year 2007.

Milk sales did not generate significant selling expenses as all the production is marketed directly.

Administrative expenses

Administrative expenses increased 43.8%, from Ps. 11.6 million in year 2006 to Ps. 16.6 million in year 2007, mainly due to the increase in fees and compensations for services (includes consulting fees for the SOX projects and change of accounting and legal systems), salaries and social contributions, taxes, rates and contributions and office and administration expenses of the Company. Administrative expenses includes general expenses of the Company, and excludes those related to farmland management, which are exposed as operating expenses in the production costs schedule.

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Net gain on sale of farms

The result for sales of farms was Ps. 9.9 million in year 2006 and Ps. 22.3 million in year 2007, due to the sales operations that follow:

- During year 2007:

On June 6, 2007 the sales deed for 20,833 hectares of Tapenagá farm was signed. The operation was agreed in US$ 7.3 million. To date, US$ 1.0 million were collected. This sale generated an income of US$ 5.0 million approximately.

On June 5, 2007 the sales deed for 14,516 hectares of Los Pozos farm was signed. The operation was agreed in US$ 2.2 million, which have been fully collected. This sale generated an income of US$ 2.0 approximately.

- During year 2006:

On February 24, 2005 the preliminary sales contract was signed for El Gualicho farm of 5.272 hectares in General Roca and Presidente Roque Sáenz Peña, Province of Córdoba. The sales price of the farm was agreed in US$ 5.7 million. The date of the deed was July 25, 2005 and the sale produced an income of Ps. 9.9 million.

Gain from inventory holding

The income for holding amounted to Ps. 4.2 million in year 2006, in comparison with Ps. 4.3 million in year 2007. The income for holding of cattle, grain and raw materials is based on the increase of actual prices during year 2007.

Operating income

Due to the above mentioned issues, the operating income was Ps. 11.1 million in year 2006 in comparison with the income of Ps. 38.0 million recorded in year 2007. The operating margin over production and sales income was 6.3% in year 2006 and 17.8% in year 2007.

Net Financial results

Financial results generated an income of Ps. 12.4 million in year 2006 and a loss of Ps. 10.5 million in year 2007. The main differences between both years were mainly due to the income for the exchange of convertible Negotiable Bonds of IRSA for shares of Agropecuaria Cervera of Ps. 14.9 million in year 2006, higher net interest of Ps. 5.1 million loss, mainly as a consequence of higher financial charge for the increase of medium and short term debt structure in year 2007 respect to 2006 and due to the negative impact of Ps. 3.2 million between both years due to the net effect generated by the difference of exchange and discounts.

Financial results arise from (i) an income of Ps. 1.1 million derived from operations with securities and shares (ii) a net income of Ps. 2.2 million for the interests of the convertible Negotiable Bonds issued, acquired and other interest (iii) a loss of Ps. 10.0 million generated by the negative impact of interests for debt financing (iv) a loss of Ps. 1.9 million generated by the debits and credits tax and (v) a loss of Ps. 1.9 million derived from exchange differences and other.

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Other income and expenses, net

Other income and expenses, net showed a loss of Ps. 3.4 million in fiscal year 2006 compared to the loss of Ps. 4.3 million in fiscal year 2007, mainly due to a higher negative impact of Ps. 0.6 million for the tax on personal goods of the shareholders paid by the Company in the current year in respect of the previous.

Income from related companies

The result for participation in subsidiary companies increased 81.6%, from an income of Ps. 22.1 million in fiscal year 2006 to an income of Ps. 40.2 million in fiscal year 2007. Income during the current year, was mainly due to the positive result of our share in IRSA, which increased to Ps. 33.1 million (included amortization of the goodwill of Ps. 4.9 million), to the income of Ps. 4.2 million for our participation in BrasilAgro, to the income of Ps. 3.2 million in the holding of shares of Agro Uranga S.A. and the loss of Ps. 1.2 million for our participation in other subsidiary and affiliated companies.

We would mention that during the current year the shareholding in Cactus Argentina S.A. was modified from 50% to 24% due to the joining of a new shareholder. Consequently, for the results as of December 31, 2006 and the balance sheet information, the proportional consolidated of 50% with Cactus Argentina S.A. is included up to such date.

Management Fee

The Company subscribed a management contract with Dolphin Fund Management S.A. (currently denominated Consultores Asset Management S.A.), which renders to Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria technical advising services in operations related to the agricultural activity, intermediation of operations and advising in investments of real estate values.

As consideration for such services, the payment of ten percent (10%) of the net income recorded in the annual and especial financial statements was established.

Consequently, the financial statements as of June 30, 2007 and 2006 include a charge to the income accounts of Ps. 5.5 million and Ps. 3.8 million, respectively.

Income tax expense

Income tax increased from Ps. 5.4 million in year 2006 to Ps. 8.4 million in year 2007.

The Company has recognized the charge for income tax on the basis of the liabilities method for deferred tax, accepting the temporary difference between measurements of accounting and tax assets and liabilities. The principal temporary differences originate in the valuation of cattle and sales and replacement of fixed assets.

For the purpose of determining deferred assets and liabilities, it has been applied on the identified temporary differences and tax losses the tax rate that is awaited to be effective at the time of reversion or use, considering the legal regulation effective to the date of issue of the financial statements (35%).

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Minority interest

During fiscal years 2006 and 2007, a negative participation of third parties of Ps. 0.1 million and Ps. 0.3 million respectively was recorded to reflect the minority participation in the income of subsidiaries.

Net income

Due to all the above-mentioned issues, the net income increased 50.1%, from Ps. 32.9 million income for year 2006 to Ps. 49.4 million income for year 2007. The net margin, calculated as the net income of the year over the total income for production and sales was 18.5% for year 2006 and 23.2% for year 2007.

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RESULT FROM THE INVESTMENT IN IRSA

IRSA is Argentina’s largest real estate company with a fully diversified portfolio of properties. IRSA is engaged in the following business segments:

•	Office rental with more than 138,070 m2 for lease.

•

Operation of Shopping Centers through its 62.5% ownership interest in Alto Palermo S.A. (APSA) (“APSA”) (Nasdaq: APSA, BCBA: APSA). APSA is one of the leading operators of shopping centers in Argentina and owns or has majority ownership interests in 10 shopping centers with 252,879 m2 of Gross Leaseable Area.

•	Sale of residential properties.

•	Holding and operation of luxury hotels through its equity interest in 3 five-star hotels.

Furthermore, IRSA owns residential properties for sale and land reserves for current and future developments which amount to a book value of Ps. 554.3 million. IRSA’s Total Consolidated Assets as of June 30, 2007 amounted to Ps. 4,144.9 million and its net shareholder’s equity amounted to Ps. 1,646.7 million.

IRSA owns an 11.8% equity interest in Banco Hipotecario, the largest Argentine bank in terms of mortgage loans granted which has a shareholders’ equity of Ps. 2,601.4 million.

During fiscal year 2007, all of IRSA’s lines of business have improved their performance, which places the Company in an unbeatable position to embark upon new growth opportunities in the future.

The evidence of IRSA’s major growth is reflected in all of its business lines, which led to a 10.9% increase in its net income, from Ps. 96.6 million to Ps. 107.1 million in the year ended June 30, 2007. In addition, the Company’s operating income amounted to Ps. 198.5 million in the fiscal year. As a result of this improvement, and as a part of its investment strategy, acquisitions were consummated and several projects were launched in all of the Company’s activities.

The increase in the Company’s net income for fiscal 2007 compared to the same period of the previous fiscal year is mainly due to an increase in the operating income posted by the Shopping Centers and Office Rental segments, in the region of 18.2% and 62.5% respectively and a considerable improvement in financial results. As regards the Hotels business unit, although its operating income remained unchanged, gross income in the segment grew by 17.3%, as a result of the increase in revenues, which, in proportion, rose more than their related costs.

As of June 30, 2007, Cresud held 116,305,767 shares in IRSA, equivalent to 25.01% of IRSA’s capital stock. In addition, the Company held as of that date, 12,000,000 Convertible Notes issued by IRSA and 32,958,011 Warrants also issued by IRSA.

Our investment in IRSA during fiscal 2007 amounted to a Ps. 28.2 million profit for us.

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OTHER RELEVANT EVENTS

Debt reduction resulting from the conversion of ONC and the exercise of warrants

As regards our indebtedness, we issued Convertible Notes on November 14, 2002 under the laws of the State of New York at an 8% interest rate (payable semi-annually) maturing on November 14, 2007 and convertible at a price of US$ 0.5078 per share with par value of $ 1 each (1.9693 shares per Convertible Note). In addition, the Convertible Notes contain a warrant that allows holders to acquire 1.9693 shares of par value $ 0.1 per share at a price of US$ 0.6093 each per Convertible Note.

As of the date of this report, our indebtedness arising from the issuance of Convertible Notes dropped by US$ 47,204,363 due to the conversions received.

Additionally, a total of 46,893,748 warrants have been exercised, in exchange for which the Company received US$ 56.3 million.

Therefore, considering all conversions and exercises of warrants received, the number of outstanding Convertible Notes as of today is US$ 2,795,637 while the number of outstanding warrants is 3,106,252. A total of 185,305,347 shares were issued breeding the Company’s total number of outstanding shares to 309,589,739.

As of June 30, 2007 the Company holds Convertible Notes issued by IRSA for a total of US$ 12.0 million, which bear interest at the same rate as those issued by our company as well as a stock of warrants of 32,958,011.

Note: Total conversion refers to the situation in which all the holders of Convertible Notes exercise their conversion rights and exercise all their Warrants.

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FINANCIAL INDEBTEDNESS

As a result of the excellent investment opportunities seized in the course of the previous fiscal year, such as our ownership interest in BrasilAgro, the acquisition of farms and the growing investments in developments in Northwestern Argentina in the course of this fiscal year, we have assumed indebtedness for levels higher than those incurred in previous fiscal years, totaling as of June 30, 2007 indebtedness in the amount of Ps. 138.7 million exclusive of our convertible notes.

The analysis of the structure of such indebtedness shows a loan granted by Credit Suisse for the purpose of financing our investment in BrasilAgro for Ps. 24.7 million (please see Note 12.b) and Ps. 16.8 million for the purpose of financing our crop production, the balance, i.e. Ps. 97.2 million, is short term indebtedness with various entities in Argentina.

For the coming fiscal year we intend to match these maturities to the Company’s cash flows and do not rule out a reduction in the indebtedness as a result of future cash inflows arising from our ordinary course of business, the sale of assets or the exercise of warrants attached to our Convertible Notes.

The following table presents our Company`s indebtedness as of June 30, 2007:

	Timetable of Maturity or Depreciation
	Currency	Under 1 year	Over 1 year and up to 2 years	Over 2 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Interest rate Annual average
		(in millon Pesos, constant, as of June 30, 2007) (1)%
Loans
Non-guarateed loans	ARS	97,2	—	—	—	—	97,2	Flotante (promedio 8,17)
Non-guarateed loans	US$	16,8	—	—	—	—	16,8	5,6 – 6,05
Guarateed loan contract	US$	—	24,7	—	—	—	24,7	Libor + 3,75
CRESUD Convertible Notes	US$	8,7	—	—	—	—	8,7	8,00

Total loans		122,7	24,7	—	—	—	147,4

Total debt		122,7	24,7	—	—	—	147,4

(1)	Exchange rate as of June 30, 2007 US$ 1.00 = Ps. 3.093.

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AGREEMENT FOR SHARED SERVICES WITH IRSA AND APSA

Given that the Company, IRSA and APSA have operational areas with certain common characteristics, the Board deemed it advisable to implement alternatives to reduce certain fixed costs in its activities for the purpose of decreasing their incidence on operating results, taking advantage and optimizing the individual efficiencies of each company in the different areas that make up operational management.

In this respect, the Company has run a partial operational integration trial in the areas of Human Resources, Finances, Institutional Relations, Administration, Information Technology, Insurance, Purchases, Contracts and Operations, among others. The outcome has shown the feasibility of the referred project taking into account that the project is not covered by the provisions of Decree 677/01, Section 73, currently in force and an independent third party (Deloitte Argentina) has been retained to prepare a report on the definition of guidelines for liquidation and distribution basis for the implementation of the project. Internal Audit and Corporate Services Management have been recently added to it.

Thus, a master agreement was signed to exchange corporate services, related to the previously mentioned areas that relate tasks carried out by one or more companies. Such tasks are firstly paid by a compensation because of services supplied in any of the areas, and secondly, in case of difference between the value of services rendered, in cash, between the companies involved.

This master agreement to exchange corporate services is initially effective for 24 months, and may be automatically renewed by like term except upon by written termination by any of the parties thereto.

It should be mentioned that irrespective of such operation, APSA, IRSA and Cresud are absolutely independent in their strategic and commercial decisions, while costs and profits are allocated under operating efficiency and equity grounds, not seeking individual economic profits for the companies.

Implementing this project does not impair identifying economic transactions or services involved, nor does weaken the efficiency of internal control systems or internal audit task of each company, or the possibility of disclosing transactions related to the agreement under FACPCE Technical Resolution 21. Likewise, Alejandro Gustavo Elsztain holds the position of General Coordinator and Mr. Gabriel Adolfo Gregorio Reznik has been appointed as individual person in charge.

Systems migration

During fiscal 2007, we completed the systems migration that consisted in integrating the various interfaces and processes existing in the various areas coexisting in our company.l The improvement provides a more flexible, efficient and agile organization to respond to the business requirements, apart from providing more competitiveness to the entire organization. Likewise, the integration strategy allows us to automate, standardize and formalize process to align them to SEC requirements, especially under Sarbanes-Oxley Act.

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PROSPECTS FOR THE NEXT FISCAL YEAR

Global and Argentine economic conditions continue to lead the agricultural and cattle breeding sector and our Company towards a position favorable to taking advantage of new market opportunities.

At present, there is a strong pressure in agricultural land values in most of the countries with agricultural and cattle breeding potential, and a strong demand for crops. On top of the constrained situation seen in the global supply and demand of food in recent years, a new pressure factor is affecting the supply side, namely, the new application of crops as sources of energy. The plan announced by President Bush, aimed at replacing fossil fuel usage with biofuels in a term of ten years, triggered the demand for ethanol, and hence, of corn. As a result, the prices of corn and other crops have skyrocketed and are now at levels inconceivable not long ago. Furthermore, this scenario emerges in a context of improved economies in the developing world, which in turn translates into an increase in the demand for higher quality foods which are to be produced in ever-decreasing surface areas. The indicators that measure land availability per capita have been pointing to a constant decrease due to increasing urbanization. We believe that this favorable context is structural and that it will subsist over the next years, offering a great opportunity to Cresud.

As in prior years, we will continue with our strategy consisting in supplementing agricultural activities in our own farms with activities in leased farms, as long as the return on the investments for such activities amounts to the minimum levels required for the business. In this way, we seek to reduce production risks and dilute overhead. For the 2008 season, our mission is to increase our agricultural production even more by seizing the excellent prospective crop prices, which have inevitably led to an increase in rental prices.

As regards the cattle beef business, our strategy is to increase output by adding new productive hectares and improving breeding rates, taking advantage of the good prospects for this sector, as evidenced by rising prices resulting from increased demand. The recent association with Tyson Foods and the incorporation of a cold storage plant in the Province of La Pampa will allow us to conduct new businesses in an integrated manner and thereby access international markets. We believe that this new vertical integration stage will result in significant profits for the Company.

With respect to marginal area development, we will continue with the development of “Los Pozos”, located in the Province of Salta. By the end of the next fiscal year, 30% of the third module will be in production, increasing total productive hectares to 42,000. On the other hand, we plan to continue with the development of the concession over 162,000 hectares held by Agropecuaria Cervera S.A. in the Province of Salta, where productive hectares are expected to reach 10,000 by the end of fiscal year 2008.

As concerns the milk business, during this fiscal year we opened the second dairy facility at La Juanita farm in the Province of Buenos Aires, which has increased capacity to 1,800 cows per day. Given the good performance in this sector, we continue to analyze the possibility of expanding this activity.

Fiscal 2007 marked the start of a new era of regional expansion for Cresud. BrasilAgro, a Brazilian company listed on the Bovespa since May 2006 and in which Cresud has been founding shareholder, has acquired its first properties in Brazil for implementing its business plan. In this new season, BrasilAgro expects to develop both the production area, which will be mainly devoted to the production of soybean among other crops, and the commercial area, where we expect to apply the know-how developed by Cresud over all these years and take advantage of the experience of its human resources to form specialized work teams.

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Also as a part of the regional expansion strategy, we are now analyzing new investment alternatives in other countries in Latin America with agricultural, ecological and infrastructure conditions comparable to those in Argentina. Our plan is to form a regional portfolio with high appreciation potential.

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BOARD OF DIRECTORS AND SENIOR MANAGEMENT

The Board of Directors, which is responsible for our Company’s management, is made up of nine directors and three alternate directors, each of whom is appointed by our shareholders at an ordinary meeting, to hold office for a term of three years, provided that a third of the members may be appointed annually. The Directors and alternate directors can be reelected to hold office unlimitedly.

Our current Board of Directors was designated by the Shareholders’ meetings held on October 22, 2004, November 29, 2005 and October 31, 2006 for terms of office expiring in fiscal years 2007, 2008 and 2009.

The following table shows the current members of the Board of Directors:

Name	Date of birth	Position held at Cresud	Year of appointment to current position	End of office	Current position since
Eduardo S. Elsztain	01/26/1960	Chairman	2005	2008	1994
Saúl Zang	12/30/1945	First vice-chairman	2005	2008	1994
Alejandro G. Elsztain	03/31/1966	Second vice-chairman	2004	2007	1994
Clarisa D. Lifsic	07/28/1962	Director	2004	2007	1994
Gabriel A. G. Reznik	11/18/1958	Director	2006	2009	2003
Jorge O. Fernández	01/08/1939	Director	2006	2009	2003
Fernando A. Elsztain	01/04/1961	Director	2004	2007	2004
David A. Perednik	11/15/1957	Director	2004	2007	2004
Pedro D. Labaqui Palacio	02/22/1943	Director	2006	2009	2006
Salvador D. Bergel	04/17/1932	Alternate Director	2005	2008	1996
Juan C. Quintana Terán	06/11/1937	Alternate Director	2005	2008	1994
Gastón A. Lernoud	06/04/1968	Alternate Director	2005	2008	1999

A brief biographic description of each Board member is as follows:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at the University of Buenos Aires. He has been carrying out activities in the Real Estate sector for more than twenty years. He is the Chairman of the Board of IRSA, Alto Palermo, Shopping Alto Palermo S.A., Cresud, Consultores Asset Management S.A. and BACS Banco de Crédito & Securitización, among other companies; furthermore he is Vice-Chairman of the Board of Banco Hipotecario and E-Commerce Latina S.A. and Director of BrasilAgro. Eduardo S. Elsztain is the brother of Alejandro G. Elsztain and cousin of Fernando A. Elsztain.

Saúl Zang. Mr. Zang is a lawyer graduated from the University of Buenos Aires. He is member of the International Bar Association and of the Interamerican Federation of Lawyers. He has been a founding member of the law firm Zang, Bergel & Viñes. He is also the First Vice-Chairman of the Board of Directors of IRSA and SAPSA, Vice-Chairman of Alto Palermo, Puerto Retiro and Fidesa; Director of Nuevas Fronteras S.A., BrasilAgro, Banco Hipotecario S.A., Palermo Invest and Tarshop.

Alejandro G. Elsztain. Mr. Elsztain is an Agricultural Engineer graduated from the University of Buenos Aires. He is Chairman of BrasilAgro, Inversiones Ganaderas S.A. and Cactus Argentina S.A. He is also Second Vice-Chairman of Cresud and IRSA, Executive Vice-Chairman of APSA and Shopping Alto Palermo S.A. and Director of IBOSA and FyO.com S.A. Mr. Alejandro G. Elsztain is the brother of the Chairman of de Board of Directors, Eduardo S. Elsztain and cousin of Fernando A. Elsztain.

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Clarisa D. Lifsic. Mrs. Lifsic is a graduate in Economic Sciences from the University of Buenos Aires and she obtained a Masters Degree in Sciences with management expertise at the Massachusetts Institute of Technology. She has also held offices on research and financial analysis areas in the private sector since 1987. At present, she is the Chairman of the Board of Directors of Banco Hipotecario S.A., among others.

Gabriel A. G. Reznik. Mr. Reznik is a Civil Engineer graduated from the University of Buenos Aires. From 1992 to May 2005, he worked for IRSA. Formerly, he worked for an Argentine independent building company. He is a Director of APSA, IRSA and Banco Hipotecario S.A, and Alternate Director ERSA, Fibesa S.A. and Tarshop S.A., among other companies.

Jorge Oscar Fernández. Mr. Fernández graduated from the University of Buenos Aires in Economic Sciences. He has carried out commercial and professional activities as Manager, Director and Second Vice-Chairman for Banco Río de la Plata and he was also a member of the Board of Directors of several financial services companies. He is a regular board member of the Buenos Aires Stock Exchange and he is a member of different industrial and service related companies.

Fernando A. Elsztain. Mr. Elsztain studied architecture in the University of Buenos Aires. Since March, 1994 he has been Commercial Director with IRSA. He has also worked as consultant in the real estate business and executive officer of a family-owned real estate company. He is Chairman of Llao Llao Resort S.A., Palermo Investment S.A. and Nuevas Fronteras S.A. He is also member of the Board of Directors of IRSA, APSA, SAPSA, Hoteles Argentinos and Tarshops and alternate director of the Board of Directors of Banco Hipotecario S.A. and Puerto Retiro, among other companies. Mr. Fernando A. Elsztain is cousin of Mr. Eduardo S. Elsztain, Chairman of the Board of Directors, and Alejandro G. Elsztain, second Vice-Chairman.

Pedro Damaso Labaqui Palacio. Mr. Labaqui is a Lawyer graduated from the University of Buenos Aires. He is also director of the Board of Directors of Bapro Medios de Pago and REM Sociedad de Bolsa S.A., statutory auditor of Bayfe S.A. Fondos Comunes de Inversión, and director of the Board of Directors and member of the Supervisory Committee of J. Minetti S.A.

David A. Perednik. Mr. Perednik is a Certified Public Accountant graduated from The University of Buenos Aires. He has worked in many companies, such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he was Financial Director between 1986 and 1997. He also worked for Deloitte & Touche as Senior Consultant in the Administration and Systems department between 1983 and 1986. Also he is currently Administrative Director of IRSA and APSA.

Salvador D. Bergel. Mr. Bergel is a Lawyer graduated from the National University of the Litoral and Doctor in Social and legal sciences. He is a founding member of Zang, Bergel & Viñes and legal advisor of Repsol YPF S.A. He is also an alternate director of IRSA.

Juan C. Quintana Terán. Mr. Quintana Terán is a Lawyer graduated from the University of Buenos Aires. He is also a legal advisor of the law firm Zang, Bergel & Viñes. He has been President and Judge of the Honorable National Court of Appeals in Commercial Matters of the City of Buenos Aires. He is an alternate director of Cresud, APSA, Banco Hipotecario S.A. and Nuevas Fronteras S.A.

Gastón Armando Lernoud. Mr. Lernoud graduated as a Lawyer from University of El Salvador, Buenos Aires, in 1992. He obtained a Masters degree in Corporate Law in 1996 from the University of Palermo, Buenos Aires. He was a senior associated member of Zang, Bergel & Viñes until June 2002, when he joined Cresud’s as senior manager.

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Senior management

The Board of Directors has the authority to appoint and remove the members of the senior management. Such members shall follow the guidelines given by the Board of Directors. There are no agreements, by which the members of the senior management are appointed.

The following table shows information related to the actual senior management appointed by the Board of Directors:

Name	Date of birth	Position	Current position since
Alejandro G. Elsztain	03/31/1966	Executive Manager	1994
Gabriel Blasi	11/22/1960	Financial Manager	2004
David A. Perednik	11/15/1957	Administrative Manager	1997
Alejandro Bartolomé	12/09/1954	Production Manager	1996
Alejandro Casaretto	10/15/1952	Real Estate Manager	2000
Carlos Blousson	09/21/1963	Comercial Manager	2000
José Luis Rinaldini	08/14/1963	Insurance Manager	1995

The following table shows a brief biographic description of each senior manager, who is not a member of the Board of Directors:

Gabriel Blasi. Mr. Blasi is a Bachelor in Business Administration and obtained financial postgrade degrees at the University of CEMA (Centro de Estudios Macroeconómicos Argentinos) and IAE (Universidad Austral). He developed in Investment Bank and Capital Market in entities such as Citibank and Banco Rio (BSCH). Before joining the group, he was Financial Director of Grupo Carrefour Argentina and Goyaique SACIFIA (Grupo Perez Companc). At present, he is also Financial Manager of Cresud, IRSA and APSA.

Alejandro Bartolomé. Mr. Bartolomé is an Agricultural Engineer graduated from the University of Buenos Aires. He obtained a financial postgrade degree at Reading University, England. He worked as treasurer of Monte Buey Inriville’s CREA and coordinator of Grupo Lechero Santa Emilia between 1993 y 1996. He also worked as Farmland Manager and was partner of Administración Abelenda, Magrane, Anchorena.

Alejandro Casaretto. Mr. Casaretto is an Agricultural Engineer graduated from the University of Buenos Aires. He has worked in the company as Tehnical Manager, Farmland Manager and Technical Coordinator since 1975. At present, he works as Real Estate Manager.

Carlos Blousson. Mr. Blousson is an Agricultural Engineer graduated from the University of Buenos Aires. He works as our comercial manager since 1996. Before joining Cresud, he worked in Vanexva Bursátil – Sociedad de Bolsa as broker of futures and options. Previously, he worked as Farmland Manager and Technical Adviser in Leucon S.A.

José Luis Rinaldini. Mr. Rinaldini is an Agricultural Engineer graduated from the University of Buenos Aires. He worked at Inversiones Ganaderas S.A. and for an agricultural and forestry company in production and marketing areas.

52

Supervisory Committee

The Supervisory Committee is charged with the revision and supervision of management actions and of our company’s affairs and monitors compliance with the by-laws and the resolutions of the shareholders’ meetings, in accordance with the Section 294 of the Argentine Corporations Law. The members of the Supervisory Committee are appointed by the annual regular shareholders’ meeting and hold office for one year. The Supervisory Committee consists of three regular members and three alternate members.

The following table includes information about the members of our Supervisory Committee appointed at the Annual Regular Shareholders Meeting held on October 31, 2006:

Name	Date of birth	Position	Current position since
José Daniel Abelovich	07/20/1956	Statutory Auditor	1992
Marcelo Héctor Fuxman	11/30/1955	Statutory Auditor	1992
Roberto Murmis	04/07/1959	Statutory Auditor	2005
Alicia Rigueira	12/02/1951	Alternate Statutory Auditor	2006
Sergio Kolaczyk	11/28/1964	Alternate Statutory Auditor	2005
Silvia Cecilia De Feo	10/07/1958	Alternate Statutory Auditor	2003

The following is a brief biographical description of each member of our Supervisory Committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires. He is a founding member and partner of SC International/Abelovich, Polano and Associates, a public accounting firm of Argentina. Formerly, he has been a manager of Harteneck, López y Cía/ member firm of Coopers & Lybrant Price Waterhouse and has served as a senior advisor in Argentina for the United Nations and the World Bank. Moreover, he is a member of the Supervisory Committee of IRSA, SAPSA, Hoteles Argentinos and Inversora Bolívar, among others.

Marcelo H. Fuxman. Mr. Fuxman obtained the degree of Accountant at Universidad de Buenos Aires. He is a partner of Abelovich, Polano y Asociados / SC International a public accounting firm of Argentina. He is also a member of the Supervisory Committee of IRSA, APSA, SAPSA and Inversora Bolivar S.A.

Roberto Murmis. Mr. Murmis obtained the degree of Accountant at Universidad de Buenos Aires. He is a partner of Abelovich, Polano y Asociados / SC International. He has worked as a Public Income Secretariat consultant. He is also a member of the Supervisory Committee of IRSA, SAPSA, Futuros y Opciones S.A. and of the Llao Llao Resorts S.A.

Silvia De Feo. Ms. De Feo is a public accountant graduated from the University of Belgrano. She works as a manager of Abelovich, Polano y Asociados/SC International, an Argentine accounting firm. Formerly, she was a manager of Hartenek, López y Cía/Coopers & Lybrand. She is also a member of the Supervisory Committee of IRSA, SAPSA, Inversora Bolívar S.A. and Baldovinos S.A.

Alicia Graciela Rigueira. Ms. Rigueira is a public accountant graduated from the University of Buenos Aires. Since 1998, she works as a manager of Abelovich, Polano y Asociados/SC International. From 1974 and up to 1998 Ms. Rigueira worked for Harteneck, López y Cía/ member firm of Coopers & Lybrant Price Waterhouse. She has given lectures at the Economics Faculty of the University of Lomas de Zamora.

53

Sergio Leonardo Kolaczyk. Mr. Kolaczyk is a public accountant graduated from the University of Buenos Aires. He works for Abelovich, Polano y Asociados/SC International. He is also an alternate member of the Supervisory Committee of Cresud, IRSA and APSA.

Internal Control - Audit Committee

According to the Regime of Transparency in Public Offerings provided for by Decree 677/01 and the regulations of the Comisión Nacional de Valores (CNV), our Board of Directors created the Audit Committee.

Such Committee is a Board Committee, which main duties shall be to assist the Board in complying with its duty to act with due care, diligence and skill in respect of our company, particularly in the application of the accounting policies and issuance of the accounting and financial information, management of business risks and internal control systems, the company’s business behavior and ethics, in monitoring the sufficiency of our financial statements, the company’s compliance with the laws, independence and capacity of independent auditors and performance of the internal audit duties both by our company and external auditors.

Effective December 15, 2006, our Board of Directors appointed Jorge Oscar Fernández, Pedro Damasco Labaqui Palacio and Gabriel Adolfo Reznik –all of them independent directors– as members of the audit committee.

Method of compensation

Board of Directors

Under the Argentine Corporations Law, if the compensation of the Board is not provided for in the company’s by-laws, it shall be determined by the shareholders’ meeting. The maximum amount of compensation to be received by Board members, including compensation for permanent technical-administrative duties shall not exceed 25% of the company’s profits. Such amount shall be limited to 5% when no dividend is distributed to shareholders and shall be increased in proportion to such distribution. When one or more Directors are assigned to special committees or technical-administrative duties and profits are either non-existent or limited, the shareholders’ meeting may approve compensations in excess of the aforementioned limits.

The compensation of our Directors for each fiscal year is determined in accordance with the Argentine Corporations Law, taking into account the results for the year and the performance of additional technical-administrative duties. Upon the amounts being determined they are submitted to our shareholders for consideration at the shareholders’ meeting.

At our shareholders’ meeting held on October 31, 2006, our shareholders approved the decision to pay a compensation of Ps 1.62 million to our Board of Directors for their services rendered during the fiscal year ended June 30, 2006.

Senior Management

We pay our senior management a fixed amount based on their habilities and experience, and a variable bonus in accordance with their individual development and our total results.

The total compensation due to our senior management for the fiscal year ended June 30, 2007 was Ps. 2.1 million.

54

Supervisory Committee

On October 31, 2006, the Board of Diretors approved, by majority of votes, not to pay any compensation to the Supervisory Committee.

Capitalization Program for Executive Management

The Company is currently developing a capitalization program for executive management staff through contributions made by employees and by the Company.

The Program is addressed to employees selected by the Company with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee’s extraordinary contributions.

Funds collected from participants´ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company contributions will flow to other independent financial means separated from the previous one. The participants will have access to 100% of the Program benefits (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	ordinary retirement in line with the applicable working regulations

•	total or permanent disability or inability

•	death.

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the Company only if he has participated in the plan during a minimum term of 5 (five) years, provided certain conditions were complied with.

On June 30, 2007 the Company made contributions to the Program that amount Ps. 136,307.

Dividends and dividend policy

According to the Argentine Law, the distribution and payment of dividends to shareholders may only be validly made if they result from the company’s net and realized profits arising from the annual financial statements approved by shareholders. The approval, amount and payment of dividends are subject to the approval of our shareholders at the annual regular shareholders’ meeting. The approval of dividends requires the affirmative vote of the majority of voting shares.

55

According to the Argentine law and to our by-laws the net and realized profits of each fiscal year shall be distributed as follows:

•	5% of net profits to our legal reserve, until it reaches 20% of our adjusted corporate capital stock;

•	a specified amount fixed by resolution of the shareholders’ meeting is assigned to compensation of our Directors and members of our Surveillance Committee; and

•

dividends, additional dividends on preferred shares, if any, or application of proceeds to optional or contingent reserves or to a new account, or for any other purpose as may be determined by the shareholders’ meeting.

On May 2, 2006 Cresud took a debt with Credit Suisse amounted US$ 8 million, with a 30-month maturity, which accrued interest at variable rate equal to 3-month LIBOR plus 375 basic points. The related loan has been inicially granteed with Convertible Notes of IRSA for a total amount of US$ 10 million, which were later replaced by 1.834.860 IRSA’s ADRs plus a bank deposit, that may be released and/or increased depending on the market value of the share underlying the ADRs and subsequent payment. This loan was aimed at financing our investment in BrasilAgro.

In accordance with such agreement, there are some covenants regarding the appropriation of cash dividends. We can only appropiate and pay up to the amount of US$ 5.000.000 per calendar year, direct or indirectly, either cash nor in kind.

In our shareholders’ meeting that took place in October 31, 2006, our shareholders approved the distribution of Ps. 5.5 million as dividends or Ps. 0.0248 per share of nominal value Ps. 1.00 (Ps. 0.248 per ADR), minus the amount equivalent to 5% for our Legal Reserve. The payment was effective as from November 29, 2006.

The following table shows the ratio of dividends paid and total amount of dividends paid per fully paid-in common share for each year since 1996. The amounts in pesos are stated in historic pesos as of the relevant payment dates.

Year of declaration	Cash dividends (1)	Total per share
	(Pesos)	(Pesos)
1996	—	—
1997	—	—
1998	0.099	0.099
1999	0.092	0.092
2000	0.011	0.011
2001	0.030	0.030
2002	—	—
2003	0.012	0.012
2004	0.019	0.019
2005	0.059	0.059
2006	0.024	0.024

(1)

It corresponds to payments per share. To compute the dividends paid per ADS, the payment per share shall be multiplied by ten. The amounts in Pesos are stated in historic Pesos as of the relevant payment date.

Although we intend to distribute cash dividends in the future, we may not assure that we shall be in a position to do so.

56

STOCK INFORMATION

Information on the value of our shares at the Bolsa de Comercio de Buenos Aires

Our common shares are listed on the Bolsa de Comercio de Buenos Aires under the “CRES” symbol. They have been listed on the Bolsa de Comercio de Buenos Aires since December 12, 1960.

The following table shows the highest and lowest closing prices of our common shares at the Bolsa de Comercio de Buenos Aires during the specified periods.

	Pesos per share
	Highest	Lowest
Fiscal year
2007	7.40	3.09
2006	5.73	3.10
2005	4.91	2.88
2004	4.40	2.24
2003	2.73	1.48
2007
4th quarter	7.40	6.14
3rd quarter	6.75	5.08
2nd quarter	5.35	4.33
1st quarter	5.70	3.09
2006
4th quarter	5.73	3.73
3rd quarter	4.38	3.22
2nd quarter	3.93	3.10
1st quarter	4.03	3.19
2005
4th quarter	4.03	2.88
3rd quarter	4.91	3.79
2nd quarter	4.37	3.41
1st quarter	3.62	2.94
2007
January	5.70	5.08
February	6.75	5.75
March	6.35	5.65
April	7.40	6.38
May	7.13	6.84
June	7.00	6.14

Source: Bloomberg.

57

Information of the value of our shares at the NASDAQ

Each American Depository Share of CRESUD represents 10 common shares. The ADS are listed and traded on the NASDAQ under the “CRESY” symbol. The ADS have been traded at the NASDAQ since March 1997 and were issued by the Bank of New York, Inc. as Depository for the ADS.

The following table shows the highest and lowest closing prices of our ADS at the NASDAQ during the specified periods.

	US Dollars per ADS
	Highest	Lowest
Fiscal Year
2007	24.28	12.42
2006	19.45	10.12
2005	16.87	9.78
2004	14.91	7.74
2003	9.78	4.01
2007
4th quarter	24.28	19.81
3rd quarter	22.08	16.58
2nd quarter	17.53	14.23
1st quarter	15.43	12.42
2006
4th quarter	19.45	12.10
3rd quarter	14.44	10.42
2nd quarter	13.71	10.12
1st quarter	13.97	11.10
2005
4th quarter	13.74	9.78
3rd quarter	16.87	12.93
2nd quarter	14.99	11.23
1st quarter	12.22	9.81
2007
January	18.60	16.58
February	22.08	18.87
March	20.53	18.10
April	24.28	20.65
May	23.38	21.70
June	22.70	19.81

Source: Bloomberg

58

Name of the Company:	Cresud Sociedad Anónima

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Legal Address:	Moreno 877, 23rd Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

Fiscal year No. 72 started on July 1, 2006
Financial Statements for the fiscal year ended June 30, 2007
In comparative format with previous fiscal year

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19, 1937

Of the latest amendment:	September 22, 1999

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the consolidated Financial Statements

CAPITAL STATUS ( Note 3 of basic financial statements)

SHARES
Type of stock	Authorized Pesos	Subscribed Pesos	Paid-in Pesos

Ordinary certified shares of Ps.1 face value and 1 vote each	309,576,220	309,576,220	309,576,220

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheet as of June 30, 2007 and 2006

	June 30, 2007	June 30, 2006
	(Notes 1, 2 and 3) Pesos	(Notes 1, 2 and 3) Pesos
ASSETS
Current Assets
Cash and banks (Note 4.a.)	46,930,644	25,997,361
Investments (Note 4.b.)	39,841,438	6,223,788
Trade accounts receivable (Note 4.c.)	37,930,596	11,084,617
Other receivables (Note 4.d.)	39,611,870	22,744,963
Inventories (Note 4.e.)	52,460,289	28,932,135

Total current assets	216,774,837	94,982,864

Non-current assets
Other receivables (Note 4.d.)	43,236,560	36,005,292
Inventories (Note 4.e.)	68,345,438	62,712,423
Investments on controlled and related companies (Note 4.b.)	503,860,500	468,371,269
Other investments (Note 4.b.)	37,468,260	37,052,716
Fixed assets, net (Schedule A)	245,919,561	224,775,512

Intangible assets, net (Schedule B)	23,581,646	23,581,646

Subtotal Non-Current Assets	922,411,965	852,498,858

Goodwill (Note 4.b.)	(67,306,386)	(76,825,838)

Total Non-Current Assets	855,105,579	775,673,020

Total Assets	1,071,880,416	870,655,884

LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 4.f.)	30,935,851	26,438,528
Loans (Note 4.g.)	122,749,734	66,421,573
Salaries and social security payable (Note 4.h.)	4,219,120	2,293,130
Taxes payable (Note 4.i.)	6,699,044	3,313,836
Other debts (Note 4.j.)	3,087,957	3,442,024

Total Debts	167,691,706	101,909,091

Total current liabilities	167,691,706	101,909,091

Non-current liabilities
Trade accounts payable (Note 4.f.)	246,231	835,292
Taxes payable (Note 4.i.)	51,312,237	42,770,882
Loans (Note 4.g.)	24,744,000	98,096,955
Other debts (Note 4.j.)	347,549	434,309
Provisions (Schedule E)	1,747,606	183,893

Total Non-current liabilities	78,397,623	142,321,331

Total Liabilities	246,089,329	244,230,422

Minority interest	836,872	559,871

SHAREHOLDERS’ EQUITY	824,954,215	625,865,591

Total Liabilities and Shareholders’ Equity	1,071,880,416	870,655,884

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain
President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Income

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

	June 30, 2007	June 30, 2006
	(Notes 1, 2 and 3) Pesos	(Notes 1, 2 and 3) Pesos
Production:
Crops	72,426,012	37,005,907
Beef cattle	19,462,410	20,452,655
Milk	10,911,397	7,892,462

Total production	102,799,819	65,351,024

Cost of production (Schedule F.2):
Crops	(52,401,684)	(35,799,706)
Beef cattle	(15,050,438)	(18,780,372)
Milk	(8,476,391)	(5,845,360)

Total cost of production	(75,928,513)	(60,425,438)

Production profit	26,871,306	4,925,586

Sales:
Crops	53,401,376	61,659,566
Beef cattle	31,966,582	33,713,479
Milk	9,730,929	7,892,462
Feed Lot	3,102,229	2,721,377
Others	12,116,372	6,353,777

Total Sales	110,317,488	112,340,661

Cost of sales (Schedule F.1):
Crops	(50,434,966)	(53,286,035)
Beef cattle	(30,272,710)	(32,993,523)
Milk	(9,730,929)	(7,892,462)
Feed Lot	(2,823,865)	(2,318,102)
Others	(5,870,058)	(2,093,332)

Total cost of sales	(99,132,528)	(98,583,454)

Sales profit	11,184,960	13,757,207

Gross profit	38,056,266	18,682,793

Selling expenses (Schedule H)	(9,971,891)	(10,151,452)
Administrative expenses (Schedule H)	(16,628,088)	(11,560,307)
Net gain on sale of farms	22,255,710	9,897,186
Holding gain – Beef cattle (Schedules F.1 and F.2) (1)	5,102,943	2,847,711
Holding gain – Crops (Schedules F.1 and F.2) (1)	(805,910)	1,391,209

Operating (loss) income	38,009,030	11,107,140

Financial gain (loss)
Generated by assets:
Exchange differences and discounts	(1,151,529)	11,510,779
Interest income	1,833,687	490,288
Doubtful Accounts	—	(43,616)
Tax on banking debits and credits	(1,901,855)	(2,177,198)
Holding gain	3,991	—
Holding gain and result of transactions on securities investment	1,070,221	—
Gain on sale of Convertible Notes	—	14,872,000
Interest on bons	2,959,795	7,123,844
Others	68,666	2,083,587

	2,882,976	33,859,684

Generated by liabilities:
Reference stabilization index (CER)	1,551	(22,776)
Interest loss	148,239	37,400
Financial expenses:
Interest on Convertible Notes (Note 7)	(2,718,240)	(8,330,855)
Interest on loans	(9,980,808)	(2,015,792)
Others	(996,160)	(1,850,902)
Exchange differences and discounts	204,448	(9,302,801)

	(13,340,970)	(21,485,726)

Other income and expenses, net
Gains from other fixed assets sales	7,542	116,650
Donations	—	(1,600,000)
Others	(1,829,527)	(86,304)
Shareholders’ personal assets tax and miscellaneous	(2,428,815)	(1,797,940)

	(4,250,800)	(3,367,594)

Income from related companies	40,198,825	22,140,997
Management fee	(5,484,697)	(3,836,470)

Net Income before income tax and minority interest	58,014,364	38,418,031

Income tax expense	(8,375,095)	(5,431,831)
Minority interest	(277,000)	(102,924)

Net income for the year	49,362,269	32,883,276

The accompanying notes and schedules are an integral part of the consolidated financial statements

(1)	As of 30 June, 2007 the difference between Scredule F1 and F2 of $ 74,563 is due to the effect of Cactus consolidation reversion as of December 31, 2006

Eduardo S. Elsztain
President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flows

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

	June 30, 2007	June 30, 2006
	(Notes 1, 2 and 3) Pesos	(Notes 1, 2 and 3) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	27,377,050	67,462,486
Cash and cash equivalents at the end of the year (1)	86,183,136	27,377,050

Net increase (decrease) in cash and cash equivalents	58,806,086	(40,085,436)
Causes of changes in cash and cash equivalents
Operating activities
Income for the year	49,362,269	32,883,276
Accrued interest during the year	12,699,048	10,292,047
Income tax	8,375,095	5,431,831
Adjustments made to reach net cash flow from operating activities
Income from interest in related companies	(40,198,825)	(22,140,997)
Minority interest	277,000	102,924
Increase in allowances, provisions and accruals	9,053,039	10,940,250
Amortization and depreciation	4,459,067	5,112,088
Holding gain- Inventory	(4,371,596)	(4,238,920)
Financial results	(2,363,592)	(6,663,008)
Gain from sales of permanent investments	—	(14,872,000)
Gain from sale of fixed assets	(22,263,252)	(10,013,836)
Changes in operating assets and liabilities
Decrease in current investments	6,162,768	7,262,688
Increase in trade accounts receivable	(28,541,205)	(1,339,921)
Increase in other receivables	(24,206,407)	(27,029,018)
Increase (Decrease) in inventories	(28,274,045)	11,331,834
Increase (Decrease) in social security payables, taxes payable and advances from customers	5,581,373	(18,293,933)
Decrease in trade accounts payable	(2,873,413)	(4,833,940)
Dividends collected	1,352,941	1,108,923
Increase in non-current investments	(89,987)	—
(Decrease) Increase in other debts	(281,072)	3,489,671

Cash flows applied to operating activities	(56,140,794)	(21,470,041)

Investment activities
Increase in interest in related companies	(726,804)	(64,608,293)
Acquisition and upgrading of fixed assets	(29,326,622)	(55,770,620)
Collection of receivables from sale of fixed assets	3,850,808	5,736,964
Sale of fixed assets	25,335,741	5,634,000
Additions in intangible assets	—	(1,857,985)

Cash flows applied to investment activities	(866,877)	(110,865,934)

Financing activities
Capital contributions from minority shareholders	—	180,000
Exercise of Warrants	84,175,558	53,587,195
Dividends paid	(5,500,000)	(10,000,000)
Increase in financial loans	84,508,257	83,957,134
Decrease in financial loans	(45,139,498)	(18,959,790)
Decrease in other liabilities	(2,230,560)	(16,514,000)

Cash flows provided by financing activities	115,813,757	92,250,539

Net increase (decrease) in cash and cash equivalents	58,806,086	(40,085,436)

(1)	The difference with the cash and cash equivalents at the end of the year is due to the effect of Cactus consolidation reversion since December 31, 2006 ($ 939,275). Please see Note 1.

(2)	See reference (1) at Consolidated Statement of Income.

Eduardo S. Elsztain
President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	1,460,459	779,347
Increase in other receivables by sale of fixed assets	3,646,002	8,572,080
Increase in fixed assets by increase in other liabilities	3,714,000	7,160,617
Decrease in other liabilities by decrease in fixed assets	—	(2,055,200)
Repayment of financial loans through issue of stock by exercise of conversion right	69,659,906	45,108,945
Increase in interest in related companies by a decrease in non-current investments	—	66,338,239
Increase in intangible assets by a decrease in non-current investments	—	21,723,661

Complementary information
Interest paid	9,200,569	10,336,890
Income tax expense paid	1,738,045	33,317,971

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain
President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Notes to the Consolidated Financial Statements

Corresponding to the fiscal years beginning on July 1, 2006 and 2005 and ended on June 30, 2007 and 2006

NOTE 1: BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of the unifying accounting standards aproved by the Comisión Nacional de Valores (C.N.V.), which require that consolidated Financial Statements be presented as established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), the Balance Sheet as of June 30, 2007 and 2006 and the Statements of Income and the Statements of Cash Flows were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares (see Note 1.b to the basic financial statements).

Since December 31, 2006, Cresud S.A. has stopped the application of the proportional consolidation method with Cactus Argentina S.A. (Cactus), due to the reduction of the interest in Cactus from 50% to 24% (please see note 12.c of the basic financial statements).

The financial statements of the subsidiary companies Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A. and Agropecuaria Cervera S.A. as of June 30, 2007 and 2006 have been used in order to determine the investment at its equity value and line by line consolidation.

For purposes of comparability, certain reclassifications have been made on the information as of June 30, 2006.

These Financial Statements and the corresponding notes and schedules are presented in Argentine Pesos.

NOTE 2: CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	CRESUD PERCENTAGE OF VOTING SHARES OWNED	CONSOLIDATED PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99	99.99
Futuros y Opciones.Com S.A.	70.00	70.00
Agropecuaria Cervera S.A.	90.00	99.99	(*)

(*)	Includes Interests in Participations of Inversiones Ganaderas S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2.a of the basic financial statements.

As a result of the acquisition of Agropecuaria Cervera S.A. (ACER), as of June 30, 2007 the Company recorded in fixed assets the amount of Ps. 4,320,000 as tree plantations and Ps. 23,581,646 as right of concession (Schedule B) under the premise that only individual identifiable assets were acquired and not a whole business.

High relevant valuation and disclosure criteria applied in preparing the financial statements of Agropecuaria Cervera S.A. (ACER) and not explained in the valuation criteria note of the holding company are as follows:

Valuation criteria - fixed assets

The tree plantations included in the caption have been valued at replacement cost in accordance with the Tree Plantation Increase Report made on December 2003 by a forestry expert at the request of ACER previous shareholders.

ACER former board of directors based on such report as well as on own estimates accepted the value of Ps. 4,320,000 and recorded an equal amount in retained earnings in shareholders equity.

The current ACER management has reclassified such asset as Fixed Asset on the basis of its destination of use.

Other considerations – concessions granted

Among other goods and rights ACER has the concession planning an execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under resolution No. 190/99 and bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ACER.

Among other obligations ACER has to invest Ps. 16 million in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism, and has to pay an annual US$ 60,000 cannon to the province of Salta to be paid as from the 20th year as from the commencement of the concession.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: Details of consolidated balance sheet and consolidated statement of income accounts

a. Cash and banks

	June 30, 2007 Pesos	June 30, 2006 Pesos
Cash	75,085	55,495
Foreign currency (Schedule G)	4,137	92,744
Local currency checking account	7,258,440	1,689,103
Foreign currency checking account (Schedule G)	39,189,438	23,770,872
Local currency saving account	49,708	106,504
Foreign currency saving account (Schedule G)	4,360	6,367
Checks to be deposited	349,476	276,276

	46,930,644	25,997,361

b. Investments and Goodwill

	June 30, 2007 Pesos	June 30, 2006 Pesos
Investment
Investment (Schedules C and G)	39,841,438	6,223,788

	39,841,438	6,223,788

Investment
Investment from related companies (Notes 12 and 15 and Schedule C)	503,860,500	468,371,269

	503,860,500	468,371,269

Other investments
Other investments (Schedules C and G)	37,468,260	37,052,716

	37,468,260	37,052,716

Goodwill
Goodwill (Schedule C)	(67,306,386)	(76,825,838)

	(67,306,386)	(76,825,838)

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

c. Trade accounts receivable

	June 30, 2007 Pesos	June 30, 2006 Pesos
Current
Accounts receivable in local currency	36,594,225	11,401,950
Less:
Allowance for doubtful accounts (Schedule E)	(372,359)	(374,830)
Accounts receivable in foreign currency (Schedule G)	638,020	44,982
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	1,069.777	12,515
Alto City.Com S.A.	933	—

	37,930,596	11,084,617

d. Other receivables

	June 30, 2007 Pesos	June 30, 2006 Pesos
Current
Prepaid leases	6,434,233	8,836,242
Income tax prepayments and tax credit (net of accrual for income tax)	10,276,688	3,880,156
Guarantee deposits and premiums (Schedule G)	2,805,415	1,447,771
Secured by mortgage (Schedule G)	6,995,220	3,497,490
Prepaid expenses	193,568	338,368
Gross sales tax credit	14,086	4,539
Other tax credit	249,905	—
Tax prepayments (net of accrual)	7,083,007	3,545,790
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	4,266,771	191,651
IRSA Inversiones y Representaciones S.A. (Schedule G)	106,903	—
Agro-Uranga S.A.	511,221	39,993
BrasilAgro – Companhia Brasileira de Propiedaes Agrícolas	30,537	559,088
Credits to employees	225,994	85,980
Directors	735	—
Others	417,587	317,895

	39,611,870	22,744,963

Non-current
Prepaid leases	179	13,924
Income tax prepayments and others	19,966,998	24,351,881
Secured by mortgage (Schedule G)	13,097,871	8,265,284
Tax on minimum presumed income	7,750,517	2,422,271
Valued Added Tax credit	1,636,291	—
Deferred tax	538,473	93,791
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	4,100	8,353
Alto Palermo S.A. (Schedule G)	178,341	584,704
IRSA Inversiones y Representaciones S.A. (Schedule G)	41,117	150,353
Others (Schedule G)	22,673	114,731

	43,236,560	36,005,292

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

e. Inventories

	June 30, 2007 Pesos	June 30, 2006 Pesos
Current
Beef cattle	11,130,777	10,957,079
Crops	30,866,271	10,550,495
Unharvested crops	2,673,752	1,662,592
Seeds and fodder	2,250,776	770,647
Materials and others	5,538,713	4,642,675
Advances to suppliers	—	348,647

	52,460,289	28,932,135

Non-Current
Beef cattle	68,345,438	62,712,423

	68,345,438	62,712,423

f. Trade accounts payable

	June 30, 2007 Pesos	June 30, 2006 Pesos
Current
Suppliers in local currency	1,021,578	7,346,542
Suppliers in foreign currency (Schedule G) (1)	13,233,514	10,980,242
Interest to be accrued (Schedule G) (2)	—	(112,863)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolivar S.A.	40,508	42,092
Alto City.Com S.A.	—	298
Alto Palermo S.A.	1,075,643	35,620
IRSA Inversiones y Representaciones S.A.	124,752	34,127
Cactus Argentina S.A.	669,346	481,353
Estudio Zang, Bergel & Viñes	328,551	73,851
Fundación IRSA	1,800,000	2,200,000
Accrual for other expenses (Schedule G)	11,478,248	5,311,539
Accrual for harvest expenses	1,163,711	45,727

	30,935,851	26,438,528

Non-Current
Accrual for other expenses (Schedule G)	246,231	835,292

	246,231	835,292

(1)	As of December 31, 2006 includes US$ 1,449,726 from the acquisition of farm “San Pedro” corresponding to suppliers in foreign currency secured by mortgage. Please see note 11 to the basic financial statements.
(2)	Corresponds to the liability above mentioned.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

g. Loans

	June 30, 2007 Pesos	June 30, 2006 Pesos
Current
Local financial loans (Note 17)	114,005,729	65,605,326
Convertible Notes 2007 Interest payable (Schedule G)	85,460	332,179
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	—	482,985
Directors	3,148	1,083
Convertible Notes 2007 expenses	(12,742)	—
Convertible Notes 2007 (Schedule G)	8,563,979	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	104,160	—

	122,749,734	66,421,573

Non-Current
Foreign financial loans (Notes 17 and 19)	24,744,000	20,367,600
Convertible Notes 2007 third parties (Schedule G)	—	31,804,384
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	—	46,243,210
Directors	—	103,690
Convertible Notes 2007 expenses	—	(421,929)

	24,744,000	98,096,955

h. Salaries and social security payable

	June 30, 2007 Pesos	June 30, 2006 Pesos
Current
Accrual for vacation and statutory annual bonus	3,775,108	1,905,899
Social security taxes payable	88,647	282,999
Salaries payable	277	64,237
Health care payable	32,694	22,689
Others	322,394	17,306

	4,219,120	2,293,130

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

i. Taxes payable

	June 30, 2007 Pesos	June 30, 2006 Pesos
Current
Accrual for income tax	—	126,641
Tax on minimum presumed income	5,503,470	2,377,347
Value added tax	219,776	15,595
Property tax payable	230,361	232,192
Taxes withheld Income tax	518,641	274,592
Gross sales tax payable	193,103	35,322
Taxes withheld-Gross sales tax payable	937	2,215
Taxes withheld-Value added tax payable	20,270	247,925
Others	12,486	2,007

	6,699,044	3,313,836

Non-current
Deferred income tax	51,312,237	42,770,882

	51,312,237	42,770,882

j. Other debts

	June 30, 2007 Pesos	June 30, 2006 Pesos
Current
Management fees accrual	2,817,997	3,073,949
Loan to FYO minority shareholders	134,196	134,196
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	81,600	46,800
Cactus Feeders Inc.	—	272
Others	54,164	186,807

	3,087,957	3,442,024

Non-current
Other income to be accrued	347,549	433,309
Guarantee deposit	—	1,000

	347,549	434,309

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:

a) Assets based on their estimated collection term (in Pesos)

Based on their estimated collection term	Current and non-current Investment		Trade accounts receivable		Other receivables
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
3rd quarter 2006/2005 financial period	—	—	—	—	—	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—
1st quarter 2007/2006 financial period	—	—	—	11,084,617	—	6,144,831
2nd quarter 2007/2006 financial period	—	386,779	—	—	—	591,375
3rd quarter 2007/2006 financial period	—	—	—	—	—	5,072,356
4th quarter 2007/2006 financial period	—	—	—	—	—	479,592
1st quarter 2008/2007 financial period	—	—	37,930,596	—	17,675,316	2,179,021
2nd quarter 2008/2007 financial period	379,408	37,031,999	—	—	3,822,775	5,712
3rd quarter 2008/2007 financial period	—		—	—	1,422,981	433,663
4th quarter 2008/2007 financial period	—	—	—	—	4,703,416	5,713
1st quarter 2009/2008 financial period	—	—	—	—	2,178,303	2,173,309
4th quarter 2009/2008 financial period	—	—	—	—	3,710,415	—
1st quarter 2010/2009 financial period	—	—	—	—	1,749,369	1,745,358
4th quarter 2010/2009 financial period	—	—	—	—	3,710,415	—
1st quarter 2011/2010 financial period	—	—	—	—	1,749,369	1,745,357
Overdue	—	—	—	—	—	—
With no stated current term	39,462,030	5,837,009	—	—	11,987,382	10,456,809
With no stated non-current term	37,468,260	20,717	—	—	30,138,689	27,717,159

Total	77,309,698	43,276,504	37,930,596	11,084,617	82,848,430	58,750,255

b) Assets classified according to their interest rate (in Pesos)

Interest rate that they accrue	Current and non-current Investment		Trade accounts receivable		Other receivables
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
At fixed interest rate	37,116,000	37,031,999	—	—	23,995,134	11,237,071
At variable interest rate	39,462,030	5,837,009	—	—	—	4,049,594
Non-interest bearing	731,668	407,496	37,930,596	11,084,617	58,853,296	43,463,590

Total	77,309,698	43,276,504	37,930,596	11,084,617	82,848,430	58,750,255

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5 (Continued):

a) Liabilities based on their estimated payment term (in Pesos)

Based on their estimated payment term	Trade accounts payable		Loans		Salaries and social security payable		Taxes payable		Other debts		Provisions
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
3rd quarter 2006/2005	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006	—	26,411,544	—	13,935,806	—	1,965,120	—	831,206	—	120,996	—	—
2nd quarter 2007/2006	—	—	—	816,247	—	231,052	—	2,476,625	—	105,360	—	—
3rd quarter 2007/2006	—	—	—	—	—	96,958	—	6,005	—	7,523	—	—
4th quarter 2007/2006	—	—	—	—	—	—	—	—	—	3,073,949	—	—
1st quarter 2008/2007	30,935,851	—	15,298,547	—	3,502,650	—	6,590,222	—	2,913,138	—	—	—
2nd quarter 2008/2007	—	—	10,618,597	77,729,355	716,470	—	108,822	—	13,541	—	—	—
3rd quarter 2008/2007	—	—	—	—	—	—	—	—	13,541	—	—	—
4th quarter 2008/2007	—	—	—	—	—	—	—	—	13,541	—	—	—
1st quarter 2009/2008	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2009/2008	—	—	24,744,000	20,367,600	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	—	—	—
With no stated current term	—	26,984	96,832,590	51,669,520	—	—	—	—	134,196	134,196	—	—
With no stated non-current term	246,231	835,292	—	—	—	—	51,312,237	42,770,882	347,549	434,309	1,747,606	183,893

Total	31,182,082	27,273,820	147,493,734	164,518,528	4,219,120	2,293,130	58,011,281	46,084,718	3,435,506	3,876,333	1,747,606	183,893

b) Liabilities classified according to their interest rate (in Pesos)

Interest in rate that they accrue	Trade accounts payable		Loans		Salaries and social security payable		Taxes payable		Other debts		Provisions
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
At fixed interest rate	4,484,003	6,720,357	147,405,126	164,124,210	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	13,541	3,792,015	—	—
Non-interest bearing	26,698,079	20,553,463	88,608	394,318	4,219,120	2,293,130	58,011,281	46,084,718	3,421,965	84,318	1,747,606	183,893

Total	31,182,082	27,273,820	147,493,734	164,518,528	4,219,120	2,293,130	58,011,081	46,084,718	3,435,506	3,876,333	1,747,606	183,893

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 6: EARNINGS PER SHARE

Following is conciliation between the average appraised ordinary stock in circulation and the average appraised diluted ordinary stock. The last one has been determined considering the possibility that the bearers of convertible notes into company's ordinary stock for up to an amount of US$ 50,000,000 mentioned in Note 14 to the basic financial statements, exercise their right to convert into stock the titles they bear.

	June 30, 2007	June 30, 2006
Average appraised stock in circulation	247,149,373	170,681,455
Average appraised diluted ordinary stock	321,214,392	321,214,392

	June 30, 2007	June 30, 2006
Earnings for the calculation of basic earnings per share	49,362,269	32,883,276
Exchange differences	158,117	7,412,011
Financing expenses	2,718,240	8,276,255
Income tax	(938,914)	(5,121,040)
Management fees	(193,744)	(1,056,723)
Earnings for the calculation of diluted earnings per share	51,105,968	42,393,779

	June 30, 2007	June 30, 2006
BASIC Earnings per share
Earnings	49,362,269	32,883,276
Number of shares	247,149,373	170,681,455
Earnings per share	0.20	0.19

	June 30, 2007	June 30, 2006
DILUTED Earnings per share
Earnings	51,105,968	42,393,779
Number of shares	321,214,392	321,214,392
Earnings per share	0.16	0.13

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 7: SEGMENT INFORMATION

As of June 30, 2007:

Description	Crops Pesos	Beef Cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Without specific allocation Pesos	Total Pesos
Sales	53,401,376	31,966,582	9,730,929	3,102,229	12,116,372	—	110,317,488
Assets	207,607,195	165,295,847	28,954,741	11,166,028	1,736,875	(1)657,119,730	1,071,880,416
Liabilities	15,911,263	2,439,721	443,595	669,346	406,668	226,218,736	246,089,329
Fixed asset additions (transfers)	2,543,996	10,247,021	3,475,081	—	577,604	17,639,805	34,483,507
Depreciation of fixed assets	2,032,714	1,198,203	431,035	—	164,730	506,440	4,333,122
Income from related parties	2,871,332	18,781	356,830	(349,055)	—	37,300,937	40,198,825
__________
(1) Includes invetsment in BrasilAgro and IRSA. Please see Schedule B.

As of June 30, 2006:
Description	Crops (pesos)	Beef Cattle (pesos)	Milk (pesos)	Feed Lot (pesos)	Others (pesos)	Without specific allocation (pesos)	Total (pesos)
Sales	61,659,566	33,713,479	7,892,462	2,721,377	6,353,777	—	112,340,661
Assets	133,840,099	147,615,752	20,382,880	3,641,461	(72,921,876)	(2)638,097,568	870,655,884
Liabilities	7,492,769	970,703	23,713	1,706,040	1,608,918	232,428,279	244,230,422
Fixed asset additions	11,098,715	12,028,455	1,582,343	72,214	133,604	43,942,769	68,858,100
Depreciation of fixed assets	2,071,636	1,385,720	540,989	304,637	78,714	730,392	5,112,088
Income from related parties	1,023,191	8,382	197,692	—	—	20,911,732	22,140,997
__________
(2) Includes invetsment in BrasilAgro and IRSA. Please see Schedule B.

NOTE 8: “EXAGRIND S.A. – ESTANCIA SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES” LAWSUIT

Exagrind S.A. has filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) on claims for damages and losses produced by a fire in Estancia San Rafael, which is close to Tali Sumaj, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,914,600 at the date the claim was filed.

In turn, IGSA filed an extraordinary appeal with the High Court of the Province of Catamarca, requesting to be given the remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of IGSA is awaiting the decision of the High Court of the Province of Catamarca.

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets. This measure was lifted in June 2007 and a real estate on attachment has been accepted in replacement.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 9: RESTRICTED ASSETS

In agreement with Note 8 to the consolidated financial statements, on June 4, 2007a pre-judgement attachment was seized on the “Tali Sumaj” land owned by IGSA in substitution for a more burdensome measure that had been previously ordered.

NOTE 10: ACQUISITIONS AND SALES OF FARMS

On August 28, 2006, IGSA signed a preliminary sale contract of 1,800 hectares of the establishment called “El Recreo” of its property, in the amount of US$ 0.3 million. As advance payment the Company has received US$ 0.05 million. This sale has not been shown in the Financial Statement as the property of the land has not yet been transferred.

Likewise, on January 19, 2007 IGSA entered into a preliminary sales contract for 50 hectares of “El Recreo” establishment owned both by IGSA and Arcor Sociedad Anónima Industrial y Comercial in the amount of Ps. 0.4 million having such amount been fully paid to the Company. This sale has been recognized as the possession of the plot of land was effected at the time of signing the preliminary sales contract.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Fixed Assets

Corresponding to the fiscal year beginning on July 1, 2006 and 2005 and ended on June 30, 2007 and 2006

(Notes 1, 2, and 3)

Schedule A

	Value at the beginning of the year Pesos		Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of the year Pesos		Depreciation						Net carrying value as of June 30, 2007 Pesos	Net carrying value as of June 30, 2006 Pesos
Principal Account							Rate %	Accumulated at the beginning of the year Pesos	Decrease of the year Pesos	Current year Pesos		Accumulated at the end of the year Pesos
Real estate		155,053,376	16,331,751	5,679,787		165,705,340	—	—	—		—	—	165,705,340	155,053,376
Wire fences		4,780,673	2,743,196	483,950		7,039,919	3	1,236,208	119,205		165,466	1,282,469	5,757,450	3,544,465
Watering troughs		3,930,660	1,222,260	168,672		4,984,248	5	1,175,796	31,642		180,287	1,324,441	3,659,807	2,754,864
Alfalfa fields and meadows		3,297,931	412,819	—		3,710,750	12-25-50	1,506,332	—		476,443	1,982,775	1,727,975	1,791,599
Buildings and constructions		29,779,631	1,266,614	232,617		30,813,628	2	2,486,149	54,443		597,168	3,028,874	27,784,754	27,293,482
Machinery		10,594,431	709,243	16,591		11,287,083	10	7,025,548	16,591		743,941	7,752,898	3,534,185	3,568,883
Vehicles		2,309,795	342,446	220,118		2,432,123	20	1,194,039	165,292		351,526	1,380,273	1,051,850	1,115,756
Tools		197,916	12,505	—		210,421	10	152,253	—		9,989	162,242	48,179	45,663
Furniture and equipment		1,213,670	41,073	14,628		1,240,115	10	829,699	9,647		93,776	913,828	326,287	383,971
Corral and leading lanes		868,155	146,938	70,673		944,420	3	158,319	11,704		28,681	175,296	769,124	709,836
Roads		2,200,904	280,560	295,640		2,185,824	10	894,000	249,322		171,995	816,673	1,369,151	1,306,904
Facilities		12,615,362	1,193,525	63,239		13,745,648	10-20-33	5,823,780	44,900		986,899	6,765,779	6,979,869	6,791,582
Computer equipment		1,453,980	1,101,326	4,198		2,551,108	20	1,007,257	12,152		449,276	1,444,381	1,106,727	446,723
Silo plants		1,096,519	180,897	—		1,277,416	5	406,464	—		57,910	464,374	813,042	690,055
Feed Lot		—	—	—		—	—	—	—		—	—	—	2,287,845
Constructions in progress		8,841,634	16,155,978	16,251,602		8,746,010	—	—	—		—	—	8,746,010	8,841,633
Advances to suppliers		204,572	91,195	—		295,767	—	—	—		—	—	295,767	204,572
Forest Products- Posts		70,383	62,311	23,537		109,157	—	—	—		—	—	109,157	70,384
Forest Products raw materials		4,320,000	—	—		4,320,000	—	—	—		—	—	4,320,000	4,320,000
Improvements in third parties buildings		3,553,919	8,280,733	—		11,834,652	—	—	—		19,765	19,765	11,814,887	3,553,919

Total as of June 30, 2007	(1)	246,383,511	50,575,370	23,525,252		273,433,629		23,895,844	714,898	(2)	4,333,122	27,514,068	245,919,561

Total as of June 30, 2006		188,561,525	84,736,740	22,993,849	(1)	250,304,416		22,063,929	1,647,113		5,112,088	25,528,904		224,775,512

(1)	The difference is generated by the effect of Cactus consolidation reversion as of December 31, 2006. Please see Note 1.
(2)	The difference between current depreciation and the amount shown in Schedule H (Ps. 125,945) is generated by the effect of Cactus consolidation reversion as of December 31, 2006. Please see Note 1.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Intangible Assets

Corresponding to the fiscal years beginning as from July 1, 2006 and 2005 and ended on June 30, 2007 and 2006

(Notes 1, 2, and 3)

Schedule B

	Value at the beginning of the year Pesos	Additions of the year Pesos	Value at the end of the year Pesos	Amortization				Net carrying value as of June 30, 2007 Pesos	Net Carrying value as of June 30, 2006 Pesos
				Accumulated at the beginning of the year Pesos	Current year		Accumulated at the end of the year Pesos
Principal Account					Rate %	Current year Pesos
Concessions received	23,581,646	—	23,581,646	—		—	—	23,581,646	23,581,646
Development expenditures	1,410,368	—	1,410,368	1,410,368	33.33	—	1,410,368	—	—
Organization expenses	448,818	—	448,818	448,818		—	448,818	—	—
Brands and patents	18,938	—	18,938	18,938		—	18,938	—	—

Total as of June 30, 2007	25,459,770	—	25,459,770	1,878,124		—	1,878,124	23,581,646

Total as of June 30, 2006	1,878,124	23,581,646	25,459,770	1,878,124		—	1,878,124		23,581,646

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

Corresponding to the fiscal years beginning as from July 1, 2006 and 2005 and ended on June 30, 2007 and 2006

(Notes 1, 2, and 3)

Schedule C

Type and characteristics of the securities	Amount	Value as of June 30, 2007 Pesos	Value as of June 30, 2006 Pesos	Market Value Pesos	INFORMATION ON THE ISSUER
					Principal activity	Latest financial statements
						Capital Pesos	Income for the period Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
Bony Hamilton Fund in Dollars	12,429,289	37,946,618	54,906	3.053000
Banco Río Special Fund in Pesos		366,599	898,081
BankBoston 1784 Fund		—	246,404

		38,313,217	1,199,391

Bonds and Convertible Notes
Subsidiaries, related companies Law No. 19,550 Section 33, related parties, Interest on IRSA Convertible Notes 2007 (US$):
IRSA Inversiones y Representaciones S.A.		379,408	386,779
Convertible Notes 2007 - IRSA (US$):
Global 2010 Bonds	110,000	120,899	92,510	1.099082
Bocon Pro	157,647	630	630	0.003996
Nobacs		—	3,030,000
Mortgage Bonds	1,022,183	1,027,284	1,334,180	1.004990

		1,528,221	4,844,099

Deposits in foreign banks in Dollars		—	180,298

		—	180,298

Total current investments		39,841,438	6,223,788

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

Corresponding to the fiscal years beginning as from July 1, 2006 and 2005 and ended on June 30, 2007 and 2006

(Notes 1, 2, and 3)

Schedule C (Cont.)

Type and characteristics of the securities	Amount	Value as of June 30, 2007 Pesos	Value as of June 30, 2006 Pesos	Market Value Pesos	INFORMATION ON THE ISSUER
					Principal activity	Latest financial statements
						Capital Pesos	Income for the period Pesos	Shareholders’ Equity Pesos
Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Agro-Uranga S.A.				Unlisted	Agriculture	2,500,000	9,089,282	19,303,634
Shares	893,069	6,895,791	5,465,153
Contribution on account of future subscriptions of shares		—	7,865
Higher property value		11,179,150	11,179,150

		18,074,941	16,652,168

CACTUS ARGENTINA S.A.
Shares				Unlisted	Explotation and Administration of Agriculture and beef products	18,071,563	(1,285,051)	24,272,417
Contribution on account of future subscriptions of shares	4,337,151	5,825,380	—

		5,825,380	—

IRSA Inversiones y Representaciones S.A.
Shares (Note 14)	116,305,767	411,903,577	396,839,494		Real Estate	464,969,156	106,419,595	1,646,035,191

		411,903,577	396,839,494

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas

Shares	43,205	68,056,602	54,879,607		Agriculture and Real Estate	875,381,000	57,523,000	920,233,000

		68,056,602	54,879,607

		503,860,500	468,371,269

Other Investments
IRSA Convertible Notes 2007 (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	12,000,000	37,116,000	37,031,999
Coprolán		20,717	20,717	Unlisted
Exportaciones Agroindustriales Argentinas S.A.		241,556	—
Mercado a Termino de Buenos Aires		89,987	—

		37,468,260	37,052,716

Goodwill
IRSA Inversiones y Representaciones S.A. negative goodwill		(67,306,386)	(76,825,838)
Agropecuaria Cervera S.A. goodwill		—	—

		(67,306,386)	(76,825,838)

Total non-current investments		474,022,374	428,598,147

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Allowances and Provisions

Corresponding to the fiscal years beginning as from July 1, 2006 and 2005 and ended on June 30, 2007 and 2006

(Notes 1, 2, and 3)

Schedule E

Item	Balances at the beginning of the year Pesos	Increases (1) Pesos	Decreases (1) Pesos	Applications Pesos	Value as of June 30, 2007 Pesos	Value as of June 30, 2006 Pesos
Deducted from assets
Allowance for doubtful accounts	374,830	—	—	(2,471)	372,359	374,830
Included in liabilities
Non-current law contingencies for pending lawsuits	69,343	1,702,390	(24,127)	—	1,747,606	183,893

Total as of June 30, 2007	(2)444,173	1,702,390	(24,127)	(2,471)	2,119,965

Total as of June 30, 2006	490,542	148,311	(25,000)	(55,130)		(2)558,723

(1)	Included in Other Income and Expenses.
(2)	The difference is generated by the effect of Cactus consolidation reversion as of December 31, 2006. Please see Note 1.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of Sales

Corresponding to the fiscal years beginning as from July 1, 2006 and 2005 and ended on June 30, 2007 and 2006

(Notes 1, 2, and 3)

Schedule F.1

	Crops		Beef cattle		Milk		Feed Lot		Others		Total
	June 30, 2007 Pesos	June 30, 2006 Pesos	June 30, 2007 Pesos	June 30, 2006 Pesos	June 30, 2007 Pesos	June 30, 2006 Pesos	June 30, 2007 Pesos	June 30, 2006 Pesos	June 30, 2007 Pesos	June 30, 2006 Pesos	June 30, 2007 Pesos		June 30, 2006 Pesos
Inventories al the beginning of the year
Beef cattle	—	—	64,236,404	61,552,248	—	—	—	—	—	—	64,236,404		61,552,248
Crops	10,550,495	24,930,778	—	—	—	—	—	—	—	—	10,550,495		24,930,778
Seeds and fodder	478,313	128,575	—	—	—	—	—	—	—	—	478,313		128,575
Materials and others	—	—	—	—	—	—	150,085	155,791	229,910	623,879	379,995		779,670

	11,028,808	25,059,353	64,236,404	61,552,248	—	—	150,085	155,791	229,910	623,879		75,645,207		87,391,271
Holding gain – Beef Cattle	—	—	4,195,377	2,979,122	—	—	62,083	13,530	—	—		4,257,460		2,992,652
Holding gain – Crops	(2,054,881)	1,391,209	—	—	—	—	—	—	44,627	—		(2,010,254)		1,391,209
Production	71,655,119	37,005,907	19,462,410	20,452,655	9,730,929	7,892,462	—	—	—	74,167		100,848,458		65,425,191
(Gain) loss on commodities market	3,084,763	348,119	—	—	—	—	39,550	(11,003)	(3,569)	—		3,120,744		337,116
Transfer of inventories to expenses	—	—	—	—	—	—	(964,412)	(1,094,957)	—	(499,849)		(964,412)		(1,594,806)
Transfers to fixed assets and inventories	—	—	—	—	—	—	—	—	(122,253)	(229,139)		(122,253)		(229,139)
Transfer of unharvested crops to expenses	(3,354,010)	(5,740,840)	(87,114)	(32,040)	—	—	—	—	(1,500,000)	(97,908)		(4,941,124)		(5,870,788)
Recovery of inventories	—	—	—	395,903	—	—	—	—	—	—		—		395,903
Purchases	1,301,600	6,251,095	12,707,065	11,882,039	—	—	3.048,993	2,544,185	4,237,133	813,212		21,294,791		21,490,531
Operating expenses (Schedule H)	—	—	—	—	—	—	577,038	860,641	4,215,686	1,638,880		4,792,724		2,499,521
Less:
Inventories at the end of the year
Beef cattle	—	—	(68,306,891)	(64,236,404)	—	—	—	—	—	—	(68,306,891)		(64,236,404)
Crops	(30,866,271)	(10,550,495)	—	—	—	—	—	—	—	—	(30,866,271)		(10,550,495)
Effect of Catus consolidation reversion	—	—	(1,934,541)	—	—	—	(89,472)	—	—	—	(2,024,013)		—
Seeds and fodder	(360,162)	(478,313)	—	—	—	—	—	—	—	—	(360,162)		(478,313)
Materials and others	—	—	—	—	—	—	—	(150,085)	(1,231,476)	(229,910)	(1,231,476)	(102,788,813)	(379,995)	(75,645,207)

Cost of Sales	50,434,966	53,286,035	30,272,710	32,993,523	9,730,929	7,892,462	2,823,865	2,318,102	5,870,058	2,093,332		99,132,528		98,583,454

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of Production

Corresponding to the fiscal years beginning as from July 1, 2006 and 2005 and ended on June 30, 2007 and 2006

(Notes 1, 2, and 3)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	June 30, 2007 Pesos	June 30, 2006 Pesos	June 30, 2007 Pesos	June 30, 2006 Pesos	June 30, 2007 Pesos	June 30, 2006 Pesos	June 30, 2007 Pesos		June 30, 2006 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	43,467	—	9,389,631	6,823,744	9,433,098		6,823,744
Unharvested crops	1,662,592	826,336	—	—	—	—	1,662,592		826,336
Seeds and fodder	—	—	168,766	172,941	123,568	17,653	292,334		190,594
Materials and others	4,142,815	3,768,385	—	4,358	119,865	65,430	4,262,680		3,838,173

	5,805,407	4,594,721	212,233	177,299	9,633,064	6,906,827		15,650,704		11,678,847
Holding gain (loss)	—	—	—	—	845,483	(144,941)		845,483		(144,941)
Holding gain - Crops	1,202,508	—	1,836	—	—	—		1,204,344		—
Transfer of inventories to expenses	—	—	964,412	551,891	—	—		964,412		551,891
Production	—	—	563,693	—	1,180,468	—		1,744,161		—
Transfers to fixed assets and inventories	(1,338,206)	(550,208)	—	—	—	—		(1,338,206)		(550,208)
Transfer of unharvested crops to expenses	(19,302,268)	(13,122,646)	(2,368,529)	(265,712)	(1,920,243)	(1,446,101)		(23,591,040)		(14,834,459)
Recovery of inventories	—	—	—	—	—	(395,903)		—		(395,903)
Purchases	19,424,629	13,835,055	1,524,899	518,399	3,411,463	4,612,093		24,360,991		18,965,547
Operating expenses (Schedule H)	52,963,682	36,848,191	16,010,340	18,010,728	7,154,569	5,946,449		76,128,591		60,805,368
Less:
Inventories at the end of the year
Beef cattle	—	—	(55,946)	(43,467)	(11,113,378)	(9,389,631)	(11,169,324)		(9,433,098)
Unharvested crops	(2,673,752)	(1,662,592)	—	—	—	—	(2,673,752)		(1,662,592)
Seeds and fodder	—	—	(1,336,519)	(168,766)	(554,095)	(123,568)	(1,890,614)		(292,334)
Materials and others	(3,680,316)	(4,142,815)	(465,981)	—	(160,940)	(119,865)	(4,307,237)	(20,040,927)	(4,262,680)	(15,650,704)

Cost of Production	52,401,684	35,799,706	15,050,438	18,780,372	8,476,391	5,845,360		75,928,513		60,425,438

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Foreign currency assets and liabilities

Corresponding to the fiscal years beginning as from July 1, 2006 and 2005 and ended on June 30, 2007 and 2006

(Notes 1, 2, and 3)

Schedule G

	June 30, 2007				June 30, 2006
Item	Type and amount of foreign Currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in Dollars	US$	12,837,960	3.053	39,194,292	US$	7,835,857	23,868,019
Cash and banks in Brazilian Reais	Rs	2,584	1.410	3,643	Rs	1,524	1,964
Investments:
Mutual funds	US$	12,429,289	3.053	37,946,618	US$	18,026	54,906
Interest from IRSA Convertible Notes 2007	US$	122,667	3.093	379,408	US$	125,333	386,779
Current investment in foreign banks		—		—	US$	59,192	180,298
Trade accounts receivable:
Trade accounts receivable	US$	208,981	3.053	638,020	US$	14,768	44,982
Other receivables:
Secured by mortgages	US$	2,291,261	3.053	6,995,220	US$	1,148,224	3,497,490
Guarantee deposits	US$	918,904	3.053	2,805,415	US$	475,302	1,447,771
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.					US$	4,140	12,775
IRSA Inversiones y Representaciones S.A.	US$	34,563	3.093	106,903	US$	—	—
Others	US$	20,000	3.093	61,860	US$	20,698	63,875
Non-Current Assets
Other receivables
Secured by mortgages	US$	4,290,164	3.053	13,097,871	US$	2,713,488	8,265,284
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Alto Palermo S.A	US$	57,660	3.093	178,341	US$	189,470	584,704
IRSA Inversiones y Representaciones S.A.	US$	13,294	3.093	41,117	US$	48,721	150,353
Others	US$	7330	3.093	22,673	US$	27,067	83,529
Investments:
IRSA Convertible Notes 2007
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	12,000,000	3,093	37,116,000	US$	12,000,000	37,031,999

US$	US$	45,233,399		138,587,838	US$	24,680,286	75,672,764

Rs	Rs	2,584		3,643	Rs	1,524	1,964

Total Assets				138,591,481			75,674,728

US$: US Dollars

Rs: Brazilian Reais

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Information in Compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the fiscal years beginning as from July 1, 2006 and 2005 and ended on June 30, 2007 and 2006

(Notes 1, 2, and 3)

Schedule G

	June 30, 2007				June 30, 2006
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign Currency		Amount in local currency Pesos
Current liabilities
Trade accounts payable:
Suppliers	US$	4,278,537	3.093	13,233,514	US$	3,558,082	10,980,242
Interest to be accrued	US$	—		—	US$	(36,573)	(112,863)
Accrual for other expenses	US$	206,984	3.093	640,202	US$	862,487	2,661,634
Loans:
Local banks	US$	5,552,260	3.093	17,173,139	US$	4,399,210	13,575,961
Interest of Convertible Notes 2007	US$	28,648	3.093	88,608	US$	264,500	816,247
Convertible Notes 2007	US$	2,768,826	3.093	8,563,979		—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	US$	33,676	3.093	104,160	US$	—	—
Non-current liabilities
Trade accounts payable
Accrual for other expenses	US$	79,609	3.093	246,231	US$	270,671	835,292
Loans:
Foreign Banks	US$	8,000,000	3.093	24,744,000	US$	6,600,000	20,367,600
Convertible Notes 2007	US$	—		—	US$	10,306,022	31,804,384
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	US$	—		—	US$	14,984,838	46,243,210
Directors	US$	—		—	US$	33,600	103,690

Total Liabilities	US$	20,948,540		64,793,833	US$	41,242,837	127,275,397

US$: US Dollars

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Information in Compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the fiscal years beginning as from July 1, 2006 and 2005 and ended on June 30, 2007 and 2006

(Notes 1, 2, and 3)

Schedule H

Items	Total as of June 30, 2007 Pesos	Operating Expenses						Expenses		Total as of June 30, 2006 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	402,554	—	—	—	—	—	—	—	402,554	248,124
Fees and payments for services	7,634,344	913,110	308,227	395,536	132,298	—	77,049	—	6,721,234	4,427,745
Salaries and wages	12,670,066	7,789,239	2,588,953	2,705,456	844,034	—	1,650,796	238,688	4,642,139	9,522,422
Social security taxes	3,281,929	1,501,027	784,409	560,650	155,968	—	—	—	1,780,902	1,659,768
Taxes, rates and contributions	1,596,714	830,325	537,054	221,506	48,083	—	23,682	22,926	743,463	1,563,565
Gross sales taxes	1,169,682	—	—	—	—	—	—	1,169,682	—
Office and administrative expenses	1,717,056	343,526	—	—	—	—	343,526	—	1,373,530	1,136,922
Bank commissions and expenses	75,507	63,307	19,480	11,847	869	—	31,111	3,514	8,686	33,725
Depreciation of fixed assets (4)	4,459,067	3,971,893	2,049,710	1,200,230	431,278	125,945	164,730	—	487,174	5,112,088
Vehicle and traveling expenses	952,349	751,198	330,438	279,303	34,094	—	107.363	44,551	156,600	1,002,336
Spare parts and repairs	3,397,194	3,374,411	1,836,558	1,214,201	323,652	—	—	—	22,783	1,922,383
Insurance	354,054	301,012	171,802	97,320	12,260	—	19,630	—	53,042	288,360
Benefits to Employees	666,828	473,442	155,065	229,070	52,203	—	37,104	176	193,210	493,395
Beef cattle expenses (1)	9,559,490	8,831,080	—	8,828,415	—	—	2,665	728,410	—	13,364,810
Dairy farm expenses (2)	5,141,541	5,104,139	—	—	5,104,139	—	—	37,402	—	4,178,375
Agricultural expenses (3)	53,076,813	45,444,315	43,725,097	—	—	—	1,719,218	7,632,498	—	38,357,299
Feed lot expenses	451,093	451,093	—	—	—	451,093	—	—	—	581,329
Silo expenses	62,004	62,004	62,004	—	—	—	—	—	—	87,691
Coal expenses	—	—	—	—	—	—	—	—	—	202
ACER expenses	—	—	—	—	—	—	—	—	—	66,178
FyO expenses	71,099	9,750	—	—	—	—	9,750	61,349	—	75,524
General expenses	781,910	706,444	394,885	266,806	15,691	—	29,062	32,695	42,771	894,407

Total at June 30, 2007	107,521,294	80,921,315	52,963,682	16,010,340	7,154,569	577,038	4,215,686	9,971,891	16,628,088

Total at June 30, 2006		63,304,889	36,848,191	18,010,728	5,946,449	860,641	1,638,880	10,151,452	11,560,307	85,016,648

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.
(4)	The difference between this amount and current depreciation shown in Schedule A (Ps. 125,945) is generated by the effect of Cactus consolidation reversion as of December 31, 2006. Please see Note 1.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet as of June 30, 2007 and 2006

	June 30, 2007 (Notes 1 and 2) Pesos	June 30, 2006 (Notes 1 and 2) Pesos
ASSETS
Current Assets
Cash and banks (Note 8.a.)	45,450,296	24,600,563
Investments (Note 8.b.)	39,474,839	4,899,005
Trade accounts receivable (Note 8.c.)	35,690,201	8,449,745
Other receivables (Note 8.d.)	53,565,714	21,265,678
Inventories (Note 8.e.)	51,461,237	27,227,281

Total Current Assets	225,642,287	86,442,272

Non-Current Assets
Other receivables (Note 8.d.)	40,648,744	39,575,208
Inventories (Note 8.e.)	65,131,553	59,330,235
Investments on controlled and related companies (Note 8.b.)	519,790,677	489,669,438
Other investments (Note 8.b.)	37,378,273	37,052,716
Fixed assets, net (Schedule A)	222,106,944	208,071,858
Intangible assets, net (Schedule B)	21,910,761	21,910,761

Subtotal Non-Current Assets	906,966,952	855,610,216

Goodwill (Note 8.b.)	(67,306,386)	(76,825,838)

Total Non-Current Assets	839,660,566	778,784,378

Total Assets	1,065,302,853	865,226,650

LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 8.f.)	28,709,843	23,927,124
Loans (Note 8.g.)	122,749,734	66,421,573
Salaries and social security payable (Note 8.h.)	3,841,212	1,930,617
Taxes payable (Note 8.i.)	6,198,244	2,921,376
Other debts (Note 8.j.)	2,899,597	3,284,656

Total Debts	164,398,630	98,485,346

Total Current Liabilities	164,398,630	98,485,346

Non-Current Liabilities
Trade accounts payable (Note 8.f.)	246,231	835,292
Loans (Note 8.g.)	24,744,000	98,096,955
Taxes payable (Note 8.i.)	50,914,561	41,874,123
Provisions (Schedule E)	45,216	69,343

Total Non-Current Liabilities	75,950,008	140,875,713

Total liabilities	240,348,638	239,361,059

SHAREHOLDERS’ EQUITY	824,954,215	625,865,591

Total Liabilities and Shareholders’ Equity	1,065,302,853	865,226,650

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain

President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Income

Corresponding to the fiscal years beginning as from July 1, 2006 and 2005 and ended on June 30, 2007 and 2006

	June 30, 2007 (Notes 1 and 2) Pesos	June 30, 2006 (Notes 1 and 2) Pesos
Production:
Crops	72,218,812	37,005,907
Beef cattle	17,720,235	19,153,113
Milk	10,911,397	7,892,462

Total Production	100,850,444	64,051,482

Cost of production (Schedule F.2)
Crops	(51,898,121)	(35,799,706)
Beef cattle	(13,524,069)	(16,389,101)
Milk	(8,476,391)	(5,845,360)

Total cost of sale	(73,898,581)	(58,034,167)

Production profit	26,951,863	6,017,315

Sales
Crops	53,304,324	61,659,566
Beef cattle	28,232,486	27,250,748
Milk	9,730,929	7,892,462
Other	5,824,868	3,145,231

Total Sales	97,092,607	99,948,007

Cost of sales (Schedule F.1)
Crops	(50,436,825)	(53,286,035)
Beef cattle	(26,621,209)	(26,680,712)
Milk	(9,730,929)	(7,892,462)
Other	(1,685,697)	(8,922)

Total cost of sale	(88,474,660)	(87,868,131)

Sales profit	8,617,947	12,079,876

Gross profit	35,569,810	18,097,191

Selling expenses (Schedule H)	(9,279,952)	(9,658,616)
Administrative expenses (Schedule H)	(15,996,247)	(10,524,558)
Net gain on sale of farms	21,741,402	9,872,997
Holding gain – Beef cattle (Schedules F.1 and F.2)	4,960,893	2,462,286
Holding gain – Crops (Schedules F.1 and F.2)	(861,646)	1,391,209

Operating income	36,134,260	11,640,509

Financial gain (loss):
Generated by assets:
Exchange differences and discounts	(1,107,276)	11,470,826
Interest income	2,831,713	631,110
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Interest on Notes (Note 7)	2,959,795	7,123,844
Doubtful accounts	—	(18,616)
Tax on banking debits and credits	(1.343,363)	(1,774,639)
Holding gain and transactions on security stock	1,070,221	—
Gain on sale of Negotiable Notes	—	14,872,000
Others	—	2,010,198

Total	4,411,090	34,314,723

Generated by liabilities:
Reference stabilization index (CER)	9,228	—
Financial expenses:
Interest on Convertible Notes (Note 7)	(2,718,240)	(8,330,855)
Interest on loans	(9,980,808)	(2,015,792)
Others	(871,699)	(1,843,628)
Exchange differences and discounts	202,783	(9,252,480)

Total	(13,358,736)	(21,442,755)

Other income and expenses, net:
Gains from other fixed assets sales	—	98,604
Donations	—	(1,600,000)
Shareholders’ Personal asset tax and miscellaneous	(2,428,815)	(1,797,940)

	(2,428,815)	(3,299,336)

Income from controlled and related companies	39,347,161	21,276,240
Management fee (Note 5)	(5,484,697)	(3,836,470)

Net Income before income tax	58,620,263	38,652,911

Income tax expense (Note 6)	(9,257,994)	(5,769,635)

Net income for the year	49,362,269	32,883,276

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain

President

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Changes in Shareholders’ Equity

Corresponding to the fiscal years beginning as from July 1, 2006 and 2005 and ended on June 30, 2007 and 2006

(Notes 1 and 2)

	Shareholders’ contributions				Retained earnings		Unappropiated earnings Pesos	Transitory conversion differences Pesos	Total as of June 30, 2007 Pesos	Total as of June 30, 2006 Pesos
Items	Capital (Note 3)	Inflation adjustment of Common stock Pesos	Paid-in capital (1) Pesos	Subtotal Pesos	Legal Reserve Pesos	New projects reserve Pesos
	Common stock Pesos

Balances at the beginning of the exercise	220,604,549	166,218,124	106,916,990	493,739,663	11,532,537	—	127,243,810	(6,650,419)	625,865,591	523,070,970
Conversion of Notes in common stock (Note 14)	44,352,015	—	25,307,891	69,659,906	—	—	—	—	69,659,906	45,108,945
Exercise of Warrants (Note 14)	44,619,656	—	39,555,902	84,175,558	—	—	—	—	84,175,558	53,587,195
Shareholders meeting held on October 31, 2006:
Legal Reserve	—	—	—	—	1,644,164	—	(1,644,164)	—	—	—
Cash dividends	—	—	—	—	—	—	(5,500,000)	—	(5,500,000)	(10,000,000)
New projects Reserve	—	—	—	—	—	120,099,646	(120,099,646)	—	—
Related companies Law 19,550 Section 33:
Cactus Argentina S.A.	—	—	1,658,109	1,658,109	—	—	—	—	1,658,109	—
IRSA (Note 15)	—	—	(8,515,867)	(8,515,867)	—	—	—		(8,515,867)	(12,134,376)
Transitory conversion differences	—	—	—	—	—	—	—	8,248,649	8,248,649	(6,650,419)
Net income for the exercise	—	—	—	—	—	—	49,362,269	—	49,362,269	32,883,276

Balances as of June 30, 2007	309,576,220	166,218,124	164,923,025	640,717,369	13,176,701	120,099,646	49,362,269	1,598,230	824,954,215	—

Balances as of June 30, 2006	220,604,549	166,218,124	106,916,990	493,739,663	11,532,537	—	127,243,810	(6,650,419)	—	625,865,591

(1)	See notes 2.o, 12.c and 15.

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain

President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Statement of Cash Flow

Corresponding to the fiscal years beginning as from July 1, 2006 and 2005 and ended on June 30, 2007 and 2006

	June 30, 2007 (Notes 1 and 2) Pesos	June 30, 2006 (Notes 1 and 2) Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	24,655,469	66,248,777
Cash and cash equivalents at the end of the year	83,396,914	24,655,469

Net increase (decrease) in cash and cash equivalents	58,741,445	(41,593,308)

Causes of changes in cash and cash equivalents
Operating activities
Income for the year	49,362,269	32,883,276
Accrued interest during the year	12,699,048	10,292,047
Income tax	9,257,994	5,769,635

Adjustments made to reach net cash flow from operating activities
Income from interest in controlled and related companies	(39,347,161)	(21,276,240)
Increase in allowances, provisions and accruals	10,416,679	10,801,795
Depreciation	4,025,468	4,558,794
Holding gain – Inventory	(4,099,247)	(3,853,495)
Financial results	(2,458,343)	(6,663,008)
Gain from sale of permanent investment	—	(14,872,000)
Gain from sale of fixed assets	(21,741,402)	(9,971,601)

Changes in operating assets and liabilities
Decrease in current investments	6,257,521	7,262,688
(Increase) Decrease in trade accounts receivable	(27,240,456)	975,271
Increase in other receivables	(17,660,379)	(30,294,138)
(Increase) Decrease in inventories	(27,396,486)	8,907,487
Increase (Decrease) in social security payable & taxes payable and advances to customers	4,969,907	(18,636,950)
Decrease in trade accounts payable	(4,718,007)	(6,375,773)
Dividends collected	1,352,941	1,108,923
(Decrease) Increase in other debts	(3,639,196)	1,901,657

Cash flows applied to operating activities	(49,958,850)	(27,481,632)

Investment activities
Increase in interest in related companies	(726,804)	(64,467,731)
Decrease in related companies loans	(15,446,771)	—
Acquisition and upgrading of fixed assets	(19,392,509)	(52,846,187)
Collections of receivables from sale of fixed assets	3,850,808	5,736,964
Sale of fixed assets	24,601,814	5,581,839
Acquisition of intangible assets	—	(187,100)

Cash flows provided by (applied to) investment activities	(7,113,462)	(106,182,215)

Financing activities
Exercise of Warrants	84,175,558	53,587,195
Dividends paid	(5,500,000)	(10,000,000)
Increase in financial loans	84,508,257	83,957,134
Decrease in financial loans	(45,139,498)	(18,959,790)
Decrease in others liabilities	(2,230,560)	(16,514,000)

Cash flows provided by financing activities	115,813,757	92,070,539

Net increase (decrease) in cash and cash equivalents	58,741,445	(41,593,308)

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	1,460,459	779,347
Increase in interest in related companies through a decrease of non-current investment	—	66,338,239
Increase in other receivables by sale of fixed assets	3,646,002	8,572,080
Repayment of financial loans through issue of stock by exercise of conversion right	69,659,905	45,108,945
Increase in interest in related companies by a decrease in other receivables	—	—
Third parties transactions in shareholder`s equity with effect in paid-in capital	—	—
Increase in fixed assets due to an increase in other debts	3,714,000	7,160,617
Decrease in other debts through a decrease in fixed assets	—	2,055,200
Increase in intangible assets by a decrease in non-current investment	—	21,723,661

Complementary information
Interest paid	9,200,569	10,236,569
Income tax paid	1,718,759	33,215,233

Eduardo S. Elsztain

President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements

Corresponding to the fiscal years beginning as from July 1, 2006 and 2005 and ended on June 30, 2007 and 2006

NOTE 1: ACCOUNTING STANDARDS

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous period.

a.	Presentation standards

These financial statements are stated in Argentine Pesos (Ps.), and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (C.P.C.E.C.A.B.A.) and the Comisión Nacional de Valores (C.N.V.).

b.	Unifying of accounting standards

On July 8, 2004, the F.A.C.P.C.E. and the C.P.C.E.C.A.B.A. entered into an agreement with the purpose of unifying technical standards. The latter council issued Resolution CD 93/05 on August 10, 2005 adopting the accounting standards approved by the former including the changes up to April 1, 2005.

The standards referred to above became effective for annual or interim periods financial statements of years started on January 1, 2006. On the other hand, the C.N.V. has adopted the same standards including certain modifications, and has also established their applicability for the years started as from January 1, 2006 as well.

The changes introduced due to the unifying of accounting standards that have generated significant effects on the Company´s financial statements are:

•

In accordance with the new accounting standards, the Company has decided not to recognize the deferred liabilities generated by the adjustment for inflation on fixed assets and other non-monetary assets. Consequently, additional information on this issue is stated in Note 6.

•	The balance of the “Transitory Convertion Differences” account has to be shown in the statement of changes in stockholders´ equity as from the time the unifying accounting standards became effective.

The Company´s management estimates that such statements include all adjustments necessary to fairly present the income accounts of each period.

c.	The effects of inflation

The financial statements have been prepared in constant currency units by recognizing the effects of inflation up to August 31, 1995. As from this date and up to December 31, 2001 the restatement of the financial statements has been discontinued due to that period of monetary stability. As from January 1, 2002 and up to March 2003 the effects of inflation were recognized as it was an inflationary period. As from such date, in accordance with Resolution 441

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 1: (Continued)

issued on April 8, 2003 by the National Securities Commission, the Company discontinued the restatement of its financial statements. This criterion does not agree with the terms of Resolution MD 041/2003 of the Professional Council in Economic Sciences of the City of Buenos Aires (CPCECABA), by which the restatement of financial statements was discontinued as from October 1, 2003. As of June 30, 2007, this change has not generated any significant effect on the Company´s financial statements.

d.	Comparative Information

For comparison purposes, certain reclassifications have been made as of June 30, 2006.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Estimates are used when accounting for the allowance for conversion of Convertible Notes into shares of stock, doubtful accounts, investments, depreciation, income taxes, deferred liabilities, transitory conversion differences and provisions for contingencies, accrual for expenses, donations and assets’ recoverable value and classification of the current and non-current assets. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

c.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the date of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at period-end or year-end.

d.	Temporary investments

The units of ownership of common investment funds, the mortgage certificates, nobacs and bonds were valued at quotation value at period-end or year-end net of sales expenses. Temporary investments do not exceed their recoverable value at the date of the financial statements.

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end or year-end.

g.	Derivates financial instruments

Futures relate to cereal commitments deliverable at a previously agreed price (see note 4), and Dollars commitments.

Premiums collected or paid correspond to options bought or written and are included in Other receivables.

The assets or liabilities originated in derivatives instruments have been valued at their market value at period-end or year-end (see Note 4).

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities from derivative instruments corresponding to crops and Dollars have been recognized under net income of the fiscal year under Cost of sales and under Financial Results in the Income Statement, respectively.

The comparative information includes transactions of buying and selling of US Dollars, included in financial results.

h.	Other receivables and payables

Other receivables and payables have been valued on the basis of the agreed values plus interest accrued as of the date of these financial statements.

Other receivables and payables in foreign currency have been valued at their amount in such currency at the period-end or year-end closing date, converted to the buyer and seller exchange rate, respectively, prevailing at the period-end or year-end closing date.

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j.	Inventories

1)	Biological Assets (Under development): Breeding and Cattle: have been measured at replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value as of each period-end.

Include:

•	Unharvested crops

•	Calves

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

2)	Biological Assets (In production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value as of each period-end or year-end.

Include:

•	Dairy cattle

•	Breeding cows

3)	Biological Assets (Finished): Cattle: have been measured at their net realization value represented by the respective quotations as of each period-end or year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:

•	Steers and heifers

•	Cattle round-up, mares and sheep

4)	Farming Products: Crops: have been measured at net realization value, representing the different quotations as of each period-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include

•	Harvested crops

5)	Non-biological Assets – Raw material: Seeds and various goods: have been measured at reproduction or replacement cost as of each period-end or year-end, which does not exceed the net realization value.

Include:

•	Seeds

•	Agrochemicals

•	Semen – Cattle breeding and dairy

•	Food and by-products

•	Packs and bundles

•	Poles

•	Bags and blankets

•	Silos raw materials

6)	The remaining inventories were valued at replacement value.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of these financial statements.

Profits arising from production have been determined according to the quantitative and qualitative changes of stock subject to the biologic transformation measured as from the beginning of the year to the closing of these financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

Cattle holding results have been calculated as the price difference of the steer kilogram between stock at beginning and closing of these financial statements.

Production cost of cattle calculated to show production profits and losses are shown in Schedule F.2.

Adjustment for valuation of net realization value (V.N.R.) of crops has been calculated as the difference between the production valued at net realization value at the time of harvesting and the value of the same production valued at net realization value as of closing of these financial statements.

The production cost of crop calculated to show production results are shown in Schedule F.2.

Dairy cattle and other purposes not related with direct marketing in the next 12 months were valued at replacement value.

k.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 21 of the F.A.C.P.C.E. approved by C.N.V.

Interests in subsidiaries and affiliates as of June 30, 2007 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Agropecuaria Cervera S.A.	90.00
Futuros y Opciones.Com S.A.	70.00
Cactus Argentina S.A. (Note 12.c)	24.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones S.A.	25.01
BrasilAgro Companhia Brasileira de Propiedades Agrícolas (Note 12.b)	7.40
Exportaciones Agroindustriales Argentinas S.A.	0.57

The Company presents as complementary information the consolidated financial statements as of June 30, 2007 and 2006 with Inversiones Ganaderas S.A., Agropecuaria Cervera S.A. and Futuros y Opciones.Com S.A.

During the thrid quarter the interest in Cactus Argentina S.A. has been reduced from 50% to 24%, due to the inclusion of a new shareholder (please see Note 12.c). Consequently, for the results as of December 31, 2006 and for the comparative information, proportional consolidation of 50% is included.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

2.	Goodwill

The negative goodwill corresponding to the investment in Inversiones y Representaciones S.A. (IRSA) had been valued at cost restated as of February 28, 2003, and calculated as a difference between the market value of such investment and its equity value at the time of changing the March 2002-valuation method, and in each one of the purchases restated, if any, at that same date (Note 1.c) as well as the investment arising from subsequent acquisitions and from the conversion of negotiable bonds into shares or share warrants of IRSA at cost value.

Amortization is calculated in accordance with the estimated useful life, which is 20 years and has been classified under Gain from controlled companies and related companies in the statement of income.

Current valuations and economic conditions tend to make less risky any permanent investment opportunity and also help increasing the possibility to obtain significant long-term profits through IRSA shares.

l.	Other Investments

•	Investments in debt securities

IRSA’s Convertible Notes were valued taking into account the face value at period-end or year-end in Dollars, at the sellers’ exchange rate plus interest accrued as of the date of these financial statements.

•	Other investments

The remaining investments correspond to non-listed securities and were valued at their restated cost as of February 28, 2003 (Note 1.c.).

m.	Fixed assets

•	Purchase value

Valued at cost restated applying the coefficients mentioned in Note 1.c., based on the corresponding dates of origin.

•	Depreciation

Calculated by the straight-line method based on the estimated useful lives of the assets as from the month of the fiscal year of addition.

•	Net carrying value

The net carrying value of fixed assets does not exceed their recoverable value at the end of the period or fiscal year.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

n.	Intangible assets

The amortizations of the right of concession of Agropecuaria Cervera S.A. will be calculated according to the duration of the project (please see Note 12.a), which is 35 year term with an option of 29 additional years. The project´s right of concession will be amortized as from its starting.

o.	Shareholders’ equity

Initial balances have been restated in accordance with the criteria set forth in Note 1.c. Movements for the period and/or year are recorded at their historical values.

p.	Paid-in capital – Related Companies Law No. 19,550 Section 33

Increases or decreases of the equity value of investments in IRSA Inversiones y Representaciones S.A. and Cactus Argentina S.A. generated on the basis of changes in their shareholders´ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in Technical Resolution 17 of the F.A.C.P.C.E. and Resolution CD 243/01 of the C.P.C.E.C.A.B.A.

q.	Transitory Conversion Differences – Current translation adjustment

These transitory differences result from the exchange differences shown in the conversion of the financial statements of BrasilAgro from Brazilian Reais to Argentine Pesos.

r.	Results for the period

Charges for assets consumed are calculated considering the values of the assets.

Inventory holding gains or losses are disclosed in one line in the Income Statement and in Schedule F and are calculated as explained in note 2.j.5.

Cost of sales is calculated by inventory difference and the results of cattle, crops and milk productions are disclosed in the Income Statement.

The remaining results for the period represent incurred costs.

The income statement shows the financial gains and losses, discriminating those generated by assets and those generated by liabilities.

s.	Income tax

The Company has recognized the income tax on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

t.	Tax on minimum presumed income

The company determines the tax on minimum presumed income applying the prevailing rate of 1% on computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes.

However, if the tax on minimum presumed income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following 10 (ten) fiscal years.

u.	Revenue recognition

Revenue is recognized on sales of products when the customer receives the goods.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 3: COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid in Pesos
Common and treasury stock at June 30, 2004	150,532,819	150,532,819	150,532,819
Incentive Plan (Note 12) - Fiscal Year 2005	240,000	240,000	240,000
Conversion of notes in common stock (Note 13) - Fiscal Year 2005	5,918,871	5,918,871	5,918,871
Exercise of Warrants (Note 13) - Fiscal Year 2005	6,092,889	6,092,889	6,092,889
Conversion of notes in common stock (Note 13) - Fiscal Year 2006	29,151,389	29,151,389	29,151,389
Exercise of Warrants (Note 13) - Fiscal Year 2006	28,668,581	28,668,581	28,668,581
Conversion of notes in common stock (Note 13) - Fiscal Year 2007	44,352,015	44,352,015	44,352,015
Exercise of Warrants (Note 13) - Fiscal Year 2007	44,619,656	44,619,656	44,619,656

Common and treasury stock at March 31, 2007	309,576,220	309,576,220	309,576,220

As of June 30, 2007, the capital authorized to be publicly offered is formed of 309,576,220 common, book-entry shares of Ps.1 par value each and entitled to one vote per share, all of which were outstanding.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4: DERIVATIVE FINANCIAL INSTRUMENTS

At June 30, 2007 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins Pesos	Premium paid or (collected) Pesos	Premium at fair value Pesos	Gain (loss) for valuation at fair value Pesos
Futures
Purchase
Corn	9,525	—	—	—	(396,297)
Soybean	4,080	—	—	—	(109,846)

Sell
Corn	5,300	113,266	—	—	33,217
Soybean	22,200	677,766	—	—	(902,528)
Wheat	21,140	44,879	—	—	(16,528)

Options
Purchase Call
Corn	29,210	—	1,009,017	265,979	(743,038)
Soybean	12,200	—	574,727	654,228	79,501
Wheat	20,400	—	793,780	472,948	(320,832)

Sell Call
Corn	25,400	—	(227,067)	(58,195)	168,872
Soybean	10,200	—	(297,668)	(332,304)	(34,636)
Wheat	26,380	52,509	(844,414)	(832,807)	11,607

Purchase Put
Corn	6,350	—	45,795	78,229	32,434
Wheat	12,784	(14,630)	266,222	157,675	(108,547)

Sell Put
Corn	29,210	—	(482,374)	(935,123)	(452,749)
Soybean	12,700	3,999	(287,135)	(205,071)	82,064
Wheat	17,680	—	(235,081)	(236,665)	(1,584)

Total	264,759	877,789	315,802	(971,106)	(2,678,890)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4: (Continued)

Crops: As of june 30, 2007 and 2006 the Company recognized losses of Ps. 3,084,763 and Ps. 348,119, respectively, to reflect the closing of the transactions carried out during those periods. These results are disclosed under the cost of sales of crops in a line of Schedule F.

At June 30, 2006 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins Ps.	Premium paid or (collected) Ps.	Premium at fair value Ps.	Gain (loss) for valuation at fair value Ps.
Futures
Purchase
Corn	1,500	—	—	—	1,523

Sell
Corn	10,100	199,361	—	—	13,281
Soybean	21,900	667,074	—	—	(49,924)
US$					(143,608	)(a)

Options
Purchase Call
Corn	30,099	—	374,963	195,970	(178,993)
Soybean	16,320	—	329,501	269,419	(60,082)

Sell Call
Corn	14,986	—	(155,041)	(58,404)	96,637
Soybean	18,844	22,090	(216,753)	(177,491)	39,262
Wheat	6,800	—	(197,990)	(214,051)	(16,061)

Purchase Put
Corn	14,280	(5,324)	150,351	124,763	(25,588)
Soybean	2,500	(2,376)	54,067	27,871	(26,196)
Wheat	6,800	—	147,731	110,355	(37,376)

Sell Put
Corn	14,986	—	(180,628)	(293,238)	(112,610)

Total	159,115	880,825	306,201	(14,806)	(499,735)

(a)	Corresponds to a future of 8,066,542 dollars composed of: (i)US$ 5,048,886 with Bank Río de la Plata due on 09/04/2006 and, (ii) US$ 3,017,656 with BankBoston due on 12/11/2006. The loss generated as of June 30, 2006 is included in financial results of the income statement.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 5: MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (formerly called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors and shareholders of Dolphin Fund Management S,A,, the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

On November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

The financial statements as of June 30, 2007 and 2006 include a charge in the Statement of Income of Ps. 5,484,697 and Ps. 3,836,470 and an accrual of Ps. 2,817,997 and Ps. 3,073,949 respectively.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6: INCOME TAX – DEFERRED TAX

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

-	Deferred assets as of June 30, 2007:

	Cumulative tax loss carryforwards		Other	TOTAL
Initial Balance		1,893,068	145,436	2,038,504
Gain (Loss) Recognized	(1)	790,812	227,519	1,018,331

Closing Balance		2,683,880	372,955	3,056,835

(1)	The tax losses carryforward is conformed by Ps. 803,011 for the current year and an adjustment of the previous year for differences between accrual and tax return for (Ps. 12,199).

-	Deferred liabilities as of June 30, 2007:

	Fixed Assets	Inventories	Accruals	TOTAL
Initial Balance	(27,120,281)	(16,237,592)	(554,754)	(43,912,627)
Gain (Loss) Recognized	(8,811,042)	(1,500,906)	253,179	(10,058,769)

Closing Balance	(35,931,323)	(17,738,498)	(301,575)	(53,971,396)

As of June 30, 2007, net liabilities at period-end as per the information included in the preceding tables amount to Ps. 50,914,561.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6: (Continued)

As mentioned in Note 1.b the Company has decided not to recognize the deferred liabilities generated by the inflation adjustment on fixed assets and other non-monetary assets, which as of closing of the current period is Ps. 14,988,826. It is estimated that this liability will end up according to the detail that follows:

Term	TOTAL
1 year	195,343
2 years	177,235
3 years	104,403
over 3 years	1,254,600
no term	13,257,245

Total	14,988,826

Below there is a conciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	June 30, 2007	June 30, 2006
Net Income before income tax	58,620,263	38,652,911
Tax rate	35%	35%

Net income at tax rates:	20,517,092	13,528,519
Permanent differences at tax rate:
Restatement into constant currency	1,427,681	1,461,396
Penalties	—	1,050
Donations	4,810	413,896
Loss from controlled and related companies	(13,771,506)	(7,446,684)
Personal asset tax	850,085	622,933
Conversion of notes in common stock	—	(2,730,109)
Miscellaneous permanent differences	229,832	(81,366)

Income tax	9,257,994	5,769,635

During this period the Income tax rate was 35%. Cumulative tax loss carryforwards recorded by the Company pending utilization at year-end amount to approximately Ps. 2,683,880 and may be offset against taxable income of future periods, as follows:

Origination year	Amount	Expiration year
2003	1,493,758	2008
2005	162,854	2010
2007	1,027,268	2012

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 6: (Continued)

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

-	Deferred assets as of June 30, 2006:

	Cumulative tax loss carryforwards	Others	TOTAL
Initial Balance	2,367,216	494,356	2,861,572
Gain (Loss) Recognized	(474,148)	(348,920)	(823,068)

Closing Balance	1,893,068	145,436	2,038,504

-	Deferred liabilities as of June 30, 2006:

	Fixed Assets	Inventories	Investments	Accruals	Others	TOTAL
Initial Balance	(22,615,010)	(14,240,940)	(2,730,109)	(1,272,182)	9,282	(40,848,959)
Gain (Loss) Recognized	(4,505,271)	(1,966,652)	2,730,109	717,428	(9,282)	(3,063,668)

Closing Balance	(27,120,281)	(16,237,592)	—	(554,754)	—	(43,912,627)

As of June 30, 2006, the net liability related to the schedule detailed is an amount of Ps. 41,874,123.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7: BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND

RELATED PARTIES:

a. Balances at June 30, 2007 and 2006 with Subsidiaries, related parties and related parties:

	June 30, 2007 Pesos	June 30, 2006 Pesos
IRSA Inversiones y Representaciones S.A.(3)
Current Investments
-Interest of Convertible Notes 2007-IRSA (US$)	379,408	386,779
-Convertible Notes 2007-IRSA (US$)	37,116,000	—
Non-Current Investments
-Convertible Notes 2007-IRSA (US$)	—	37,031,999
Current other receivables	106,903	—
Non-Current other receivables	41,117	150,353
Current Trade accounts payable	124,752	34,127

Inversiones Ganaderas S.A.(1)
Current Trade accounts receivable	—	38,990
Non-Current other receivables	—	1,290,553
Current trade accounts payable	40,820	—

Futuros y opciones.Com S.A.(1)
Current Trade accounts receivable	18,640,536	1,141,179
Current Other receivables	23,603	23,603

Cactus Argentina S.A.(3)
Current Trade accounts receivable	—	—
Current Other receivables	4,266,771	383,303
Non-Current other receivables	4,100	16,706
Current Trade accounts payable	669,346	962,706

Agro-Uranga S.A.(3)
Current Other receivables	511,221	39,993

Fundación IRSA (4)
Current Trade accounts payable	1,800,000	2,200,000

Inversora Bolívar (4)
Current Trade accounts payable	40,508	42,092

Alto Palermo S.A.(4)
Non-Current other receivables	178,341	584,704
Current Trade accounts payable	1,075,643	35,620

Alto City.Com S.A.(4)
Current Trade accounts receivable	933	—
Current Trade accounts payable	—	298

BrasilAgro-Compahía Brasileira de Propiedades Agricolas(4)
Current other receivables	30,537	559,088

Agropecuaria Cervera S.A.(4)
Current other receivables	14,603,614	5,512
Non-Current other receivables	—	2,501,462
Current trade accounts payable	170,645	—

Consultores Asset Management S.A.(4)
Management Fees	2,817,997	3,073,949

Credits to employees (4)
Current credits to Senior management, directors and staff of the company	191,252	83,385

Estudio Zang, Bergel & Viñes (4)
Current Trade accounts payable	324,389	45,262

(1)	Controlled company
(3)	Related company
(4)	Related party

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7: BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

a. Balances as of June 30, 2007 and 2006 with Subsidiaries, related companies and related parties (Continued):

	June 30, 2007 Pesos	June 30, 2006 Pesos
Directors (4)
Current Loans
Convertible Notes 2007 and interest payable (Schedule G)
Directors	3,148	1,083
Convertible Notes 2007 (Schedule G)
Directors	104,160	—
Non-Current Loans
Convertible Notes 2007 (Schedule G)
Directors	—	103,690
Other current debts	81,600	46,800

Shareholders (2)
Current Loans
Convertible Notes 2007 Interest payable (Schedule G)
Shareholders	—	482,985
Non-Current Loans
Convertible Notes 2007 (Schedule G)
Shareholders	—	46,243,210

(2)	Shareholder
(4)	Related party

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7: BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

b. Gain and losses provided by Subsidiaries, related companies and related parties corresponding to the periods ended as of June 30, 2007 and 2006,

	Year	Sales and Fees for shared services	Interest paid	Salaries	Fees	Livestock expenses	Interest income	Administrative services	Others
Subsidiaries, related companies Law No, 19,550 Section 33 and related parties:
Shareholders	2007	—	(1,724,804)	—	—	—	—	—	—
	2006	—	(3,375,552)	—	—	—	—	—	—
Agro-Uranga S.A.	2007	—	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	28,001
Alto Palermo S.A.	2007	(2,160,461)	—	—	—	—	—	—	—
	2006	(630,251)	—	—	—	—	—	—	—
Alto City S.A.	2007	9,606	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	—
Consultores Assets Management S.A.	2007	—	—	—	(5,484,697)	—	—	—	—
	2006	—	—	—	(3,836,470)	—	—	—	—
Cactus Argentina S.A.	2007	—	—	—	—	(3,249,023)	200,511	166,160	(56,068)
	2006	—	—	—	—	(3,479,881)	30,061	141,840	8,879
Directors	2007	—	(29,770)	(1,069,760)	(402,554)	—	—	—	—
	2006	—	(6,157)	(361,973)	(248,124)	—	—	—	—
Estudio Zang, Bergel & Viñes	2007	—	—	—	(324,389)	—	—	—	—
	2006	—	—	—	(272,835)	—	—	—	—
Fundación IRSA	2007	—	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	(1,600,000)
Futuros y opciones.Com S.A.	2007	—	—	—	—	—	—	123,300	(93,283)
	2006	—	—	—	—	—	—	164,400	(82,721)
Inversiones Ganaderas S.A.	2007	—	—	—	—	—	126,718	6,634	(880,538)
	2006	—	(121,134)	—	—	—	61,359	116,728	(263,568)
Agropecuaria Cervera S.A.	2007	—	—	—	—	—	922,155	—	(207,157)
	2006	—	—	—	—	—	29,255	—	—
Inversora Bolívar S.A.	2007	—	—	—	—	—	—	—	(132,624)
	2006	—	—	—	—	—	—	—	115,198
IRSA Inversiones y Representaciones S.A.	2007	(453,191)	—	—	—	—	2,959,795	—	—
	2006	(14,681)	—	—	—	—	7,123,844	—	—
Credits to employees	2007	—	—	—	—	—	7,827	—	—
	2006	—	—	—	—	—	4,566	—	—
Sueldos Management	2007	—	—	(1,345,024)	—	—	—	—	—
	2006	—	—	(1,213,246)	—	—	—	—	—

Total 2007		(2,604,046)	(1,754,574)	(2,414,784)	(6,211,640)	(3,249,023)	4,217,002	296,094	(1,369,670)

Total 2006		(644,932)	(3,502,843)	(1,575,219)	(4,357,429)	(3,479,881)	7,249,085	422,968	(1,794,211)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: Details of balance sheet and income statement accounts

a. Cash and banks

	June 30, 2007 Pesos	June 30, 2006 Pesos
Cash	55,863	39,334
Foreign currency (Schedule G)	4,137	91,649
Local currency checking account	5,832,486	482,584
Foreign currency checking account (Schedule G)	39,177,167	23,728,848
Local currency saving account	49,708	106,504
Foreign currency saving account (Schedule G)	4,360	6,367
Checks to be deposited	326,575	145,277

	45,450,296	24,600,563

b. Investments and Goodwill

	June 30, 2007 Pesos	June 30, 2006 Pesos
Investment
Investment (Schedule C and G)	39,474,839	4,899,005

	39,474,839	4,889,005

Investment
Investment on controlled and related companies (Notes 12 and 15 and Schedule C)	519,790,677	489,669,438

	519,790,677	489,669,438

Other investments
Other investments (Schedules C and G)	37,378,273	37,052,716

	37,378,273	37,052,716

Goodwill
Goodwill (Schedule C)	(67,306,386)	(76,825,838)

	(67,306,386)	(76,825,838)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

c. Trade accounts receivable

	June 30, 2007 Pesos	June 30, 2006 Pesos
Current
Accounts receivable in local currency	16,889,320	7,641,236
Less:
Allowance for doubtful accounts (Schedule E)	(372,359)	(374,830)
Accounts receivable in foreign currency (Schedule G)	531,771	3,170
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	—	38,990
Futuros y Opciones.Com S.A.	18,640,536	1,141,179
Cactus Argentina S.A.	—	—
Agropecuaria Cervera S.A.	—	—
Alto CIty.Com S.A.	933	—

	35,690,201	8,449,745

d. Other receivables

	June 30, 2007 Pesos	June 30, 2006 Pesos
Current
Prepaid leases	6,434,233	8,836,242
Income tax credit and advances (net of accrual for income tax)	10,093,179	3,880,156
Guarantee deposits and premiums (Schedule G)	2,805,415	1,434,978
Secured by mortgage (Schedule G)	6,995,220	3,497,490
Prepaid expenses	190,428	298,282
Tax prepayments (net of accruals)	6,956,648	2,023,789
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A. (Schedule G)	4,266,771	383,303
Futuros y Opciones.Com S.A.	23,603	23,603
Agropecuaria Cervera S.A.	14,603,614	5,512
IRSA Inversiones y Representaciones S.A. (Schedule G)	106,903	—
Agro-Uranga S.A.	511,221	39,993
BrasilAgro Companhia Brasileira de Propiedades Agrícolas	30,537	559,088
Credits to employees	191,252	83,385
Others (Schedule G)	356,690	199,857

	53,565,714	21,265,678

Non-current
Secured by mortgage (Schedule G)	13,097,871	8,265,284
Income tax prepayments, VAT and others	19,966,998	24,351,881
Tax on minimum presumed income	7,337,465	2,316,812
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	—	1,290,553
Cactus Argentina S.A.	4,100	16,706
Agropecuaria Cervera S.A	—	2,501,462
Alto Palermo S.A. (Schedule G)	178,341	584,704
IRSA Inversiones y representaciones S.A (Schedule G)	41,117	150,353
Prepaid leases	179	13,924
Others (Schedule G)	22,673	83,529

	40,648,744	39,575,208

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

e. Inventories

	June 30, 2007 Pesos	June 30, 2006 Pesos
Current
Livestock	11,072,429	9,505,196
Crops	30,866,271	10,550,495
Unharvested crops	2,342,025	1,662,592
Seeds and fodder	2,250,776	770,647
Materials and others	4,929,736	4,389,704
Advances to suppliers	—	348,647

	51,461,237	27,227,281

Non-Current
Livestock	65,131,553	59,330,235

	65,131,553	59,330,235

f. Trade accounts payable

	June 30, 2007 Pesos	June 30, 2006 Pesos
Current
Suppliers in local currency	154,255	4,767,504
Suppliers in foreign currency (Schedule G Note 11) (1)	12,742,867	10,913,582
Interest to be accrued (2) (Schedule G)	—	(112,863)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	40,508	42,092
Alto Palermo S.A.	1,075,643	35,620
Inversiones Ganaderas S.A.	40,820	—
Alto City.Com S.A.	—	298
IRSA Inversiones y Representaciones S.A.	124,752	34,127
Cactus Argentina S.A.	669,346	962,706
Estudio Zang, Bergel & Viñes	324,389	45,262
Fundación IRSA	1,800,000	2,200,000
Agropecuaria Cervera S.A.	170,645	—
Accrual for other expenses (Schedule G)	10,402,907	4,993,069
Accrual for cereal expenses	1,163,711	45,727

	28,709,843	23,927,124

Non-Current
Accrual for other expenses (Schedule G)	246,231	835,292

	246,231	835,292

(1)	Includes as of June 30, 2007 US$ 1,449,726 for the acquisition of farm “San Pedro”, corresponding to suppliers in foreign currency secured by mortgage. See note 11.
(2)	Corresponds to the liability mentioned in (1).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

g. Loans

	June 30, 2007 Pesos	June 30, 2006 Pesos
Current
Local financial loans (Note 17 and Schedule G)	114,005,729	65,605,326
Convertible Notes 2007 (Schedule G)	8,563,979	—
Convertible Notes 2007 -Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	104,160	—
Convertible Notes 2007 expenses	(12,742)	—
Convertible Notes 2007 Interest payable (Schedule G)	85,460	332,179
Convertible Notes 2007 Interest payable - Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	—	482,985
Directors	3,148	1,083

	122,749,734	66,421,573

Non-Current
Foreign Financial Loans (Notes 17 and 19 and Schedule G)	24,744,000	20,367,600
Convertible Notes 2007 (Schedule G)	—	31,804,384
Convertible Notes 2007 - Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	—	46,243,210
Directors	—	103,690
Convertible Notes 2007 expenses	—	(421,929)

	24,744,000	98,096,955

h. Salaries and social security payable

	June 30, 2007 Pesos	June 30, 2006 Pesos
Current
Accrual for vacation and statutory annual bonus	3,490,543	1,653,322
Social security taxes payable	—	210,397
Salaries payable	—	36,479
Health care payable	32,694	20,371
Others	317,975	10,048

	3,841,212	1,930,617

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

i. Taxes payable

	June 30, 2007 Pesos	June 30, 2006 Pesos
Current
Accrual for income tax	—	15,346
Tax on minimum presumed income (Note 2.s.)	5,394,648	2,316,812
Property tax payable	226,947	228,778
Taxes withheld for income tax	415,606	109,980
Gross sale tax payable	140,100	18,218
Taxes withheld-value added tax	20,270	231,654
Others (1)	673	588

	6,198,244	2,921,376

Non-Current
Deferred tax	50,914,561	41,874,123

	50,914,561	41,874,123

(1)	Includes shareholders personal assets tax.

j. Other debts

	June 30, 2007 Pesos	June 30, 2006 Pesos
Current
Management fees agreement accrual (Note 5)	2,817,997	3,073,949
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	81,600	46,800
Others	—	163,907

	2,899,597	3,284,656

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:

a) Assets based on their estimated collection term (in Pesos)

Based on their estimated collection term	Current and non-current investment		Trade accounts receivable		Other receivables and prepaid expenses
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
3rd quarter 2006/2005 financial period	—	—	—	—	—	—
4th quarter 2006/2005 financial period	—	—	—	—	—	—
1st quarter 2007/2006 financial period	—	—	—	8,449,745	—	6,018,833
2nd quarter 2007/2006 financial period	—	386,779	—	—	—	335,871
3th quarter 2007/2006 financial period	—	—	—	—	—	4,643,977
4th quarter 2007/2006 financial period	—	—	—	—	—	335,871
1st quarter 2008/2007 financial period	—	—	35,690,201	—	17,580,104	2,173,309
2nd quarter 2008/2007 financial period	379,408	37,031,999	—	—	3,692,125	—
3th quarter 2008/2007 financial period	—	—	—	—	1,421,935	427,951
4th quarter 2008/2007 financial period	—	—	—	—	4,703,416	—
1st quarter 2009/2008 financial period	—	—	—	—	2,178,303	2,173,309
4th quarter 2009/2008 financial period	—	—	—	—	3,710,415	—
1st quarter 2010/2009 financial period	—	—	—	—	1,749,369	1,745,358
4th quarter 2010/2009 financial period	—	—	—	—	3,710,415	—
1st quarter 2011/2010 financial period	—	—	—	—	1,749,369	1,745,357
Overdue	—	—	—	—	—	—
With no stated current term	39,095,431	4,512,226	—	—	26,168,134	9,931,126
With no stated non-current term	37,378,273	20,717	—	—	27,550,873	31,309,924

Total	76,853,112	41,951,721	35,690,201	8,449,745	94,214,458	60,840,886

b) Assets classified according to their interest rate (in Pesos)

Interest rate that they accrue	Current and non-current investment		Trade accounts receivable		Other receivables and prepaid expenses
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
At fixed interest rate	37,116,000	37,031,999	—	—	23,995,134	11,237,071
At variable interest rate	39,095,431	4,512,226	—	—	13,652,208	4,270,361
Non-interest bearing	641,681	407,496	35,690,201	8,449,745	56,567,116	45,333,454

Total	76,853,112	41,951,721	35,690,201	8,449,745	94,214,458	60,840,886

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9: (Continued)

Liabilities based on their estimated payment term:

Base don their estimated payment term	Trade accounts payable		Loans		Salaries and social security payable		Taxes payable		Other debts		Provisions
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
4th quarter 2006/2005	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006	—	23,927,124	—	13,935,806	—	1,699,565	—	589,218	—	112,870	—	—
2nd quarter 2007/2006	—	—	—	816,247	—	231,052	—	2,332,158	—	97,837	—	—
3th quarter 2007/2006	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006	—	—	—	—	—	—	—	—	—	3,073,949	—	—
1st quarter 2008/2007	28,709,843	—	15,298,547	—	3,124,742	—	6,198,244	—	2,899,597	—	—	—
2nd quarter 2008/2007	—	—	10,618,597	77,729,355	716,470	—	—	—	—	—	—	—
3nd quarter 2008/2007	—	—	—	—	—	—	—	—	—	—	—	—
2nd quarter 2009/2008	—	—	24,744,000	20,367,600	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	96,832,590	51,669,520	—	—	—	—	—	—	—	—
With no stated non-current term	246,231	835,292	—	—	—	—	50,914,561	41,874,123	—	—	45,216	69,343

Total	28,956,074	24,762,416	147,493,734	164,518,528	3,841,212	1,930,617	57,112,805	44,795,499	2,899,597	3,284,656	45,216	69,343

Liabilities classified according to their interest rate:

Interest in rate that they accrue	Trade accounts payable		Loans		Salaries and social security payable		Taxes payable		Other debts		Provisions
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
At fixed interest rate	4,484,003	6,720,357	147,405,126	164,124,210	—	—		—		—		—
At variable interest rate	—	—	—	—	—	—		—		—		—
Non-interest bearing	24,472,071	18,042,059	88,608	394,318	3,841,212	1,930,617	57,112,805	44,795,499	2,899,597	3,284,656	45,216	69,343

Total	28,956,074	24,762,416	147,493,734	164,518,528	3,841,212	1,930,617	57,112,805	44,795,499	2,899,597	3,284,656	45,216	69,343

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 10: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the C.N.V., 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11: PURCHASE AND SALE OF FARMS

a)	On July 25, 2005 the Company signed the deed of sale of the farm “El Gualicho” with a surface area of 5,727 hectares, located in the Department of General Roca and Presidente Roque Saenz Peña, Province of Córdoba. The agreed sale price was US$ 5,727,083. The sale generated a gain of Ps. 9,872,997.

b)	On September 1, 2005 the Company signed the deed for the purchase of the farm “San Pedro” of 6,022 hectares located in the Department of Uruguay, Province of Entre Ríos. The purchase price was US$ 16,000,000. This purchase generated a debt of US$ 6,500,000. On December 14, 2005 US$ 4,000,000 were paid and on September 1, 2006 US$ 720,000 were paid.

c)	On December 14, 2005 the Company cancelled the mortgage for the purchase of the farm “El Invierno”. The purchase price payment was US$ 1,500,000

d)	On June 6, 2007 the Company signed the deed of sale of 20,833 hectares of the farm “Tapenagá”. The agreed sale price was US$ 7,292,000. Up to now US$ 1.0 million were collected. Aproximate sale profit is US$ 5 million.

e)	On June 5, 2007 the Company signed the deed of sale of a surface area of 14,516 hectares of the farm “Los Pozos”. The agreed sale price was US$ 2,177,400, amount that has already been collected. The sale generated a gain of US$ 2.0 million.

f)	On May 15, 2007 the Company signed a preliminary sales contract of sale for the purchase of the farm “8 de Julio” of 90,000 hectares, located in Puerto Deseado, Province of Santa Cruz. The agreed purchase price was US$ 2.4 million. On that date US$ 1.2 were paid. The remaining amount shall be cancelled on August 13, 2007, date in which the deed will be signed.

NOTE 12: INVESTMENTS IN COMPANIES

a)	Agropecuaria Cervera S.A.

On December 27, 2005, the Company and its subsidiary Inversiones Ganaderas S.A. have acquired the capacity of shareholders of Agropecuaria Cervera S.A. (ACER), by subscribing an agreement to exchange goods.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12: (Continued)

The shareholders transferred the ACER shares in the following proportions: a) in favor of Cresud thirty six thousand (36,000) common shares, registered, non-endorsable, class A, of Pesos one (Ps. 1) par value with right to five (5) votes each; and b) in favor of IGSA four thousand (4,000) common shares, registered, non-endorsable, class A, of Pesos one (Ps. 1) par value with right to five (5) votes each.

We would mention that ACER has, among other goods and rights, the concession of starting into production of an integral development project including biologic, economic and social issues on several buildings located in the Department of Anta, Province of Salta. The company has been duly authorized to carry out an outstanding crop farming, cattle and forestry project.

As considerations for the exchange referred to above, the actions that follow were effected:

•

Cresud transferred 3,580,886 Negotiable Obligations convertible into common shares, with 8% annual interest, maturing in year 2007, having options in a face value of one US dollar each, issued by IRSA Inversiones y Representaciones S.A.

•

The Company paid the amount of Pesos nine hundred and sixty two thousand five hundred and twenty three (Ps. 962,523) with consideration in the contribution made to the company in ACER. As part of the price, the Company paid US dollar Seven hundred thousand (US$ 700,000), staying such contribution in guarantee for future contingencies during a two-year term.

As a result of the acquisition of Agropecuaria Cervera S.A. (ACER), as of June 30, 2007 the Company recorded in fixed assets the amount of Ps. 4,320,000 as tree plantations and Ps. 23,581,646 as right of concession (Schedule B) under the premise that only individual identifiable assets were acquired and not a whole business.

b)	BrasilAgro – Companhia de Propiedades Agrícolas (BrasilAgro)

The Company values the investment in BrasilAgro according to the average equity method taking into account its significant impact that derives from: (i) its capacity to affect the operative and financial decisions considering that from the nine members of the Board of Directors, three of them -including the president- are appointed by the Company, other three are designated by the stockholders of BrasilAgro and the remaining three are independent directors appointed jointly by both parts, and (ii) the stockholders´ agreement existing among the founder shareholders, that is the Company, Tarpon Agro and Cape Town, owners of 12.8% of the shareholding and votes of BrasilAgro. Under the terms of such agreement, the parties have agreed to vote jointly in Meeting of Shareholders in respect of matters related to proposals to change directors´ and administrators´ fees, increases of capital sock and appropriation of dividends, among other issues.

BrasilAgro was founded for the purpose of replicating Cresud´s Business in Brazil. The Company will be mainly involved in four business lines keeping its focus on agricultural real estate: (i) sugar cane, (ii) crops and cotton, (iii) forestry activities, and (iv) livestock.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12: (Continued)

The BrasilAgro founder partners are Cresud S.A.C.I.F. y A., Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

Cape Town is a company whose sole shareholder, Mr. Elie Horn, is the chairman of Cyrela Brazil Realty, one of the largest Brazilian real estate companies. Tarpon has large experience as manager of financial resources and specializes in variable income. Agro Managers and Agro Investment are investment means that people related to Cresud S.A.C.I.F. y A. utilize.

On March 15, 2006, BrasilAgro subscribed a consulting agreement with Parana Consultora de Investimentos. Parana will provide consulting services in matters related, among other, to the purchase and sale of land, transactions in capital markets, hedging policies and mergers and acquisitions. As consideration for its services, Parana will receive from BrasilAgro a yearly remuneration equivalent to 1% of the capital subscribed of BrasilAgro. Parana´s shareholders are Tarpon with a 50% interest, Consultores Asset Management with a 37.5% interest and Alejandro Elsztain with a 12.5% interest.

On March 24, 2006, Cresud S.A.C.I.F. y A. entered into a shareholders agreement with Mr. Elie Horn and with Tarpon, which established among other matters that both parties should have a joint vote at the Shareholders´ Meetings and that both parties have a preemptive right to acquire shares held by the other party.

The board of directors of BrasilAgro has nine members of which Cresud S.A.C.I.F. y A., in his capacity as founder of the company, has appointed three members, Tarpon and Cape Town other three and complementarily the Company has three independent directors. The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

These shares were placed in conjunction with the Banco de Investimentos Credit Suisse (Brasil) S.A. in the Brazilian market by applying an investment mechanism ruled by the control authorities and with a sales effort abroad, all in compliance with the U.S. Securities Act of 1933 and other regulations established by the Securities and Exchange Commission.

The amount initially offered amounted to 432 million Reais, equivalent to 432,000 common registered shares of 1,000 Reais per share of BrasilAgro.

In accordance with the practice of the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Credit Suisse Investment Bank had another option for increasing the issue by 15% (Green shoe).

As the placement had demand in excess, both BrasilAgro and Credit Suisse exercised such option up to 583,200 shares equivalent to Reais 583.2 million, which were fully placed.

In addition to the funds originally contributed Cresud S.A.C.I.F. y A. made contributions during the offer for a total amount of Reais 42.4 million (approximately US$ 20.6 million). In line with such contribution Cresud S.A.C.I.F. y A. has a total of 42,705 shares equivalent to 7.3% of BrasilAgro capital.

On January 19 and 22, 2007 Cresud S.A.C.I.F. y A. acquired 400 and 100 shares of BrasilAgro, respectively. Due to these new acquisitions the holding

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12: (Continued)

of Cresud S.A.C.I.F. y A. amounts to 43,205 shares which is equivalent to 7.4% of the capital stock of BrasilAgro.

As a contribution for having founded the company, Cresud S.A.C.I.F. y A. received 104,902 purchase options to subscribe additional BrasilAgro shares for 15 years at no cost and at the same price of the original offer of shares that is Reais 1,000 adjusted by the IPCA inflation index. Should such option be exercised, Cresud S.A.C.I.F. y A. will be able to acquire 59,850 additional shares and its holding would then be 14.1% of BrasilAgro diluted capital stock. These options may be exercised as follows: a third part as from the first anniversary of the placement, another third as from the second year and the balance as from the third year.

In addition, Cresud received with no cost a second series of options totaling 104,902, which can only be exercised at the option of Cresud whenever a third party makes an offer to purchase the BrasilAgro shares. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph. The second series of options matures in year 2021.

As of June 30, 2007, the Company has not registered any value for the holding of such options.

Brasil/Agro has acquired four properties during the first quarter of fiscal year 2007, as follows:

The “Sao Pedro” establishment located in Chapadao do Sul (MS) covering 2,443 hectares was purchased for US$ 4.7 million, which is a rather low price in comparison with the average paid in the area. This establishment is 1,000 km far from one of the most important ports, having a potential production of 1,740 hectares. We understand that this land will be highly appreciated due to the sugar cane installations to be established in the region.

The “Cremaq” establishment placed in Bahía Grande do Ribeiro (Piaui) covering 32,375 hectares -of which 3,000 are in production and 16,000 are already cleared- was acquired for US$ 19.7 million. The total estimated production area will cover 23,000 hectares. “Cremaq” is located close to the Itaqui port and the North-South railroad. Both the climate and topography are highly attractive for sowing, especially soy, corn and cotton. This land was also acquired at a lower price than the average of the region and it has a large appreciation potential.

The “Engenho” establishment is located in Maracaju, State of Mato Grosso do Sul, it covers 2,022 hectares and the amount paid was US$ 4.7 million. This estate, which is currently under a lease contract, generates for the Company amounts equivalent from 7.5 to 8 tons/year of sugar cane per hectare. Once the current leasing contracts expire the Company plans to produce sugar cane.

The “Jatobá” establishment is placed in the municipality of Jaborandi, State of Bahia, it covers 31,603 hectares and it was acquired for US$ 17.2 million. Planned production will be grains and cotton at large scale.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12: (Continued)

c) Cactus Argentina S.A.

Inclusion of a new shareholder in Cactus Argentina S.A. (Cactus)

On January 10, 2007 Tyson Foods Inc. joined the capital stock of Cactus by subscribing the stock subscription agreement and the stockholders agreement.

Cactus issued 9,397,213 shares with a premium over par of Ps. 7,296,954 having Tyson subscribed 100% by paying Ps. 16,694,167. Consequently, the stock participations were modified as follows: Cactus Feeders Inc. 24%; Cresud SACIF y A 24% and Tyson Foods Inc. 52% (through Provemex Holdings LLC).

Accordingly, on March 31, 2007 Cresud registered a premium over par for such operation of Ps. 1,658,109.

In association with Tyson Foods Inc. and Cactus Feeders, Cactus has started an undertaking in Argentina that will be the country´s first fully integrated cattle project. Beef cuts for the Argentine consumer will be produced in said undertaking having access to the European and other international markets.

Cactus Argentina S.A. acquires the Exportaciones Agroindustriales Argentinas S.A. shareholding

On January 11, 2007 Cactus acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (EAASA) shareholding by subscribing a sales contract of shares in the amount of Ps. 16,839,993.

EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa with capacity to slaughter and process approximately 9,500 cattle heads per month. The idea of Cactus is to expand in the future the slaughter capacity to 15,000 heads per month.

d) Exportaciones Agroindustriales Argentinas S.A.

On May 15, 2007 Cresud acquired 0.57% of the Exportaciones Agroindustriales Argentinas S.A. (EAASA) shareholding by the acquisition of 120 shares of the latter to Cactus Argentina S.A.

NOTE 13: STOCK OPTION PLAN

As resolved upon at the General Extraordinary Shareholders’ Meeting at second call held on November 19, 2001 and in accordance with the resolutions adopted by the Board of Directors at its meeting dated December 7, 2001, the shareholders approved a Stock Option Plan (the “Plan”) relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”) during a 30-day period covering 4,614,643 shares.

The stock balance remaining after expiration of the preemptive and accretion periods is intended to be offered under the Incentive Plan approved at the above mentioned Shareholders’ Meeting, at Ps. 1 (one peso) par value, plus interest accrued as from actual exercise at a six-month LIBOR rate per annum.

In accordance with the terms approved at the referred Shareholders’ Meeting, from a legal standpoint the implementation of the Plan is made by means of the transfer of the Shares in trust. From this balance, two thirds of the options relating to the Shares under the Plan were allocated for distribution by the Company’s Board of Directors among certain executive officers. The remaining third was set aside for allotment by the Company’s Board of Directors among any employees or executives at the time of allotment and 6 (six) months after the initial allotment, and up to 3 (three) months before the expiration of the exercise period.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 13: (Continued)

In January 2002 an aggregate of 2,353 shares of Ps. 1 par value each were issued under the preferred offering of treasury stock.

In April and June 2002, an aggregate of 480,000 shares of Ps. 1 par value each were issued to executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2003, an aggregate of 3,559,853 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2004, an aggregate of 332,437 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2005, an aggregate of 240,000 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock. As of that date, there was no pending exercise balance.

NOTE 14: ISSUANCE OF CONVERTIBLE NOTES

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple Convertible Notes, non-convertible into shares of the Company, for an amount of up to US$ 50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or

b)	The issuance of Convertible Notes into company’s common stock, for a total amount of US$ 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	The subscription option, for the holders of Convertible Notes, with a premium determined by the management, between 20 and 30% over the conversion price of the Convertible Note, with a value that will remain constant in terms of US currency. The exercise of the above mentioned would occur quarterly, only for the holders of the Convertible Notes who have exercised their conversion rights.

Authorization for the public offer and quotation of Convertible Notes has been approved by Resolution No. 14,320 of the Argentine Securities and Exchange Commission dated October 1, 2002 and by the Buenos Aires Stock Exchange, authorizing the issue up to US$ 50,000,000 in securities composed by Convertible Notes into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

a)	The conversion price is US$ 0.5078 stocks (US$ 5.0775 ADS), while the Warrant price is US$ 0.6093 stocks (US$ 6.0930 ADS)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 14: (Continued)

b)	For each of Cresud’s Convertible Note the holder has the right to convert it to US$ 1.96928 stocks (US$ 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Convertible Notes and options will be due on November 14, 2007.

Convertible Notes were paid in cash and the proceeds will be destined to the subscription of IRSA Inversiones y Representaciones Sociedad Anónima’s Convertible Notes and for the generation of working capital.

During the fiscal year ended on June 30, 2003, 196,084 Convertible Notes were converted into 386,140 ordinary shares, which resulted in a Ps. 593,038 increase in the Company’s net shareholders’ equity.

During the fiscal year ended on June 30, 2004, 6,670,763 Convertible Notes were converted into 13,136,577 ordinary shares, which resulted in a Ps. 19,364,974 increase in the Company’s net shareholders’ equity. During the same period, 6,583,995 Warrants were exercised, resulting in the issuance of 12,965,710 ordinary shares for Ps. 23,068,638.

During the fiscal year ended on June 30, 2005, 3,005,609 Convertible Notes were converted into 5,918,871 ordinary shares, which resulted in an increase of the Company’s net shareholders’ equity of Ps. 8,857,011. In the same period, 3,093,975 warrants were exercised, resulting in the issuance of 6,092,889 common shares for Ps. 10,919,379.

During the fiscal year ended on June 30, 2006, 14,803,084 Convertible Notes were converted into 29,151,389 ordinary shares, which resulted in an increase of the Company’s net shareholders’ equity of Ps. 45,108,945. In the same period, 14,557,910 warrants were exercised, resulting in the issuance of 28,668,581 common shares for Ps. 53,587,195.

During the current fiscal year 22,521,958 Convertible Notes were converted into 44,352,015 ordinary shares, which resulted in a Ps. 69,659,906 increase in the Company’s net shareholders’ equity. During the same period 22,657,868 warrants were exercised, resulting in the issuance of 44,619,656 ordinary shares for Ps. 84,175,558.

As of June 30, 2007 the Company has liabilities for convertible negotiable bonds for 2,802,502 and non-converted warrants for 3,106,252.

NOTE 15: PURCHASE AND SALE OF CONVERTIBLE NOTES

During November and December 2002, 49,692,668 convertible notes issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

a)	The conversion price is US$ 0.5571 per share (US$ 5.5713 GDS), while the warrant price is US$ 0.6686 per share (US$ 6.6856 GDS)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 15: (Continued)

b)	For each of IRSA’s Convertible Note the holder has the right to convert it to 1.7949 shares (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 shares of the company’s portfolio, IRSA has re stated the conversion price of its Convertible Notes according to the subscription clauses.

The conversion price of the Convertible Notes went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002. Convertible Notes and options are due on November 14, 2007.

During the months of July and November 2003 the Company purchased 250,500 Notes, and in May 2004 converted 5,000,000 Convertible Notes into 9,174,312 common shares.

During the fiscal year ended on June 30, 2004, third parties bearers of Convertible Notes into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps. 62.8 million originating the issuance of 27,616,878 ordinary shares with a face value of Ps. 1 each. Consequently, the Company holding as of June 30, 2004 amounts to 44,943,168 Convertible Notes.

In July 2004 the Company purchased 350,000 Convertible Notes issued by IRSA Inversiones y Representaciones Sociedad Anónima for US$ 511,115.

In March 2005 the Company sold 8,754,271 Convertible Notes of IRSA Inversiones y Representaciones Sociedad Anónima for a total amount of Ps. 32,499,426. This sale resulted in a profit of Ps. 68,754,172.

During the fiscal year ended on June 30, 2005, third parties bearers of Convertible Notes into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps. 171.5 million originating the issuance of 99,289,144 ordinary shares with a face value of Ps. 1 each. On the other hand, the Company exercised warrants for a total of Ps. 17.7 million, resulting in the issuance of 9,174,311 common shares of Ps. 1 par value each.

During this fiscal year ended on June 30, 2006, third party holders of IRSA`s Convertible Notes exercised their conversion and warrants rights for a total of Ps. 72.5 million, resulting in the issuance of 39,726,997 common shares of Ps. 1 par value each.

As a consequence of such conversions and exercise of third parties warrants, the Company’s investment value has decreased in Ps. 12.2 million, such effect being recorded in Paid-In Capital (Related Companies Law No. 19,550 – Section 33) of Shareholders´ Equity (see Note 2.p).

During the fiscal year ended on June 30, 2006, the Company converted 20,958,011 Convertible Negotiable Obligations into 38,455,065 common shares, still remaining a stock of Negotiable Obligations convertible into common shares of IRSA as of closing for US$ 12,000,000.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 15: (Continued)

Likewise, during the current period the Company has not converted any of the Convertible Negotiable Obligations to common shares and as of the end of the period still remains US$ 12,000,000 of IRSA Negotiable Obligations convertible and a stock of 32,958,011 warrants.

In line with conversions and the exercise of third parties warrants, the Company has diminished the investment value in Ps. 8,5 million and has recorded such effect in Premium over Par Companies section 33, Law 19,550 of Shareholders´ Equity (please see note 2 p.)

NOTE 16: INVESTMENT OF IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA IN BANCO HIPOTECARIO S.A. (BHSA) AS OF JUNE 30, 2007

With respect to the IRSA investment in the related company BHSA of $ 301,672,000 as of June 30, 2007 with a holding of 11.76%, were report the following:

On August 9, 2005, IRSA sold 2,305,122 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. (which was a subsidiary in which IRSA has an interest of 100%) at a price per share of US$ 4.57 (market value), in a total amount of US$ 10,540,000 (equivalent to Ps. 30,281,000). For this transaction IRSA recorded a gain of Ps. 1,845,000.

As of December 31, 2005 the Company completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. Consequently, as of year ended June 30, 2007, the total shareholding in Banco Hipotecario is 10,141,015.

COMPENSATIONS BY THE NATIONAL GOVERNMENT TO FINANCIAL ENTITIES AS A RESULT OF THE ASYMMETRIC “PESIFICATION”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into Pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree No. 214 and addenda. Decree No. 905 also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into Pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank (BCRA) to determine the pertinent rules.

After several submissions, Banco Hipotecario S.A. submitted the last presentation as regards sections 28 and 29 of Decree No. 905 - Compensation to Financial Entities, as follows:

-	National Government Compensation Bond - US$ 2012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of $ 0.40, translated at Ps. 1.40 per US$ dollar: US$ 360,811,000.

-	National Government Compensation Bond coverage - US$ 2012 (section 29 point e). Coverage bond – difference between assets and liabilities in US Dollars net of the compensating bond: US$ 832,827,000.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 16: (Continued)

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050,000 and US$ 16,761,000 in BODEN 2012 respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally, between September 2005 and January 2006, the coverage BODEN 2012 subscription amounted to US$ 773,531,000.

EXPOSURE TO THE NON-FINANCIAL PUBLIC SECTOR

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 3,071,557,000. On the other hand, liabilities to the Argentine Central Bank recorded as of June 30, 2007 amount to Ps. 180,590,000 being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree No. 905/02.

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amount to Ps. 2,890,967,000 and Ps. 3,611,130,000 as of June 30, 2007 and 2006, respectively.

Banco Hipotecario S.A. intends to allocate an assets portfolio to the public sector as guarantee for the advance payment to finance the subscription of coverage bonds under the terms of section 29 of Decree 905/02.

The dispositions included in point 12, Communication “A” 3911 (Communication “A” 4455) became effective on January 1, 2006. Such rules established that the average assistance to the public sector could not exceed 40% of the total Assets existing at the last day of the previous month. Under Communication “A” 4546 of July 9, 2006 such limit was change to 35% as from July 1, 2007.

The exposure of Banco Hipotecario S.A. to the public sector originated in compensations by the National Government provided to cover the effects of the year 2002 crisis that were mainly related to the assets and liabilities asymmetric conversion. To such extent, taking into account that assets to the public sector exceed the limit referred to above (which represent 31% and 41% of Assets as of June 30, 2007 and 2006, respectively), on January 19, 2006 Banco Hipotecario S.A. reported to the BCRA that it will gradually decrease the proportion of assets subject to public sector in line with the depreciation and cancellation of the Government of the bonds received for the asymmetric compensation, in the currency of issuance. To date, Banco Hipotecario S.A. has received no objections from the BCRA.

NOTE 17: FINANCIAL LOANS

In line with the outstanding investment opportunities that became definite during the last year, such as our participation in BrasilAgro, and the acquisition of land and the develop investments in Norwest zone during the current year. The company contracted debt in higher levels than those incurred in previous years. As of June 30, 2007 our debt, without considering our convertible negotiable obligations, amounts to Ps. 138.7 million.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 17:(Continued)

On analyzing the breakdown of such debt, we note the Credit Suisse loan to finance our investment in BrasilAgro for Ps. 24.7 million (Note 12.b) and Ps. 16.8 million to finance our crop production, the remaining balance, Ps. 97.2 million, are concentrated in the short-term.

Our aim for next year will be to adjust these maturities so as to generate cash in the Company, without putting aside a reduction of debt in line with future cash income arising from the regular business trend, the sale of assets or due to exercising options adhered to our convertible negotiable obligations.

The chart that follows discloses our Company debt as of June 30, 2007:

Bank	Currency	Total (Millions)	Term
Short-term	Pesos	97.2	Up to 180 days
Crop production financing	Pesos	16.8	Up to 203 days
Long-term	Pesos	24.7	2.5 years

NOTE 18: IGSA’S TAX DEFERRAL

On December 19, 1996, under Decree 1968/96 the province of Catamarca approved the investment project submitted by Inversiones Ganaderas S.A., and conferred to it the benefits of Law No. 22,021 as amended by Law No. 22,702 subject to the conditions and scope detailed in the referred Decree.

The project is oriented towards the livestock business, and requires a total minimum investment of Ps. 1,600,002 to be made over a three year term. The investor is given the choice of deferring the payment of the amounts payable as income tax and value added tax. The amount of the deferred tax will be equal to 75% the direct capital contribution, i.e Ps. 1,200,000. Deferred amounts do not accrue interest and are repayable in five consecutive annual payments as from the sixth fiscal year following the start-up date of the project that enjoys the benefit.

On October 15, 2002, Cresud S.A. deferred the balance assessed in the value added tax return for fiscal period 9/2002 for the sum of Ps. 540,000.

On December 30, 2003, given the significant benefit granted under Decree No. 384/2003 to those taxpayers who early repay deferred tax liabilities, Cresud S.A. repaid the deferred amount, for the sum of Ps. 249,317. Up to date it has still not made use of the remaining sums available under the project.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 19: RESTRICTED ASSETS

As of June 30, 2007, the amount of 1,834,860 ADR´s of IRSA Inversiones y Representaciones S.A. are included in Non-Current Investments and Non-Current Loans which availability is restricted as a result of the loan contracted for financing the Brazil investment as mentioned in Note 12.b) to these financial statements.

The “San Pedro” establishment was included in fixed assets as of June 30, 2007. Such establishment has a mortgage on a fraction of its land to guarantee the payment for the purchase. To date, the amount of US$ 1.5 million is owed for such acquisition.

NOTE 20: ORDINARY AND EXTRAORDINARY MEETING OF SHAREHOLDERS

During the Company´s Ordinary and Extraordinary Meeting of Shareholders held on October 31, 2006 the following issues, among other, referred to the agenda were approved by the majority stockholders:

•	The Annual Report and the financial statements as of June 30, 2006.

•	The appropriation of a cash dividend for up to Ps. 5,500,000 minus the amount equivalent to 5% for Legal Reserve.

•

The creation of a global program for issuing simple negotiable bonds, non-convertible into shares, with or without guarantee or guaranteed by third parties, in a maximum outstanding amount at any time of up to US$ 50,000,000 (US Dollars fifty million) or its equivalent in other currencies, in conformity with the dispositions of the negotiable bonds Law No. 23,567 and addenda.

•	The establishment of a Reserve for New Projects arising from retained earnings as of 2006 closing net of appropriations for legal reserve and dividends in cash.

NOTE 21: CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company is currently developing a capitalization program for executive management staff through contributions made by employees and by the Company (the “Program”).

The Plan is addressed to employees selected by the Company with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 21: (Continued)

Funds collected from participants´ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V. Such funds will be freely redeemed under the requirement of the participants. The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

The participants or their successors will have access to 100% of the Program (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	ordinary retirement in line with the applicable working regulations

•	total or permanent disability or inability

•	death.

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the Company only if he has participated in the plan during a minimum term of 5 (five) years, provided certain conditions were complied with.

On June 30, 2007 the Company made contributions to the Program that amount Ps. 136,307.

NOTE 22: SUBSEQUENT EVENTS

The Company has not recorded any significant subsequent effect that should be disclosed in a note to the financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Fixed Assets

Corresponding to the fiscal years beginning on July 1, 2006 and 2005 and ended June 30, 2007 and 2006

(Notes 1 and 2)

Schedule A

Principal Account	Value at the beginning of the year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of the year Pesos	Depreciation					Net carrying Value as of June 30, 2007 Pesos	Net carrying Value as of June 30, 2006 Pesos
					Rate %	Accumulated at the beginning of the year Pesos	Decrease of the year Pesos	Current year Pesos	Accumulated at the end of the year Pesos
Real estate	151,024,186	16,331,751	5,666,762	161,689,175	—	—	—	—	—	161,689,175	151,024,186
Wire fences	3,687,149	2,743,196	483,950	5,946,395	3	748,749	119,205	118,998	748,542	5,197,853	2,938,400
Watering troughs	3,353,328	1,222,260	168,672	4,406,916	5	997,004	31,642	159,948	1,125,310	3,281,606	2,356,324
Alfalfa fields and meadows	2,814,822	412,819	—	3,227,641	12-25-50	1,071,596	—	461,927	1,533,523	1,694,118	1,743,226
Buildings and constructions	29,376,727	1,266,614	30,979	30,612,362	2	2,545,563	5,432	583,825	3,123,956	27,488,406	26,831,164
Machinery	10,402,597	699,293	2,919	11,098,971	10	6,903,504	2,919	728,024	7,628,609	3,470,362	3,499,093
Vehicles	2,179,159	299,317	195,005	2,283,471	20	1,130,562	155,247	332,124	1,307,439	976,032	1,048,597
Tools	196,306	12,505	—	208,811	10	150,643	—	9,989	160,632	48,179	45,663
Furniture and equipment	1,128,401	21,171	6,504	1,143,068	10	788,828	3,006	83,938	869,760	273,308	339,573
Corral and leading lanes	820,223	146,938	70,673	896,488	3	131,905	11,704	25,272	145,473	751,015	688,318
Roads	2,073,669	280,560	295,640	2,058,589	10	806,116	249,322	163,705	720,499	1,338,090	1,267,553
Facilities	12,476,589	1,156,100	15,031	13,617,658	10-20-33	5,731,047	10,983	976,101	6,696,165	6,921,493	6,745,542
Computer equipment	1,159,824	807,626	—	1,967,450	20	810,047	—	323,707	1,133,754	833,696	349,777
Silo plants	1,096,519	180,897	—	1,277,416	5	406,464	—	57,910	464,374	813,042	690,055
Constructions in progress	8,299,815	14,986,589	16,251,602	7,034,802	—	—	—	—	—	7,034,802	8,299,815
Advances to suppliers	204,572	91,195	—	295,767	—	—	—	—	—	295,767	204,572

Total as of June 30, 2007	230,293,886	40,658,831	23,187,737	247,764,980		22,222,028	589,460	4,025,468	25,658,036	222,106,944

Total as of June 30, 2006	177,353,527	75,633,293	22,692,934	230,293,886		19,271,508	1,608,274	4,558,794	22,222,028		208,071,858

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Intangible Assets

Corresponding to the fiscal years beginning on July 1, 2006 and 2005 and ended June 30, 2007 and 2006

(Notes 1, 2 and 3)

Schedule B

Principal Account	Value at the beginning of the year Pesos	Additions of the year Pesos	Value at the end of the year Pesos	Depreciation				Net carrying value as of June 30, 2007 Pesos	Net carrying value as of June 30, 2006 Pesos
				Accumulated at the beginning of the year Pesos	Of the year		Accumulated at the end of the year Pesos
					Rate %	Current year Pesos
Concessions rights	21,910,761	—	21,910,761	—		—	—	21,910,761	21,910,761

Total as of June 30, 2007	21,910,761	—	21,910,761	—		—	—	21,910,761

Total as of June 30, 2006	—	21,910,761	21,910,761	—		—	—		21,910,761

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Investments

Corresponding to the fiscal years beginning on July 1, 2006 and 2005 and ended June 30, 2007 and 2006

(Notes 1 and 2)

Schedule C

Securities	Amount	Value at June 30, 2007 Pesos	Value at June 30, 2006 Pesos	Market value Pesos	INFORMATION ON THE ISSUER
					Principal activity	Latest financial statements
						Capital Pesos	Income (loss) for the fiscal year Pesos	Shareholders´ Equity Pesos
Current Investments
Mutual Funds
Bony Hamilton Fund	12,429,289	37,946,618	54,906	3.053000

		37,946,618	54,906

Notes and Convertible Notes
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties, Interest on Convertible Notes 2007 -IRSA (US$):
IRSA Inversiones y Representaciones S.A.		379,408	386,779
Bonos Global 2010	110,000	120,899	92,510	1.099100
Bocon Pro 1	157,647	630	630	0.003996
Nobacs		—	3,030,000
Mortgage Bonds	1,022,183	1,027,284	1,334,180	1.004990

		1,528,221	4,844,099

Total current investments		39,474,839	4,899,005

Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
AGRO-URANGA S.A.				Unlisted	Agricultural livestock	2,500,000	9,089,282	19,303,634
Shares	893,069	6,895,791	5,465,153
Contribution on account of future subscriptions of shares		—	7,865
Higher value of property		11,179,150	11,179,150

		18,074,941	16,652,168

INVERSIONES GANADERAS S.A.				Unlisted	Rising and grazing cattle	11,668,570	(880,947)	9,788,475
Shares	11,668,569	9,788,454	10,669,399
		9,788,454	10,669,399

CACTUS ARGENTINA S.A.				Unlisted	Exploitation and administration of	18,071,563	(1,285,051)	24,272,417
Shares	4,337,151	5,825,380	4,431,650		Agriculture and beef cattle
		5,825,380	4,431,650

FUTUROS Y OPCIONES.COM S.A.				Unlisted	Gives information about markets and	860,937	923,341	2,789,500
Shares	686,656	1,952,651	886,312		And services of economics and
Contribution on account of future subscriptions of shares		—	420,000		Financial consulting through Internet

		1,952,651	1,306,312

AGROPECUARIA CERVERA S.A.				Unlisted	Agricultural and forestal	1,334,748	(779,707)	4,654,526
Shares	1,201,273	4,189,072	3,725,535
Contribution on account of future subscriptions of shares		—	1,165,273

		4,189,072	4,890,808

IRSA Inversiones y Representaciones S.A.					Real Estate	464,969,156	106,419,595	1,646,035,191
Shares (Note 15)	116,305,767	411,903,577	396,839,494

		411,903,577	396,839,494

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas					Agricultural and Real Estate	875,381,000	57,523,000	920,233,000
Shares	43,205	68,056,602	54,879,607

		68,056,602	54,879,607

	Subtotal	519,790,677	489,669,438

Other Investments
Convertible Notes 2007 - IRSA (US$)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	12,000,000	37,116,000	37,031,999
Coprolan		20,717	20,717	Unlisted
Exportaciones Agroindustriales Argentinas S.A.		241,556	—	Unlisted

	Subtotal	37,378,273	37,052,716

Goodwill
IRSA negative goodwill		(67,306,386)	(76,825,838)

	Subtotal	(67,306,386)	(76,825,838)

Total non-current investments		489,862,564	449,896,316

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Allowances and Provisions

Corresponding to the fiscal years beginning on July 1, 2006 and 2005 and ended June 30, 2007 and 2006

(Notes 1 and 2)

Schedule E

Item	Balances at beginning of the year Pesos	Increases Pesos	Decreases Pesos	Applications Pesos	Value at June 30, 2007 Pesos	Value at June 30, 2006 Pesos
Deducted from assets
Allowance for doubtful accounts	374,830	—	—	(2,471)	372,359	374,830
Included in liabilities
For pending lawsuits	69,343	—	(24,127)	—	45,216	69,343

Total at June 30, 2007	444,173	—	(24,127)	(2,471)	417,575	—

Total at June 30, 2006	422,085	22,088	—	—	—	444,173

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the fiscal years beginning on July 1, 2006 and 2005 and ended June 30, 2007 and 2006

(Notes 1 and 2)

Schedule F.1

	Crops		Beef cattle		Milk		Others		Total
	June 30, 2007 Pesos	June 30, 2006 Pesos	June 30, 2007 Pesos	June 30, 2006 Pesos	June 30, 2007 Pesos	June 30, 2006 Pesos	June 30, 2007 Pesos	June 30, 2006 Pesos	June 30, 2007 Pesos		June 30, 2006 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	59,445,800	55,019,469	—	—	—	—	59,445,800		55,019,469
Crops	10,550,495	24,930,779	—	—	—	—	—	—	10,550,495		24,930,779
Seeds and fodder	478,313	128,575	—	—	—	—	—	—	478,313		128,575
Materials and others	—	—	—	—	—	—	127,024	190,843	127,024		190,843

	11,028,808	25,059,354	59,445,800	55,019,469	—	—	127,024	190,843		70,601,632		80,269,666
Holding gain - Cattle	—	—	4,115,410	2,607,227	—	—	—	—		4,115,410		2,607,227
Holding gain - Crops	(2,053,022)	1,391,209	—	—	—	—	—	—		(2,053,022)		1,391,209
Production	71,655,119	37,005,907	17,720,235	19,153,113	9,730,929	7,892,462	—	74,167		99,106,283		64,125,649
Gain (loss) on public commodities market	3,084,763	348,119	—	—	—	—	—	—		3,084,763		348,119
Transfer of inventories to fixed assets	—	—	—	—	—	—	(122,253)	(229,139)		(122,253)		(229,139)
Transfer of inventories to expenses	(3,354,010)	(5,740,840)	(87,114)	(400)	—	—	(1,500,000)	(499,849)		(4,941,124)		(6,241,090)
Recovery of inventories	—	—	—	395,903	—	—	—	—		—		395,903
Purchases	1,301,600	6,251,095	10,517,482	8,951,200	—	—	2,109,593	575,395		13,928,675		15,777,690
Operating expenses (Schedule H)	—	—	—	—	—	—	1,764,629	24,529		1,764,629		24,529
Less:
Inventories at the end of the year
Beef cattle	—		(65,090,604)	(59,445,800)	—	—	—	—	(65,090,604)		(59,445,800)
Crops	(30,866,271)	(10,550,495)	—	—	—	—	—	—	(30,866,271)		(10,550,495)
Seeds and fodder	(360,162)	(478,313)	—	—	—	—	—	—	(360,162)		(478,313)
Materials and others	—	—	—	—	—	—	(693,296)	(127,024)	(693,296)	(97,010,333)	(127,024)	(70,601,632)

Cost of Sales	50,436,825	53,286,036	26,621,209	26,680,712	9,730,929	7,892,462	1,685,697	8,922		88,474,660		87,868,131

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of production

Corresponding to the fiscal years beginning on July 1, 2006 and 2005 and ended June 30, 2007 and 2006

(Notes 1 and 2)

Schedule F.2

	Crops		Beef cattle		Milk		Total
	June 30, 2007 Pesos	June 30, 2006 Pesos	June 30, 2007 Pesos	June 30, 2006 Pesos	June 30, 2007 Pesos	June 30, 2006 Pesos	June 30, 2007 Pesos		June 30, 2006 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	—	—	9,389,631	6,823,744	9,389,631		6,823,744
Unharvested crops	1,662,592	826,332	—	—	—	—	1,662,592		826,332
Seeds and fodder	—	—	168,766	172,941	123,568	17,653	292,334		190,594
Materials and others	4,142,815	3,768,386	—	—	119,865	65,430	4,262,680		3,833,816

	5,805,407	4,594,718	168,766	172,941	9,633,064	6,906,827		15,607,237		11,674,486
Holding gain- Cattle	—	—	—	—	845,483	(144,941)		845,483		(144,941)
Holding gain-Crops	1,191,376	—	—	—	—	—		1,191,376		—
Production	—	—	563,693	—	1,180,468	—		1,744,161		—
Transfer of inventories to fixed assets	(1,338,206)	(550,208)	—	—	—	—		(1,338,206)		(550,208)
Transfer of unharvested crops to expenses	(19,302,268)	(13,122,646)	(2,257,354)	(265,712)	(1,920,243)	(1,446,101)		(23,479,865)		(14,834,459)
Recovery of inventories	—	—	—	—	—	(395,903)		—		(395,903)
Purchases	19,186,739	13,835,058	1,403,081	—	3,411,463	4,612,093		24,001,283		18,447,151
Operating expenses (Schedule H)	52,306,617	36,848,191	15,448,383	16,650,638	7,154,569	5,946,449		74,909,569		59,445,278
Less:
Inventories at the end of the year
Beef cattle	—	—	—	—	(11,113,378)	(9,389,631)	(11,113,378)		(9,389,631)
Unharvested crops	(2,342,025)	(1,662,592)	—	—	—	—	(2,342,025)		(1,662,592)
Seeds and fodder	—	—	(1,336,519)	(168,766)	(554,095)	(123,568)	(1,890,614)		(292,334)
Materials and others	(3,609,519)	(4,142,815)	(465,981)	—	(160,940)	(119,865)	(4,236,440)	(19,582,457)	(4,262,680)	(15,607,237)

Cost of Production	51,898,121	35,799,706	13,524,069	16,389,101	8,476,391	5,845,360		73,898,581		58,034,167

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the fiscal years beginning on July 1, 2006 and 2005 and ended June 30, 2007 and 2006

(Notes 1 and 2)

Schedule G

	June 30, 2007				June 30, 2006
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks in Dollars	US$	12,833,941	3.053	39,182,021	US$	7,821,715	23,824,945
Cash and banks in Brazilian Reais		Rs 2,584	1.410	3,643		Rs 1,489	1,919
Investments:
Mutual funds	US$	12,429,289	3.053	37,946,618	US$	18,026	54,906
Interest from IRSA Convertible Notes 2007	US$	122,667	3.093	379,408	US$	125,333	386,779
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Trade accounts receivable:
Trade accounts receivable	US$	174,180	3.053	531,771	US$	1,041	3,170
Other receivables:
Secured by mortgages	US$	2,291,261	3.053	6,995,220	US$	1,148,224	3,497,490
Guarantee deposits	US$	918,904	3.053	2,805,415	US$	471,102	1,434,978
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.					US$	4,140	12,775
IRSA Inversiones y Representaciones S.A.	US$	34,563	3.093	106,903	US$	—	—
Others	US$	20,000	3.093	61,860	US$	20,698	63,875
Non-Current Assets
Other receivables
Secured by mortgages	US$	4,290,164	3.053	13,097,871	US$	2,713,488	8,265,284
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Alto Palermo S.A	US$	57,660	3.093	178,341	US$	189,470	584,704
IRSA Inversiones y Representaciones S.A.	US$	13,294	3.093	41,117	US$	48,721	150,353
Cactus Argentina S.A.	US$	1,326	3.093	4,100		—	—
Others	US$	7,330	3.093	22,673	US$	27,067	83,529
Investments:
IRSA Convertible Notes 2007
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	US$	12,000,000	3.093	37,116,000	US$	12,000,000	37,031,999

US$	US$	45,194,579		138,469,318	US$	24,589,025	75,394,787

Rs		Rs 2,584		3,643		Rs 1,489	1,919

Total Assets				138,472,961			75,396,706

US$: US Dollars

Rs: Brazilian Reais

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the fiscal years beginning on July 1, 2006 and 2005 and ended June 30, 2007 and 2006

(Notes 1 and 2)

Schedule G (Cont)

	June 30, 2007				June 30, 2006
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current liabilities
Trade accounts payable:
Suppliers	US$	4,119,905	3.093	12,742,867	US$	3,536,482	10,913,582
Interest to be accrued	US$	—	3.093	—	US$	(36,573)	(112,863)
Accrual for other expenses	US$	206,984	3.093	640,202	US$	862,487	2,661,634
Loans:
Local banks	US$	5,552,260	3.093	17,173,139	US$	4,399,210	13,575,961
Interest of Convertible Notes 2007	US$	28,648	3.093	88,608	US$	107,641	332,179
Convertible Notes 2007	US$	2,768,826	3.093	8,563,979		—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	US$	—		—	US$	156,508	482,985
Directors	US$	33,676	3.093	104,160	US$	351	1,083
Non-current liabilities
Trade accounts payable
Accrual for other expenses	US$	79,609	3.093	246,231	US$	270,671	835,292
Loans:
Foreign Banks	US$	8,000,000	3.093	24,744,000	US$	6,600,000	20,367,600
Convertible Notes 2007	US$	—		—	US$	10,306,022	31,804,384
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	US$	—		—	US$	14,984,838	46,243,210
Directors	US$	—		—	US$	33,600	103,690

Total Liabilities	US$	20,789,908		64,303,186	US$	41,221,237	127,208,737

US$: US Dollars

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the fiscal years beginning on July 1, 2006 and 2005 and ended June 30, 2007 and 2006

(Notes 1 and 2)

Schedule H

Items	Total June 30, 2007 Pesos								Total June 30, 2006 Pesos
		Operating Expenses					Expenses
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos

Directors’ fees	402,554	—	—	—	—	—	—	402,554	248,124
Fees and payments for services	7,253,210	766,738	279,820	354,620	132,298	—	—	6,486,472	3,835,780
Salaries and wages	10,295,944	5,758,318	2,375,891	2,538,393	844,034	—	—	4,537,626	8,066,822
Social security taxes	3,178,783	1,433,365	751,611	525,786	155,968	—	—	1,745,418	1,407,333
Taxes, rates and contributions	1,382,845	805,264	537,054	220,127	48,083	—	—	577,581	1,333,837
Gross sales taxes	920,209	—	—	—	—	—	920,209	—	—
Office and administrative expenses	1,340,677	—	—	—	—	—	—	1,340,677	845,939
Bank commissions and expenses	25,098	25,098	12,382	11,847	869	—	—	—	15,627
Depreciation of fixed assets	4,025,468	3,542,447	2,032,906	1,078,263	431,278	—	—	483,021	4,558,794
Vehicle and traveling expenses	742,291	613,146	281,128	261,971	34,094	35,953	—	129,145	884,271
Spare parts and repairs	3,250,529	3,227,746	1,737,515	1,166,579	323,652	—	—	22,783	1,900,694
Insurance	325,704	276,893	164,041	93,799	12,260	6,793	—	48,811	275,579
Benefits to Employees	608,542	415,670	143,047	220,420	52,203	—	—	192,872	468,252
Livestock expenses (1)	9,433,314	8,740,911	—	8,738,246	—	2,665	692,403	—	12,403,304
Dairy farm expenses (2)	5,141,541	5,104,139	—	—	5,104,139	—	37,402	—	4,178,375
Agricultural expenses (3)	52,896,599	45,266,661	43,547,443	—	—	1,719,218	7,629,938	—	38,357,299
Silo expenses	62,004	62,004	62,004	—	—	—	—	—	87,691
General expenses	665,085	635,798	381,775	238,332	15,691	—	—	29,287	785,260

Total as of June 30, 2007	101,950,397	76,674,198	52,306,617	15,448,383	7,154,569	1,764,629	9,279,952	15,996,247

Total as of June 30, 2006		59,469,807	36,848,191	16,650,638	5,946,449	24,529	9,658,616	10,524,558	79,652,981

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables and prepaid expenses without a due date at June 30, 2007

		Law No. 19,550 Section 33
	Other Receivables Pesos	AGRO URANGA	FYO	CACTUS	IGSA	IRSA	BRASILAGRO	ACER
		Others Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos
Current	6,625,485	511,221	23,603	4,266,771	—	106,903	30,537	14,603,614
Non-current	27,505,656	—	—	4,100	—	41,117	—	—

b.	Trade Accounts Receivable and other receivables to fall due at June 30, 2007

	Trade Accounts Receivables Pesos	Law No. 19,550 Section 33				Other Receivables Pesos	Law No. 19,550 Section 33
		FYO	IGSA	ALTOCITY	ACER		IRSA	CACTUS	ACER
		Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos		Other Receivable Pesos	Other Receivable Pesos	Other Receivable Pesos
09-30-07	17,048,732	18,640,536	—	933	—	17,580,104	—	—	—
12-31-07	—	—	—	—	—	3,692,125	—	—	—
03-31-08	—	—	—	—	—	1,421,935	—	—	—
06-30-08	—	—	—	—	—	4,703,416	—	—	—
09-30-08	—	—	—	—	—	2,178,303	—	—	—
06-30-09	—	—	—	—	—	3,710,415	—	—	—
09-30-09	—	—	—	—	—	1,749,369	—	—	—
06-30-10	—	—	—	—	—	3,710,415	—	—	—
09-30-10	—	—	—	—	—	1,749,369	—	—	—
09-30-11	—	—	—	—	—	—	—	—	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts at June 30, 2007.

b.	Debts without a due date at June 30, 2007.

	Trade Payables Pesos	Loans Pesos	Taxes Payable Pesos	Provisions Pesos
Current	—	96,832,590	—	—
Non- current	246,231	—	50,914,561	45,216

c.	Debts to fall due at June 30, 2007.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33				Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts Pesos
		IGSA	CACTUS	ACER	IRSA
		Trade Accounts Payable Pesos	Trade Accounts Payable Pesos	Trade Accounts Payable Pesos	Trade Accounts Payable Pesos
09/30/07	27,704,280	40,820	669,346	170,645	124,752	15,298,547	3,124,742	6,198,244	2,899,597
12/31/07	—	—	—	—	—	10,618,597	716,470	—	—
03/31/08	—	—	—	—	—	—	—	—	—
12/31/08	—	—	—	—	—	24,744,000	—	—	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33				Other Receivables Pesos	Law No. 19,550 Section 33
		FYO	IGSA	ALTOCITY	ACER		IRSA	ACER	AGRO URANGA	IGSA	FYO	Cactus
		Trade accounts receivable Pesos	Trade accounts receivable Pesos	Trade accounts receivable Pesos	Trade accounts receivable Pesos		Other receivables Pesos	Other receivables Pesos	Other receivables Pesos	Other receivables Pesos	Other receivables Pesos	Other receivables Pesos
In Pesos (Ps.)	16,516,961	18,640,536	—	933	—	51,495,749	—	14,603,614	511,221	—	23,603	4,266,771
In Dollars (US$)	531,771	—	—	—	—	23,161,380	148,020	—	—	—	—	4,100

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

b.	All accounts receivable and other receivables and prepaid expenses are not subject to adjustment provisions.

c.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33				Other Receivables Pesos	Law No. 19,550 Section 33
		IGSA	FYO	Altocity	ACER		IGSA	FYO	ACER	Agro Uranga	IRSA	Cactus
		Trade Accounts Receivable					Other Receivables
		Pesos	Pesos	Pesos	Pesos		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding balances accruing interests	—	—	—	—	—	19,928,874	—	—	13,652,208	—	—	4,066,260
Outstanding balances not accruing interests	17,048,732	—	18,640,536	933	—	54,728,255	—	23,603	951,406	511,221	148,020	204,611

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33				Loans Pesos	Salaries and Social security Payables Pesos	Taxes Payables Pesos	Other debts Pesos	Provisions Pesos
		IRSA	Cactus	IGSA	ACER
		Trade Accounts Payables Pesos	Trade Accounts Payables Pesos	Trade Accounts Payables Pesos	Trade Accounts Payables Pesos

In Pesos (Ps.)	14,321,211	124,752	669,346	40,820	170,645	96,819,848	3,841,212	57,112,805	2,899,597	45,216
In Dollars (US$)	13,629,300	—	—	—	—	50,673,886	—	—	—	—

b.	All debts outstanding are not subject to adjustment provisions.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

c.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33				Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts Pesos	Provisions Pesos
		IRSA	Cactus	IGSA	ACER
		Trade Accounts Payable Pesos	Trade Accounts Payable Pesos	Trade Accounts Payable Pesos	Trade Accounts Payable Pesos
Outstanding debts accruing Interests	4,484,003	—	—	—	—	147,405,126	—	—	—	—
Outstanding debts not accruing interests	23,466,508	124,752	669,346	40,820	170,645	88,608	3,841,212	57,112,805	2,899,597	45,216

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of June 30, 2007 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of June 30, 2007 there were advance payments to directors for Ps. 308,539, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in (Mercado de Hacienda de Liniers).

b. Cattle for breeding and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c. Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the period less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the depreciations with the income of the Company.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Account Value Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	74,779,571	32,878,814
Vehicles	Theft, fire and civil and third parties liability	2,321,686	976,032

16.	CONTINGENCIES

As of June 30, 2007 there are no contingent situations that have not been accounted for.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 19 to the Financial Statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Comparative Shareholders’ Equity Structure

	As of June 30, 2007 Pesos	As of June 30, 2006 Pesos	As of June 30, 2005 Pesos	As of June 30, 2004 Pesos	As of June 30, 2003 Pesos
Current Assets	216,774,837	94,982,864	152,742,124	70,165,638	60,180,929
Non-current Assets	855,105,579	775,673,020	590,670,069	576,502,763	509,028,334

Total Assets	1,071,880,416	870,655,884	743,412,193	646,668,401	569,209,263

Current Liabilities	167,691,706	101,909,091	65,980,140	29,301,336	16,458,447
Non-current Liabilities	78,397,623	142,321,331	154,084,136	152,133,418	160,744,982

Total Liabilities	246,089,329	244,230,422	220,064,276	181,434,754	177,203,429

Minority Interest	836,872	559,871	276,947	65,451	206,709

Shareholders’ Equity	824,954,215	625,865,591	523,070,970	465,168,196	391,799,125

	1,071,880,416	870,655,884	743,412,193	646,668,401	569,209,263

Comparative Income Structure

	As of June 30, 2007 Pesos	As of June 30, 2006 Pesos	As of June 30, 2005 Pesos	As of June 30, 2004 Pesos	As of June 30, 2003 Pesos
Operating income (loss)	38,009,030	11,107,140	36,257,592	17,811,879	27,856,960
Financial and holding gain (loss)	(10,457,994)	12,373,958	63,751,386	(18,969)	(10,914,039)
Other income and expenses and income on equity	35,948,025	18,773,403	23,022,246	26,306,123	65,614,253
Management fees	(5,484,697)	(3,836,470)	(8,533,213)	(3,567,003)	(7,224,996)

Operating net income (loss)	58,014,364	38,418,031	114,498,011	40,532,030	75,332,178
Income tax	(8,375,095)	(5.431,831)	(37,787,594)	(8,570,269)	(10,531,263)
Minority Interest	(277,000)	(102,924)	88,501	141,261	224,046

Net Income	49,362,269	32,883,276	76,798,918	32,103,022	65,024,961

Production volume

	Three-month period June 30, 2007	Accumulated July 1, 2006 to June 30, 2007	Three-month Period June 30, 2006	Accumulated July 1, 2005 to June 30, 2006	Three-month period June 30, 2005	Accumulated July 1, 2004 to June 30, 2005	Three-month period June 30, 2004	Accumulated July 1, 2003 to June 30, 2004	Three-month period June 30, 2003	Accumulated July 1, 2002 to June 30, 2003
Beef Cattle
(in Kgs.)	1,800,690	9,913,183	2,044,121	9,802,669	2,176,360	10,656,836	2,894,026	11,370,265	2,031,272	9,855,227

Butyraceous
(in Kgs.)	156,072	611,121	144,360	541,509	89,498	264,584	54,679	239,858	52,107	209,909

Crops
(in quintals) *	1,037,494	1,741,601	546,258	1,068,671	965,245	1,497,845	420,682	746,118	348,138	703,692

*	One quintals equals one hundred kilograms

Eduardo S. Elsztain President

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (Continued)

Sales volume

	Three-month period June 30, 2007	Accumulated July 1, 2006 to June 30, 2007	Three-month Period June 30, 2006	Accumulated July 1, 2005 to June 30, 2006	Three-month period June 30, 2005	Accumulated July 1, 2004 to June 30, 2005	Three-month period June 30, 2004	Accumulated July 1, 2003 to June 30, 2004	Three-month period June 30, 2003	Accumulated July 1, 2002 to June 30, 2003
Beef Cattle
(in Kgs.)	4,652,166	13,332,398	3,922,806	14,761,713	4,704,553	17,782,668	4,078,763	14,724,483	3,518,506	11,160,214

Butyraceous
(in Kgs.)	156,072	611,121	144,360	541,509	89,498	264,584	54,679	239,858	52,107	209,909

Crops
(in quintals) *	843,002	1,246,520	691,108	1,641,037	425,913	881,228	254,603	643,980	329,271	1,214,253

*	One quintals equals one hundred kilograms

Local Market

	Three-month period June 30, 2007	Accumulated July 1, 2006 to June 30, 2007	Three-month Period June 30, 2006	Accumulated July 1, 2005 to June 30, 2006	Three-month period June 30, 2005	Accumulated July 1, 2004 to June 30, 2005	Three-month period June 30, 2004	Accumulated July 1, 2003 to June 30, 2004	Three-month period June 30, 2003	Accumulated July 1, 2002 to June 30, 2003
Beef Cattle
(in Kgs.)	4,652,166	13,332,398	3,922,806	14,761,713	4,704,553	17,782,668	4,078,763	14,724,483	3,518,506	11,160,214

Butyraceous
(in Kgs.)	156,072	611,121	144,360	541,509	89,498	264,584	54,679	239,858	52,107	209,909

Crops
(in quintals) *	833,002	1,236,520	691,108	1,641,037	425,913	881,228	254,603	643,980	329,271	1,214,253

*	One quintals equals one hundred kilograms

Exports

	Three-month period June 30, 2007	Accumulated July 1, 2006 to June 30, 2007	Three-month Period June 30, 2006	Accumulated July 1, 2005 to June 30, 2006	Three-month period June 30, 2005	Accumulated July 1, 2004 to June 30, 2005	Three-month period June 30, 2004	Accumulated July 1, 2003 to June 30, 2004	Three-month period June 30, 2003	Accumulated July 1, 2002 to June 30, 2003
Crops (in quintals)*	10,000	10,000	—	—	—	—	—	—	—	—

*	One quintals equals one hundred kilograms

Ratios

	As of June 30, 2007 Pesos	As of June 30, 2006 Pesos	As of June 30, 2005 Pesos	As of June 30, 2004 Pesos	As of June 30, 2003 Pesos
Liquidity	1.293	0.932	2.315	2.395	3.657
Solvency	3.352	2.563	2.377	2.564	2.211
Non-current assets to assets	0.798	0.891	0.795	0.891	0.894
Return on Equity	0.068	0.057	0.155	0.075	0.187

Eduardo S. Elsztain President

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

CUIT: 30-50930070-0

1.	We have audited the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at June 30, 2007 and 2006, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended, and the complementary notes 1 to 22 and schedules A, B, C, E, F.1 and F.2, G and H. Furthermore, we have examined the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, with its subsidiaries for the years then ended, Notes 1 to 10 and schedules A, B, C, E, F.1 and F.2, G and H, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in Argentina, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria present fairly, in all material respects, its financial position at June 30, 2007 and 2006 and the results of its operations, the changes in its shareholders´ equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiaries present fairly, in all material respects, its consolidated financial position at June 30, 2007 and 2006 and the consolidated results of its operations and the consolidated cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

Report of Independent Auditors (Continued)

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements are being transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements; that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	At June 30, 2007, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $229.915,85, none of which was claimable at that date.

Autonomus City of Buenos Aires, July 30, 2007

PRICE WATERHOUSE & CO. S.R.L.

(Partner)

Diego M. Niebuhr

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: August 9, 2007